LTC Properties, Inc.

2023
Annual Report

LTC

LTC Properties, Inc.

Company Profile

LTC Properties, Inc. ("LTC" or the "Company") is a real estate investment trust ("REIT") that invests in seniors housing and health care properties through sale-leasebacks, mortgage financing, joint ventures, construction financing and structured finance solutions including preferred equity and mezzanine lending. LTC Properties, Inc. operates pursuant to federal tax laws and regulations governing REITs, which enable the Company's income to be distributed to its stockholders without federal tax liability to the Company. The Company's common stock is traded under the symbol "LTC" on the New York Stock Exchange.

Board of Directors

Cornelia Cheng [2,3,4]
Independent Consultant
Former Managing Director, Western Region
MGG Investment Group, LP

David L. Gruber [2,3,4]
Former Managing Director, Head of Equity
Capital Markets
KeyBanc Capital Markets

Boyd W. Hendrickson [2,4,5]
Retired Chief Executive Officer and Chairman
Skilled Healthcare Group, Inc.

James J. Pieczynski [1,3,4]
Independent Consultant
Former Vice Chairman
PacWest Bancorp

Devra G. Shapiro [1,3,5]
Retired Chief Financial Officer,
IPC Healthcare, Inc.

Wendy L. Simpson
Chairman and Chief Executive Officer
LTC Properties, Inc.

Timothy J. Triche, MD [1,2,5]
Director, Center for Personalized Medicine
Children's Hospital Los Angeles
Professor, Department of Pathology
University of Southern California
Keck School of Medicine

[1] Member of Audit Committee

[2] Member of Compensation Committee

[3] Member of ESG Committee

[4] Member of Investment Committee

[5] Member of Nominating and Corporate
Governance Committee

Leadership

Wendy L. Simpson*
Chairman and Chief Executive Officer

Pamela J. Kessler*
Co-President, Chief Financial Officer
and Corporate Secretary

Clint B. Malin*
Co-President and Chief Investment Officer

Caroline L. Chikhale
Executive Vice President, Chief Accounting
Officer and Treasurer

Douglas A. Korey
Executive Vice President,
Managing Director of Business Development

J. Gibson Satterwhite
Senior Vice President, Asset Management

Mandi M. Hogan
Senior Vice President of Marketing, Investor
Relations and ESG

Peter G. Lyew
Vice President and Director of Taxes

Michael D. Bowden
Vice President, Investments

H. Rachel Son
Vice President and Controller

Eric B. Smith
Vice President of Facilities and Capital Projects

Executive Officer

LTC Properties, Inc.

Corporate

3011 Townsgate Road, Suite 220
Westlake Village, CA 91361
(805) 981-8655
www.LTCreit.com

Auditor

Ernst & Young, LLP
725 South Figueroa Street
Los Angeles, CA 90017

Stock Exchange

LTC Properties, Inc. is listed on the
New York Stock Exchange:
 Common Stock (LTC)

Member

AHCA/NCAL, American Health Care
Association &
National Center for Assisted Living
ARGENTUM
ASHA, American Seniors Housing Association
NAREIT, National Association of Real Estate
Investment Trusts
NIC, National Investment Center
NIRI, National Investor Relations Institute
OHCA, Oregon Health Care Association

Securities Transfer Agent and Dividend Disbursement Agent

Broadridge Shareholder Services
c/o Broadridge Corporate Issuer Solutions
1155 Long Island Avenue
Edgewood, NY 11717-8309
ATTN: IWS
(866) 708-5586

Dividend Reinvest Plan

A Dividend Reinvest Plan ("DRIP") is offered as a convenience to stockholders who wish to increase their holdings in the Company. Additional shares may be purchased, without a service or sales charge, through automatic reinvestment of monthly cash dividends.

Direct Stock Purchase Plan

A Direct Stock Purchase Plan ("DSPP") is offered as a convenience to stockholders who wish to increase their holdings in the Company. Additional shares may be purchased through an online account provided by our Transfer Agent, Broadridge Corporate Issuer Services.

For more information about the DRIP or DSPP, please contact our Transfer Agent, Broadridge Corporate Issuer Solutions, as listed above or refer to the "Stock and Dividend Plans" FAQ at the website provided by our Transfer Agent at *shareholder.broadridge.com/ltc/*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-11314



LTC PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	**71-0720518**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3011 Townsgate Road, Suite 220
Westlake Village, California 91361
(Address of principal executive offices)

Registrant's telephone number, including area code: (805) 981-8655

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange on Which Registered
Common stock, $.01 Par Value	LTC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $1,338,786,000 as of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter).

The number of shares of common stock outstanding as of February 8, 2024 was 43,112,693.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

Cautionary Statement on Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, adopted pursuant to the Private Securities Litigation Reform Act of 1995. Statements that are not purely historical may be forward-looking. You can identify some of the forward-looking statements by their use of forward-looking words, such as "believes," "expects," "may," "will," "could," "would," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates," or the negative of those words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions and financial trends that may affect our future plans of operation, business strategy, results of operations and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward- looking statements, including, but not limited to, our dependence on our operators for revenue and cash flow; the duration and extent of the effects of the COVID-19 pandemic; government regulation of the health care industry; federal and state health care cost containment measures including reductions in reimbursement from third-party payors such as Medicare and Medicaid; required regulatory approvals for operation of health care facilities; a failure to comply with federal, state, or local regulations for the operation of health care facilities; the adequacy of insurance coverage maintained by our operators; our reliance on a few major operators; our ability to renew leases or enter into favorable terms of renewals or new leases; the impact of inflation; operator financial or legal difficulties; the sufficiency of collateral securing mortgage loans; an impairment of our real estate investments; the relative illiquidity of our real estate investments; our ability to develop and complete construction projects; our ability to invest cash proceeds for health care properties; a failure to qualify as a REIT; our ability to grow if access to capital is limited; and a failure to maintain or increase our dividend. For a discussion of these and other factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see the discussion under "Risk Factors" contained in this report and in other information contained in this report and our publicly available filings with the Securities and Exchange Commission. We do not undertake any responsibility to update or revise any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.

LTC Properties, Inc.

Table of Contents

PART I

Item 1. BUSINESS

General

LTC Properties, Inc. is a real estate investment trust ("REIT") that invests in seniors housing and health care properties through sale-leasebacks, mortgage financing, joint ventures, construction financing and structured finance solutions including preferred equity and mezzanine lending. Our investments in owned properties, mortgage loans, mezzanine loans and preferred equity investments represent our primary source of income. We depend upon the performance of our operators with respect to the daily management and marketing of long-term health care services offered at our properties.

Our real estate investments include the following types of properties:

- *Independent living communities ("ILF")*, also known as retirement communities or senior apartments, offer a sense of community and numerous levels of service, such as laundry, housekeeping, dining options/meal plans, exercise and wellness programs, transportation, social, cultural and recreational activities, on-site security and emergency response programs. Many independent living communities offer on-site conveniences like beauty/barber shops, fitness facilities, game rooms, libraries and activity centers.

- *Assisted living communities ("ALF")* serve people who require assistance with activities of daily living, but do not require the degree of supervision that skilled nursing facilities provide. Services are usually available 24 hours a day and include personal supervision and assistance with eating, bathing, grooming and administering medication. Many assisted living facilities provide a combination of housing, supportive services, personalized assistance and health care designed to respond to individual needs.

- *Memory care communities ("MC")* offer specialized options for people with Alzheimer's disease and other forms of dementia. These purpose built, free-standing facilities offer an alternative for private-pay residents affected by memory loss in comparison to other accommodations that typically have been provided within a secured unit of an assisted living or skilled nursing facility. Memory care facilities offer dedicated care, with staff usually available 24 hours a day, and specialized programming for various conditions relating to memory loss in an environment that is typically smaller in scale and more residential in nature than traditional assisted living and skilled nursing facilities.

- *Skilled nursing centers ("SNF")* provide restorative, rehabilitative and nursing care for people not requiring the extensive treatment available at acute care hospitals. Many skilled nursing facilities provide ancillary services that include occupational, speech, physical, respiratory and medical therapies, as well as sub-acute care services which are paid either by the patient, the patient's family, private health insurance, or through the federal Medicare or state Medicaid programs.

- *Other property types ("OTH")* we also invest in other types of properties such as land parcels, projects under development ("*UDP*") and behavioral health care hospitals.

We include independent living facilities and memory care as part of the assisted living property classification in some parts of this Annual Report on Form 10-K. Unless otherwise expressly stated or the context otherwise requires, when we refer to "we," "our," "us," "registrant," "the company," or similar terms in this Annual Report on Form 10-K, we mean LTC Properties, Inc. and its consolidated subsidiaries.

Portfolio

The following table summarizes our real estate investment portfolio as of December 31, 2023 *(dollar amounts in thousands)*:

		Number of				Twelve Months Ended December 31, 2023	
Owned Properties	Number of Properties [1]	SNF Beds [2]	ALF Units [2]	Gross Investments	Percentage of Investments	Rental Revenue	Percentage of Total Revenues
Assisted Living	83	—	4,839	$ 770,509	36.0 %	$ 50,837	28.3 %
Skilled Nursing	50	6,113	236	596,818	27.9 %	58,989	32.8 %
Other [3]	1	118	—	12,005	0.6 %	998	0.6 %
Total Owned Properties	134	6,231	5,075	1,379,332	64.5 %	110,824 [5]	61.7 %

		Number of					
Financing Receivables	Number of Properties [1]	SNF Beds	ALF Units	Gross Investments	Percentage of Investments	Interest Income from Financing Receivable	Percentage of Total Revenues
Assisted Living	11	—	523	121,321	5.7 %	9,625	5.4 %
Skilled Nursing	3	299	—	76,691	3.6 %	5,618	3.1 %
Total Financing Receivables	14	299	523	198,012	9.3 %	15,243	8.5 %

		Number of					
Mortgage Loans	Number of Properties [1]	SNF Beds	ALF Units	Gross Investments	Percentage of Investments	Interest Income from Mortgage Loans	Percentage of Total Revenues
Assisted Living	22	—	1,192	174,941	8.2 %	12,827	7.1 %
Skilled Nursing	24	3,041	—	304,314	14.2 %	34,686	19.3 %
Other [4]	—	—	—	2,825	0.1 %	212	0.1 %
Total Mortgage Loans	46	3,041	1,192	482,080	22.5 %	47,725	26.5 %

		Number of					
Notes Receivable	Number of Properties [1]	SNF Beds	ALF Units	Gross Investments	Percentage of Investments	Interest and other Income	Percentage of Total Revenues
Assisted Living	6	—	751	47,432	2.2 %	3,926	2.2 %
Skilled Nursing	—	—	—	13,669	0.6 %	558	0.3 %
Total Notes Receivable	6	—	751	61,101	2.8 %	4,484 [6]	2.5 %

		Number of					
Unconsolidated Joint Ventures	Number of Properties [1]	SNF Beds	ALF Units	Gross Investments	Percentage of Investments	Income from Unconsolidated Joint Ventures	Percentage of Total Revenues
Assisted Living	2	—	362	19,340	0.9 %	1,504	0.8 %
Total Unconsolidated Joint Ventures	2	—	362	19,340	0.9 %	1,504	0.8 %
Total Portfolio	202	9,571	7,903	$ 2,139,865	100.0 %	$ 179,780	100.0 %

	Number of Properties [1]	Number of		Gross Investments	Percentage of Investments
Summary of Properties by Type		SNF Beds [2]	ALF Units [2]		
Assisted Living	124	—	7,667	$ 1,133,543	53.0 %
Skilled Nursing	77	9,453	236	991,492	46.3 %
Other [3] [4]	1	118	—	14,830	0.7 %
Total Portfolio	202	9,571	7,903	$ 2,139,865	100.0 %

(1) We have investments in owned properties, properties we own accounted for as financing receivables, mortgage loans, notes receivable and unconsolidated joint ventures in 26 states to 30 different operators.

(2) See *Item 2. Properties* for discussion of bed/unit count.

(3) Includes three parcels of land held-for-use and one behavioral health care hospital.

(4) Includes one parcel of land in Missouri securing a first mortgage held for future development of a post-acute SNF and one parcel of land in North Carolina securing a first mortgage held for future development of a seniors housing community.

(5) Excludes $13,469 variable rental income from lessee reimbursement of our real estate taxes and $3,057 rental income from sold properties.

(6) Excludes $1,723 interest income from paid-off mezzanine loans and working capital notes.

As of December 31, 2023, our total investment portfolio included $1.7 billion in carrying value of net investments consisting of $1.0 billion or 56.7% invested in owned and leased properties, $196.0 million or 11.3% invested in properties we own accounted for as financing receivables, $477.3 million or 27.4% invested in mortgage loans secured by first mortgages, $60.5 million or 3.5% in notes receivable and $19.3 million or 1.1% in unconsolidated joint ventures.

Owned Properties. The following table summarizes our investment in owned properties at December 31, 2023 *(dollar amounts in thousands)*:

Type of Property	Gross Investment	Percentage of Investment	Number of Properties [1]	Number of SNF Beds [2]	Number of ALF Units [2]	Average Investment per Bed/Unit
Assisted Living	$ 770,509	55.9 %	83	—	4,839	$ 159.23
Skilled Nursing	596,818	43.2 %	50	6,113	236	$ 94.00
Other [3]	12,005	0.9 %	1	118	—	—
Total	$ 1,379,332	100.0 %	134	6,231	5,075	

(1) We have investments in 23 states leased to 22 different operators.

(2) See *Item 2. Properties* for discussion of bed/unit count.

(3) Includes three parcels of land held-for-use and one behavioral health care hospital.

Owned properties are leased pursuant to non-cancelable operating leases generally with an initial term of 2 to 15 years. Many of the leases contain renewal options. Each lease is a triple net lease which requires the lessee to pay all taxes, insurance, maintenance and repairs, capital and non-capital expenditures and other costs necessary in the operations of the facilities. Many of the leases contain renewal options and provide for fixed minimum base rent during the initial and renewal periods. The majority of our leases contain provisions for specified annual increases over the rents of the prior year and that increase is generally computed in one of four ways depending on specific provisions of each lease:

(i) a specified percentage increase over the prior year's rent, generally between 2.0% and 3.0%;
(ii) a calculation based on the Consumer Price Index or Medicare Market Basket Rate;
(iii) as a percentage of facility revenues in excess of base amounts; or
(iv) specific dollar increases.

Our leases that contain fixed annual rental escalations and/or have annual rental escalations that are contingent upon changes in the Consumer Price Index or the Medicare Market Basket Rate, are generally recognized on a straight-line basis over the minimum lease period. Certain leases have annual rental escalations that are contingent upon changes in the gross operating revenues of the property. This revenue is not recognized until the appropriate contingencies have been resolved.

Generally, our leases provide for one or more of the following: security deposits, property tax impounds, repair and maintenance, escrows and credit enhancements such as corporate or personal guarantees or letters of credit. In addition, our leases are typically structured as master leases and multiple master leases with one operator, and are generally cross defaulted.

The following table summarizes the concentration of our top ten operators of owned properties for 2023 and percentage of rental revenue, excluding rental income from properties sold, variable rental income due to lessee reimbursement of our real estate taxes, and adjustment for collectability of rental income for those operators for 2023 and 2022:

| Lessee | Property Type | Percent of Rental Revenue | |
		2023	2022
Brookdale Senior Living Communities, Inc.	ALF/MC	11.9 %	13.5 %
Carespring Healthcare Management, LLC	SNF	10.1 %	10.2 %
Anthem Memory Care, LLC	MC	9.8 %	9.8 %
HMG Healthcare, LLC	SNF	9.1 %	7.2 %
Genesis Healthcare, Inc.	ALF/SNF	8.1 %	7.9 %
Ark Post Acute Network	ILF/ALF/SNF	7.5 %	7.5 %
Ignite Medical Resorts	SNF	7.0 %	4.9 %
Fundamental Long Term Care Company	SNF/OTH	6.3 %	7.7 %
Juniper Communities, LLC	ALF/MC	6.1 %	5.9 %
Encore Senior Living	ALF	5.0 %	3.0 %

Financing Receivables. During 2023 and 2022, we entered into two joint ventures ("JV") and contributed into the JVs for the purchase of properties through sale and leaseback transactions. Concurrently, each of these JVs leased the purchased properties back to an affiliate of the seller and provided the seller-lessee with purchase options. We determined that each of these sale and leaseback transactions meet the accounting criteria to be presented as *Financing receivables* on our *Consolidated Balance Sheets* and recorded the rental revenue from these properties as *Interest income from financing receivables* on our *Consolidated Statements of Income*. See *Note 2. Summary of Significant Accounting Policies* within our consolidated financial statements for more information. The following tables provide information regarding our investments in financing receivables during the years ended December 31, 2023 and 2022 (*dollar amounts in thousands*):

Investment Year	State	Type of Properties	Number of Properties	Number of Beds/Units	Gross Investments	LTC Contributions
2023	NC	ALF/MC	11	523	$ 121,321	$ 117,490
2022	FL	SNF	3	299	76,691	61,661
			14	822	$ 198,012	$ 179,151

| Lease Maturity | | Type of Properties | Initial Contractual Cash Yield | Interest Income from Financing Receivables During | |
				2023	2022
2033	(1)	ALF/MC	7.25 %	$ 9,625	$ —
2032	(2)	SNF	7.25 %	5,618	1,762
				$ 15,243	$ 1,762

---

(1) The JV leased these communities back to an affiliate of the seller under a 10-year master lease, with two five-year renewal options. The contractual initial cash yield of 7.25% increases to 7.5% in year three then escalates thereafter based on CPI subject to a floor of 2.0% and a ceiling of 4.0%. The JV provided the seller-lessee with a purchase option to buy up to 50% of the properties at the beginning of the third lease year and the remaining properties at the beginning of the fourth lease year through the end of the sixth lease year, with an exit Internal Rate of Return ("IRR") of 9.0%. Upon origination we recorded $1.2 million *Provision for credit losses* equal to 1% of the financing receivable balance related to this investment.

(2) The JV leased the centers back to an affiliate of the seller under a 10-year master lease, with two five-year renewal options and provided the seller-lessee with a purchase option, exercisable at the beginning of the fourth year through the end of the fifth year.

Mortgage Loans. As part of our strategy of making investments in properties used in the provision of long-term health care services, we provide mortgage financing on such properties based on our established investment underwriting criteria. We have also provided construction loans that by their terms convert into purchase/lease transactions or permanent financing mortgage loans upon completion of construction. The following table summarizes our investments in mortgage loans secured by first mortgages at December 31, 2023 *(dollar amounts in thousands)*:

Interest Rate	Maturity	State	Gross Investment	Type of Property	Percentage of Investment	Number of Loans [(1)]	Number of Properties [(2)]	Number of SNF Beds	Number of ALF Units	Investment per Bed/Unit
7.5%	2024	MO	$ 1,999	OTH	0.4 %	1	— [(3)]	—	—	$ n/a
7.5%	2024	LA	29,346	SNF	6.1 %	1	1	189	—	$ 155.27
7.5%	2024	GA	51,111	ALF	10.6 %	1	1	—	203	$ 251.78
8.8%	2025	FL	4,000	ALF	0.8 %	1	2	—	92	$ 43.48
7.8%	2025	FL	16,706	ALF	3.4 %	1	1	—	112	$ 149.16
7.3%	2025	NC	10,750	ALF	2.2 %	1	1	—	45	$ 238.89
7.3% [(4)]	2025	NC/SC	58,331	ALF	12.1 %	1	13	—	523	$ 111.53
7.3% [(4)]	2026	NC	34,043	ALF	7.1 %	1	4	—	217	$ 156.88
7.3% [(4)]	2026	NC	826	OTH	0.2 %	1	— [(5)]	—	—	$ —
8.8%	2028	IL	16,500	SNF	3.4 %	1	1	150	—	$ 110.00
10.8% [(6)]	2043	MI	183,968	SNF	38.2 %	1	15	1,875	—	$ 98.12
9.8% [(6)]	2045	MI	39,950	SNF	8.3 %	1	4	480	—	$ 83.23
10.1% [(6)]	2045	MI	19,700	SNF	4.1 %	1	2	201	—	$ 98.01
10.3% [(6)]	2045	MI	14,850	SNF	3.1 %	1	1	146	—	$ 101.71
Total			$ 482,080		100.0 %	14	46	3,041	1,192	$ 113.89

(1) Some loans contain certain guarantees and/or provide for certain facility fees.

(2) Our mortgage loans are secured by properties located in eight states with eight borrowers.

(3) Represents a mortgage loan secured by a parcel of land for the future development of a 91-bed post-acute SNF.

(4) Represents the initial rate. This loan has an IRR of 8%.

(5) Represents a mortgage loan secured by a parcel of land in North Carolina held for future development of a seniors housing community.

(6) Mortgage loans provide for 2.25% annual increases in the interest rate after a certain time period.

In general, the mortgage loans may not be prepaid except in the event of the sale of the collateral property to a third-party that is not affiliated with the borrower, although partial prepayments (including any prepayment premium) are often permitted where a mortgage loan is secured by more than one property upon a sale of one or more, but not all, of the collateral properties to a third-party which is not an affiliate of the borrower. The terms of the mortgage loans generally impose a premium upon prepayment of the loans depending upon the period in which the prepayment occurs, whether such prepayment was permitted or required, and certain other conditions such as upon the sale of the property under a pre-existing purchase option, destruction or condemnation, or other circumstances as approved by us. The prepayment premium is based on a yield maintenance formula. In addition to a lien on the mortgaged property, the loans are generally secured by certain non-real estate assets of the properties and contain certain other security provisions in the form of letters of credit and/or security deposits.

Notes Receivable. Our investment in notes receivable consists of mezzanine loans and other loan arrangements. The following table summarizes our investments in notes receivable at December 31, 2023 (*dollar amounts in thousands*):

Interest Rate	IRR	Maturity	Type of Loan	Gross Investment	# of loans	Type of Property
4.0%	—	2024	Working capital	$ 13,531	1	SNF
5.0%	—	2025	Working capital	732	1	ALF
7.5%	—	2027	Working capital	550	1	ALF
8.0%	11.0 %	2027	Mezzanine	25,000	1	ALF
8.8%	12.0 %	2028	Mezzanine	17,000	1	ALF
6.5%	—	2030	Working capital	138	1	SNF
7.3%	—	2030	Working capital	500	1	ALF
7.3%	—	2030	Working capital	957	1	ALF
7.0%	—	2031	Working capital	2,693	1	ALF
				$ 61,101 [1]	9	

(1) Excludes the impact of credit loss reserve.

Unconsolidated Joint Ventures. From time to time, we provide funding to third-party operators for the acquisition, development and construction ("ADC") of a property. If the ADC arrangement characteristics are more similar to a jointly-owned investment or partnership, we account for the ADC arrangement as an investment in an unconsolidated joint venture under the equity method of accounting. The following table summarizes our investment in unconsolidated joint ventures at December 31, 2023 *(dollar amounts in thousands):*

Total Preferred Return	Contractual Cash Portion	State	Type of Investment	Number of Beds/Units	Carrying Value	Type of Property
12%	7%	WA	Preferred Equity	95	$ 6,340 [1]	ALF/MC
14%	8%	WA	Preferred Equity	267	13,000 [2]	ILF/ALF
				362	$ 19,340	

(1) Represents a preferred equity interest in an entity that developed and owns a 95-unit ALF and MC in Washington. Our investment represents 15.5% of the total investment. The preferred equity investment earns an initial cash rate of 7% increasing to 9% in year four until the internal rate of return ("IRR") is 8%. After achieving an 8% IRR, the cash rate drops to 8% with an IRR ranging between 12% to 14%, depending upon timing of redemption. We have the option to require the JV partner to purchase our preferred equity interest at any time between August 17, 2031 and December 31, 2036.

(2) Represents a preferred equity interest in an entity that developed and owns a 267-unit ILF and ALF in Washington. Our investment represents 11.0% of the estimated total investment. The preferred equity investment earns an initial cash rate of 8% with an IRR of 14%. The JV partner has the option to buy out our investment at any time after August 31, 2023 at the IRR rate. Also, we have the option to require the JV partner to purchase our preferred equity interest at any time between August 31, 2027 and, upon project completion and leasing the property, prior to the end of the first renewal term of the lease.

Investment Policies and Strategies

Our investment policy is to invest primarily in seniors housing and health care properties. Over the past three years, we have underwritten investments in seniors housing communities and health care centers for a total of approximately $547.7 million. Additionally, during the past three years, we have disposed of properties for a total sales price of $202.8 million.

Prior to finalizing an investment, we conduct a comprehensive financial due diligence review and property site review to assess the property's general physical condition.

Historically our investments have consisted of:

- fee ownership of seniors housing and skilled nursing properties that are leased to operators;

- mortgage loans secured by seniors housing and skilled nursing properties; or

- participation in such investments indirectly through investments in mezzanine loans and real estate partnerships or other entities that themselves make direct investments in such loans or properties.

In evaluating potential investments, we consider factors such as:

- type of property;

- location;

- competition within the local market and evaluation of the impact resulting from any potential new development projects in construction or anticipated to be approved by local authorities;

- construction quality, condition and design of the property;

- current and anticipated cash flow of the property and its adequacy to meet operational needs and lease obligations or debt service obligations;

- experience, reputation and solvency of the operating companies providing services;

- payor mix of private, managed care, Medicare and Medicaid patients;

- growth, tax and regulatory environments of the communities in which the properties are located;

- occupancy and demand for similar properties in the area surrounding the property;

- Medicaid reimbursement policies and plans of the state in which the property is located;

- third-party environmental reports, land surveys and market studies (if applicable);

- energy, water and waste efficiency management practices; and

- health, safety and wellness practices (air filtration systems, hazardous waste disposal, UV sanitation, etc).

We seek to diversify our portfolio by operator, by property type, and by geography. Our business development team boasts a seasoned roster with decades of collective experience and deep industry relationships. We strive to remain visible and relevant by supporting trade associations, attending and hosting industry conferences and events, speaking on panels and participating in media interviews. We believe these efforts, coupled with relationships will continue to provide investment opportunities in 2024 and beyond.

Our marketing and business development efforts focus on sourcing relationships with regionally based operators and intermediaries to execute on single property or small portfolio transactions that are not broadly marketed by third-party intermediaries. We take this approach because competition for larger, fully marketed portfolios generally results in increased pricing that produces yields below our investment hurdles. This strategy allows us to invest in properties priced at yields that are accretive to our stockholders.

It is our current policy, and we intend to continue this policy, that all borrowers of funds from us and lessees of any of our properties secure adequate comprehensive property and general and professional liability insurance that covers us as well as the borrower and/or lessee. Although we actively monitor and seek to ensure compliance with our policies, we may be subject to loss for any number of reasons, such as, noncompliance on the part of our lessees/borrowers, losses that exceed covered limits or that are not covered, inability of lessees/borrowers to obtain insurance on commercially reasonable terms, bankruptcy of a carrier, or insufficient tail coverage. For investments in which we own fee simple title to the property and lease it to a third-party tenant, we are a non-possessory landlord and are not responsible for what takes place on such property. Nonetheless, claims including those pertaining to general and professional liability may be asserted against us which may result in costs and exposure for which insurance is not available.

Competition

In the health care industry, we compete for real property investments with health care providers, other health care related REITs, real estate partnerships, banks, private equity funds, venture capital funds and other investors. Many of our competitors are significantly larger and have greater financial resources and lower cost of capital than we have available to us. Our ability to compete successfully for real property investments will be determined by numerous factors, including our ability to identify suitable acquisition targets, our ability to negotiate acceptable terms for any such acquisition and the availability and our cost of capital.

The lessees and borrowers of our properties compete on a local, regional and, in some instances, national basis with other health care providers. The ability of the lessee or borrower to compete successfully for patients or residents at our properties depends upon several factors, including the levels of care and services provided by the lessees or borrowers, the reputation of the providers, physician referral patterns, physical appearances of the properties, family preferences, financial condition of the operator and other competitive systems of health care delivery within the community, population and demographics.

REIT Tax Status

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Code. To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. As a REIT, we generally are not subject to U.S. federal income tax on the taxable income we distribute to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at the generally applicable corporate tax rate. Even if we qualify for taxation as a REIT, we may be subject to U.S. federal income tax provisions on certain specific transactions and property, as well as certain state and local taxes on our income, property or net worth and U.S. federal income and excise taxes on our undistributed income.

Health Care Regulation

Overview

The health care industry is heavily regulated by the government. Our borrowers and lessees who operate health care facilities are subject to extensive regulation by federal, state and local governments. These laws and regulations are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. These changes may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of these changes cannot be predicted. The failure of any borrower of funds from us or lessee of any of our properties to comply with such laws, requirements and regulations could result in sanctions or remedies such as denials of payment for new Medicare and Medicaid admissions, civil monetary penalties, state oversight and loss of Medicare and Medicaid participation or licensure. Such action could affect our borrower's or lessee's ability to operate its facility or facilities and could adversely affect such borrower's or lessee's ability to make debt or lease payments to us.

The properties we own and the manner in which they are operated are affected by changes in the reimbursement, licensing and certification policies of federal, state and local governments. Properties may also be affected by changes in accreditation standards or procedures of accrediting agencies. In addition, expansion (including the addition of new beds or services or acquisition of medical equipment) and occasionally the discontinuation of services of health care facilities are, in some states, subjected to state and regulatory approval through "certificate of need" laws and regulations.

Health Care Reform and Other Legislative Developments

Federal health care reform, including the Patient Protection and Affordable Care Act, as amended (the "Affordable Care Act"), has expanded access to health insurance, reduced health care costs, and instituted various health policy reforms. Among other things, the Affordable Care Act: reduced Medicare skilled nursing facility reimbursement by a so-called "productivity adjustment" based on economy-wide productivity gains; required the development of a value-based purchasing program for Medicare skilled nursing facility services; authorized bundled payment programs, which can include post-acute services; and provided incentives to state Medicaid programs to promote community-based care as an alternative to institutional long-term care services. In addition, the Affordable Care Act impacts both us and our lessees and borrowers as employers, including requirements related to the health insurance we offer to our respective employees. Many aspects of the Affordable Care Act have been implemented through regulations and sub-regulatory guidance. In December 2017, President Trump signed into law a tax reform bill that repeals the Affordable Care Act's penalty for individuals who fail to maintain health coverage meeting certain minimum standards. While there have been efforts to repeal the law and enact alternative reforms, the Biden Administration has indicated it will support and expand upon the Affordable Care Act. Additional revisions of the Affordable Care Act could be made in future, although the details and timing of any such actions are unknown at this time. There can be no assurance that the implementation of the Affordable Care Act or any subsequent modifications or related legal challenges will not adversely impact the operations, cash flows or financial condition of our lessees and borrowers, which subsequently could materially adversely impact our revenue and operations.

President Biden, Congress and state legislatures can be expected to continue to review and assess alternative health care delivery systems and payment methodologies, including potential changes in Medicare and Medicaid payment policy for skilled nursing facility services and other types of post-acute care. Additional changes in laws, new interpretations of existing laws, or other changes in payment methodologies may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by the government and other third-party payors. There can be no assurances that enacted or future legislation will not have an adverse impact on the financial condition of our borrowers and lessees, which subsequently could materially adversely impact our company.

Reimbursement

The ability of our borrowers and lessees to generate revenue and profit determines the underlying value of that property to us. Revenues of our borrowers and lessees of skilled nursing centers are generally derived from payments for patient care. Sources of such payments for skilled nursing facilities include the federal Medicare program, state Medicaid programs, private insurance carriers, managed care organizations, preferred provider arrangements, and self-insured employers, as well as the patients themselves.

A significant portion of the revenue of our skilled nursing center borrowers and lessees is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. Because of significant health care costs paid by such government programs, both federal and state governments have adopted and continue to consider various health care reform proposals to control health care costs. In many instances, revenues from Medicaid programs are insufficient to cover the actual costs incurred in providing care to Medicaid patients. In addition, all states have been making changes to their long-term care delivery systems that emphasize home and community-based long-term care services, in some cases coupled with cost-controls for institutional providers. Increasingly, state Medicaid programs are providing coverage through managed care programs under contracts with private health plans, which is intended to decrease state Medicaid costs. The federal government also has adopted various policies to promote community-based alternatives to institutional services. As states and the federal government continue to respond to budget pressures, future reduction in Medicaid payments for skilled nursing facility services could have an adverse effect on the financial condition of our borrowers and lessees which could, in turn, adversely impact the timing or level of their payments to us.

With regard to the Medicare program, over the years there have been efforts to contain Medicare fee-for-service spending, promote Medicare managed care, and, more recently, tie reimbursement to quality and value of care. The Centers for Medicare & Medicaid Services ("CMS") annually updates Medicare skilled nursing facility prospective payment system rates and other policies.

On April 11, 2022, CMS issued a proposed rule to update SNF rates and policies for fiscal year 2023. CMS estimated that the aggregate impact of the payment policies in the proposed rule would result in a decrease of approximately $320 million in Medicare Part A payments to SNFs in fiscal year 2023 compared to fiscal year 2022. CMS also sought input on the effects of direct care staffing requirements to improve long-term care requirements for participation and promote thoughtful, informed staffing plans and decisions within facilities to meet residents' needs, including maintaining or improving resident function and quality of life. Specifically, CMS sought input on establishing minimum staffing requirements for long-term care facilities. On June 29, 2022, CMS issued updates to guidance on minimum health and safety standards that long-term care facilities must meet to participate in Medicare and Medicaid, and issued new guidance in the State Operations Manual to address issues that significantly affect residents of long-term care facilities. On July 29, 2022, CMS issued a final rule to update SNF rates and policies for fiscal year 2023. CMS estimated that the aggregate impact of the payment policies in the final rule would result in an increase of 2.7%, or approximately $904 million, in Medicare Part A payments to SNFs in fiscal year 2023 compared to fiscal year 2022. CMS also finalized a permanent 5% cap on annual wage index decreases to smooth year-to-year changes in providers' wage index payments. In addition, CMS indicated that it would continue to review the comments it received in response to its request for information on establishing minimum staffing requirements for long-term care facilities, and that it intended to issue proposed rules on a minimum staffing level measure within one year. On April 4, 2023, CMS issued a proposed rule that would update SNF rates and policies for fiscal year 2024. CMS estimated that the aggregate impact of the payment policies in the proposed rule would result in a net increase of 3.7%, or approximately $1.2 billion, in Medicare Part A payments to SNFs in fiscal year 2024. CMS also indicated that it continued to review the feedback it received from its comment solicitation regarding minimum staffing requirements and that the feedback would be used, along with evidence from its mixed-methods study launched in August 2022 collecting quantitative and qualitative evidence on staffing levels within nursing homes, to inform proposals for minimum direct care staffing requirements in nursing homes in a future rulemaking. On July 31, 2023, CMS issued a final rule to update SNF rates and policies for fiscal year 2024. CMS estimated that the aggregate impact of the payment policies in the final rule would result in a net increase of 4.0%, or approximately $1.4 billion, in Medicare Part A payments to SNFs in fiscal year 2024. In addition, the final rule includes updates to the SNF Quality Reporting Program and the SNF Value-Based Purchasing Program for fiscal year 2024 and future years, including the adoption of a measure intended to address staff turnover, as outlined in the President's Executive Order 14070 Increasing Access to High-Quality Care and Supporting Caregivers. Finally, the rule finalizes a constructive waiver process to ease administrative burdens for CMS related to processing civil monetary penalty appeals.

On September 1, 2023, CMS issued the Minimum Staffing Standards for Long-Term Care Facilities and Medicaid Institutional Payment Transparency Reporting proposed rule, which seeks to establish comprehensive nurse staffing requirements. The proposed rule consists of three core staffing proposals: (1) minimum nurse staffing standards of 0.55 hours per resident day ("HPRD") for registered nurses ("RNs") and 2.45 HPRD for nurse aides ("NAs"); (2) a requirement to have an RN onsite 24 hours a day, seven days a week; and (3) enhanced facility assessment requirements. The proposed rule also includes a staggered implementation approach and possible hardship exemptions for select facilities. The deadline for submission of comments on the proposed rule was November 6, 2023.

There can be no assurance that these rules or future regulations modifying Medicare skilled nursing facility payment rates or other requirements for Medicare and/or Medicaid participation will not have an adverse effect on the financial condition of our borrowers and lessees which could, in turn, adversely impact the timing or level of their payments to us.

On March 26, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), sweeping legislation intended to bolster the nation's response to the COVID-19 pandemic. In addition to offering economic relief to individuals and impacted businesses, the law expanded coverage of COVID-19 testing and preventative services, addressed health care workforce needs, eased restrictions on telehealth services during the crisis, and increased Medicare regulatory flexibility, among many other provisions. Notably, the CARES Act temporarily suspended the 2% across-the-board "sequestration" reduction of all Medicare Fee-For-Service ("FFS") payments under the Medicare program that had previously been in effect since April 1, 2013, from May 1, 2020 through December 31, 2020, and extended the Medicare sequester requirement through fiscal year 2030. In addition, the law provided $100 billion in grants to eligible health care providers for health care related expenses or lost revenues that are attributable to COVID-19. On April 10, 2020, CMS announced the distribution of $30 billion in funds to Medicare providers based upon their 2019 Medicare fee for service revenues. Eligible providers were required to agree to certain terms and conditions in receiving these grants. In addition, HHS authorized $20 billion of additional funding for providers that have already received funds from the initial distribution of $30 billion. Unlike the first round of funds, which came automatically, providers were required to apply for these additional funds and submit the required supporting documentation, using the online portal provided by HHS. Providers were required to attest to and agree to specific terms and conditions for the use of such funds. HHS expressed a goal of allocating the whole $50 billion proportionally across all providers based on those providers' proportional share of 2018 net Medicare fee-for-service revenue, so that some providers would not be eligible for additional funds. On May 22, 2020, HHS announced that it had begun distributing $4.9 billion in additional relief funds to SNFs to offset revenue losses and assist nursing homes with additional costs related to responding to the COVID-19 public health emergency and the shipments of personal protective equipment provided to nursing homes by the Federal Emergency Management Agency. On June 9, 2020, HHS announced that it expected to distribute approximately $15 billion to eligible providers that participate in state Medicaid and Children's Health Insurance Program ("CHIP") programs and have not received a payment from the Provider Relief Fund General Allocation. On July 22, 2020, HHS announced $5 billion in Provider Relief Funds to Medicare-certified long-term care facilities and state veterans' homes to build nursing home skills and enhance nursing homes' response to COVID-19, including enhanced infection control. Nursing homes must participate in the Nursing Home COVID-19 training to be qualified to receive this funding. On August 27, 2020, HHS announced that it had distributed almost $2.5 billion to nursing homes to support increased testing, staffing, and personal protective equipment needs. On September 3, 2020, HHS announced a $2 billion performance-based incentive payment distribution to nursing homes and SNFs. Finally, on October 1, 2020, HHS announced $20 billion in new funding for several types of providers, including those who previously received, rejected, or accepted a general distribution provider relief fund payment. The application deadline for these Phase 3 funds was November 6, 2020.

The Consolidated Appropriations Act, 2021 included a $900 billion COVID-19 relief package, of which $73 billion was allocated to HHS. Notably, the legislation added an additional $3 billion to the Provider Relief Fund included language specific to reporting requirements, and allowed providers to use any reasonable method to calculate lost revenue, including the difference between such provider's budgeted and actual revenue budget if such budget had been established and approved prior to March 27, 2020. On January 15, 2021, HHS announced that it would be amending the reporting timeline for Provider Relief Funds and indicated that it was working to update the Provider Relief Fund requirements to be consistent with the passage of the Consolidated Appropriations Act, 2021.

On June 11, 2021, HHS issued revised reporting requirements for recipients of Provider Relief Fund payments. The announcement included expanding the amount of time providers would have to report information, aimed to reduce burdens on smaller providers, and extended key deadlines for expending Provider Relief Fund payments for recipients who received payments after June 30, 2020. The revised reporting requirements are applicable to providers who received payments exceeding, in the aggregate, $10,000 during a single Payment Received Period from the Provider Relief Fund General Distributions, Targeted Distributions, and/or Skilled Nursing Facility and Nursing Home Infection Control Distributions. On July 1, 2021, HHS, through the Health Resources and Services Administration ("HRSA"), notified recipients of Provider Relief Fund payments that the Provider Relief Fund Reporting Portal was open for reporting on the use of funds in Reporting Period 1, as described by HHS's June 11, 2021 update to the reporting requirements. On September 10, 2021, HHS announced a final 60-day grace period of the September 30, 2021 reporting deadline for Provider Relief Funds exceeding $10,000 in aggregate payments received from April 10, 2020 to June 30, 2020. Several reporting periods have concluded to date. Reporting Period 6, for providers who received one or more payments exceeding $10,000, in the aggregate, from July 1, 2022 to December 31, 2022, opened January 1, 2024.

On September 10, 2021, the Biden Administration announced $25.5 billion in new funding for health care providers affected by the COVID-19 pandemic, including $8.5 billion in American Rescue Plan ("ARP") resources for providers who serve rural Medicaid, CHIP, or Medicare patients, and an additional $17 billion for Phase 4 Provider Relief Funds for a broad range of providers who could document revenue loss and expenses associated with the pandemic, including assisted living facilities that were state-licensed/certified on or before December 31, 2020. Approximately 25% of the Phase 4 allocation was for bonus payments based on the amount and type of services provided to Medicaid, CHIP, and Medicare beneficiaries from January 1, 2019 through September 30, 2020. From December 2021 through April 2022, HRSA continued to distribute Provider Relief Fund payments to eligible providers. On April 10, 2023, President Biden signed into law H.J. Res. 7, which terminated the national emergency related to the COVID-19 pandemic. Separately, the declared public health emergency expired May 11, 2023.

Following prior legislation suspending sequestration, on December 10, 2021, President Biden signed the Protecting Medicare and American Farmers from Sequester Cuts Act, which extended the suspension of the Medicare 2% sequestration reduction through March 31, 2022, and then reduced the sequestration cuts to 1% from April through June 2022. As of July 1, 2022, cuts of 2% were re-imposed.

CMS also has implemented a variety of Medicare bundled payment programs that seek to promote greater care coordination and more efficient use of resources. Certain of these models, such as the Medicare Comprehensive Care for Joint Replacement and Bundled Payments for Care Improvement Advanced models, have impacted post-acute care, including skilled nursing facility services. There can be no assurances that new Medicare payment models will not adversely affect revenues of our skilled nursing center borrowers and lessees and thereby adversely affect those borrowers' and lessees' abilities to make their debt or lease payments to us.

Moreover, health care facilities continue to experience pressures from private payors attempting to control costs; reimbursement from private payors has in some cases fallen relative to government payors. Governmental and public concern regarding health care costs may result in significant reductions in payment to health care facilities, and there can be no assurance that future payment rates for either governmental or private payors will be sufficient to cover cost increases in providing services to patients. Any changes in reimbursement policies which reduce reimbursement to levels that are insufficient to cover the cost of providing patient care could adversely affect revenues of our skilled nursing center borrowers and lessees and to a much lesser extent our assisted living community borrowers and lessees and thereby adversely affect those borrowers' and lessees' abilities to make their debt or lease payments to us. Failure of the borrowers or lessees to make their debt or lease payments would have a direct and material adverse impact on us.

Fraud and Abuse Enforcement

Various federal and state laws govern financial and other arrangements between health care providers that participate in, receive payments from, or make or receive referrals in connection with government funded health care programs, including Medicare and Medicaid. These laws, known as the fraud and abuse laws, include the federal anti-kickback statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration directly or indirectly in return for, or to induce, the referral, or arrange for the referral, of an individual to a person for the furnishing of an item or service for which payment may be made under federal health care programs. In addition, the federal physician self-referral law, commonly known as the Stark Law, prohibits physicians and certain other types of practitioners from making referrals for certain designated health services paid in whole or in part by Medicare and Medicaid to entities with which the practitioner or a member of the practitioner's immediate family has a financial relationship, unless the financial relationship fits within an applicable exception to the Stark Law. The Stark Law also prohibits the entity receiving the referral from seeking payment under the Medicare program for services rendered pursuant to a prohibited referral. Sanctions for violating the Stark Law include civil monetary penalties of up to $29,899 per prohibited service provided, assessments equal to three times the dollar value of each such service provided and exclusion from the Medicare and Medicaid programs. Many states have enacted similar fraud and abuse laws which are not necessarily limited to items and services for which payment is made by federal health care programs. Violations of these laws may result in fines, imprisonment, denial of payment for services, and exclusion from federal and/or other state-funded programs. Other federal and state laws authorize the imposition of penalties, including criminal and civil fines and exclusion from participation in federal health care programs for submitting false claims, improper billing and other offenses. Federal and state government agencies have continued rigorous enforcement of criminal and civil fraud and abuse laws in the health care arena. Our borrowers and lessees are subject to many of these laws, and some of them could in the future become the subject of a governmental enforcement action.

Environmental Regulation

Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as us) may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owner or secured lender knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner or secured lender in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's or secured lender's liability therefore could exceed the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce our revenues.

Although the mortgage loans that we provide and leases covering our properties require the borrower and the lessee to indemnify us for certain environmental liabilities, the scope of such obligations may be limited and we cannot assure that any such borrower or lessee would be able to fulfill its indemnification obligations.

Human Capital

LTC recognizes the value of our employees and strives to cultivate a cohesive company culture. We are committed to being a workplace that encourages respect, collaboration, communication, transparency, and integrity. We seek to hire employees with diverse backgrounds and perspectives.

Our success starts and ends with having the best talent, and as a result, we are focused on attracting, developing and retaining our employees. The average tenure of our employees is more than 10 years with LTC.

We offer employees a competitive and comprehensive benefits package that we believe meets or exceeds market standards. LTC fully pays heath care premiums for employees and all eligible dependents. For qualified employees, we offer a 401(k) retirement plan with an employer contribution matching program.

We support employees attending industry conferences. For employees with at least one year of service, we grant up to three days leave to take professional licensing examinations. We also pay their annual renewal fees for professional licenses.

As of December 31, 2023, we employed 23 people. Our employees are not members of any labor union, and we consider our relations with our employees to be excellent.

Investor Information

We make available to the public free of charge through our internet website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the Securities and Exchange Commission ("SEC"). Our internet website address is *www.LTCreit.com.* We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

The SEC also maintains an internet website that contains reports, proxy statements and other information we file. The internet address of the SEC website is *www.sec.gov.*

You may contact our Investor Relations Department at:

LTC Properties, Inc.
3011 Townsgate Road, Suite 220
Westlake Village, California 91361
Attn: Investor Relations
(805) 981-8655

Item 1A. RISK FACTORS

This section discusses risk factors that could affect our business, operations, and financial condition. If any of these risks, as well as other risks and uncertainties that we have not yet identified or that we currently believe are not material, actually occur, we could be materially adversely affected and the value of our securities could decline. In addition, these risk factors contain "forward-looking statements" as discussed above under the "Cautionary Statement on Forward-Looking Statements." The following information should be read in conjunction with Management's Discussion and Analysis, and the consolidated financial statements and related notes in this Annual Report on Form 10-K.

Risks Related to Our Business and Industry

We are dependent on our operators for revenue and cash flow.

Substantially all of our revenue and sources of cash flows are derived from operating lease rentals and interest earned on outstanding financing receivables, loans receivable and income from our preferred equity investments in unconsolidated joint ventures. Our investments in owned properties, mortgage loans, mezzanine loans, financing receivables and preferred equity investments represent our primary source of liquidity to fund distributions. We do not implement operational decisions with respect to the daily management and marketing of care services offered at our properties. We therefore are dependent upon the performance of our operators and the income and rates we earn on leases and loans. A decrease in occupancy and/or increase in operating costs could have an adverse effect on our lessees and borrowers. For example, due to the COVID-19 pandemic and related public health measures, our lessees and borrowers have experienced a decrease in occupancy and an increase in operating costs. There can be no assurance that our lessees and borrowers will have sufficient assets, income, and access to financing to enable them to satisfy, in full, their respective obligations to us. Our financial condition and ability to pay dividends could be adversely affected by financial difficulties experienced by any of our lessees or borrowers, or in the event any such operator does not renew and/or extend its relationship with us at similar or better financial terms.

We and our operators are subject to risks associated with public health crises, including COVID-19 and other pandemics.

The existence, and effect of public health crises and related government measures to prevent the spread of infectious diseases could adversely impact our company and the financial results of our operators. The operations and occupancy levels at the seniors housing and health care facilities of our lessees and borrowers were adversely affected by COVID-19 and could be further adversely affected by COVID-19 or another pandemic especially if there are infections on a large scale at our properties. The impact of COVID-19 has included, and another pandemic could include, early resident move-outs, our operators delaying accepting new residents due to quarantines, potential occupants postponing moves to our operators' facilities, and/or hospitals cancelling or significantly reducing elective surgeries thereby reducing the number of people in need of skilled nursing care. Operating costs of our lessees and borrowers also have risen due to the impact of COVID-19, including cost increases in staffing and pay, purchases of additional personal protective equipment ("PPE"), and implementation of additional safety protocols and higher than normal inflationary pressures.

Additionally, health orders, rent moratoriums, and other initiatives by federal, state, and local authorities could affect our operators and our ability to collect rent and/or enforce remedies for the failure to pay rent. The extent to which COVID-19 or another pandemic could impact our operations and those of our operators will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, spread and severity of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures. Further, if COVID-19 results in an extended adverse trend away from seniors housing and health care facilities to at-home and alternative care services, the occupancy rates of our operators and the value of our real estate investments could be negatively impacted.

The health care industry is heavily regulated by the government.

Our borrowers and lessees who operate health care facilities are subject to extensive regulation by federal, state and local governments. These laws and regulations are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. These changes may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of these changes cannot be predicted. For instance, the Patient Protection and Affordable Care Act, as amended (the "Affordable Care Act") may be subject to revision, replacement, repeal or expansion. In addition, CMS periodically adopts new regulations, and has proposed minimum staffing standards that would apply to long-term care facilities participating in the Medicare and Medicaid programs. See *Item 1. Business—Health Care Regulation*. The failure of any borrower of funds from us or lessee of any of our properties to comply with such laws, requirements and regulations could affect its ability to operate its facility or facilities and could adversely affect such lessee's or borrower's ability to make lease or debt payments to us.

Federal and state health care cost containment measures including reductions in reimbursement from third-party payors such as Medicare and Medicaid could adversely affect us and the ability of our operators to make payments to us.

The ability of our borrowers and lessees to generate revenue and profit determines the underlying value of that property to us. Revenues of our borrowers and skilled nursing center lessees are generally derived from payments for patient care. Sources of such payments include the federal Medicare program, state Medicaid programs, private insurance carriers, health care service plans, health maintenance organizations, preferred provider arrangements, self-insured employers, as well as the patients themselves.

The health care industry continues to face increased government and private payor pressure on health care providers to control costs. Federal legislative and regulatory policies have been adopted and may continue to be proposed that would reduce Medicare and/or Medicaid payments to nursing facilities. Moreover, state budget pressures continue to result in adoption of Medicaid provider payment reductions in some states. Increasingly, state Medicaid programs are providing coverage through managed care programs under contracts with private health plans, which is intended to decrease state Medicaid costs. In light of continuing federal and state Medicaid program reforms, budget cuts, and regulatory initiatives, no assurance can be given that the implementation of such regulations and reforms will not have an adverse effect on the financial condition or results of operations of our lessees and/or borrowers which, in turn, could affect their ability to meet their contractual obligations to us.

Required regulatory approvals could delay operation of health care facilities.

Operators of skilled nursing and other health care facilities must be licensed under applicable state law and, depending upon the type of facility, certified or approved under the Medicare and/or Medicaid programs. A new operator in certain states also must receive change-of-ownership approvals under certificate of need laws. Delays in an operator receiving regulatory approvals from the applicable federal, state, or local government agencies, or the inability of an operator to receive such approvals, could prolong the period during which we are unable to receive lease or loan payments. We also could incur expenses in connection with any licensing, certification, or change-of-ownership proceedings.

Failure to comply with federal, state, or local regulations could prohibit operation of health care facilities.

The failure of our operators to comply with federal, state, or local regulations could result in penalties which could include loss or restriction of license, loss of accreditation, denial of reimbursement, imposition of fines, suspension or decertification from federal and state health care programs, or closure of the facility. The loss or imposition of restrictions on any required license, registration, certificate of need, provider agreement or certification would prevent a facility from operating in the manner intended by the operator. Additionally, failure by any of our operators to comply with applicable laws and regulations could result in adverse publicity and reputational harm, and therefore could harm our business.

Insurance coverage maintained by our operators could be inadequate to protect against contingencies.

Operators of health care facilities may become subject to claims that their services have resulted in injury or other adverse effects. As a non-possessory landlord, we contend we are not generally responsible for what takes place at properties we do not possess. Although we require our operators to secure adequate comprehensive liability insurance that covers us as well as the operator, we could be subject to losses due to noncompliance or insufficient coverage. In addition, certain risks could be uninsurable or unavailable. There can be no assurance that we or our operators will have adequate insurance or funds to cover all contingencies. If an uninsured loss occurs or a loss exceeds policy limits, we could lose both invested capital and anticipated revenue from a property.

We rely on a few major operators.

During the year ended December 31, 2023, approximately 28.9% of our revenues from leases and interest income from real estate investments were generated from three operators. The failure, inability, or unwillingness of any of these operators to meet their obligations to us could materially reduce our cash flow as well as our results of operations.

Inflation could adversely impact the operating expenses of our tenants.

Inflation, both real or anticipated as well as any resulting governmental policies, could adversely affect the economy and the costs of labor, goods and services to our tenants. Because tenants are typically required to pay all property operating expenses, increases in property-level expenses at our leased and mortgaged properties generally do not directly affect us. Increased operating costs could have an adverse impact on our tenants and borrowers, if increases in their operating expenses exceed increases in their revenue, which may adversely affect our tenants' and borrowers' ability to pay rent and interest owed to us. An increase in our tenants' and borrowers' expenses and a failure of their revenues to increase at least with inflation could adversely impact our tenants', borrowers' and our financial condition and our results of operations.

Inflation could rise at rates that outpace contractual or actual increases in rental income.

Our long-term leases and loans typically contain provisions, such as rent escalators, designed to mitigate the adverse impact of inflation. If the contractual or actual increases in rental income we receive from our operators do not keep pace with a rise in inflation, our financial condition and our results of operations could be adversely impacted.

We may be unable to renew leases, or the terms of renewals or new leases could be less favorable than current leases.

Approximately 64.6% of our revenue for the year ended December 31, 2023, was derived from operating lease rentals. There can be no assurance that a lessee will operate its lease through expiration or that a lessee will exercise an option to renew its lease upon expiration. In such scenarios, there can be no assurance that we would be able to find a suitable replacement operator, re-lease the property on substantially equivalent or better terms than the prior lease, if at all. Additionally, to retain current or attract new operators, we could be asked to provide rent concessions or undertake capital expenditures to improve properties.

Operator financial or legal difficulties could delay or prevent collection of rent.

If a lessee experiences financial or legal difficulties, it could fail to pay us rent when due, assert counterclaims, or seek bankruptcy protection. In the case of a master lease, this risk is magnified, as a default could reduce or eliminate rental revenue from several properties. Over the past three years, some of our operators have had or continue to have financial or legal difficulties resulting in non-payment of rent or bankruptcy. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview—Portfolio Overview—Update on Certain Operators* for further discussion. Additionally, the COVID-19 pandemic could continue to cause, financial and legal difficulties for certain of our lessees. If an operator is unable to comply with the terms of its leases, we could be asked to defer rent or be forced to modify the leases in ways that are unfavorable to us. Alternatively, the failure of an operator to perform its obligations under a lease or other agreements with us could force us to declare a default and terminate the lease. There can be no assurance that we would be able to find a suitable replacement operator, re-lease the property on substantially equivalent or better terms than the prior lease, if at all. If a lessee seeks bankruptcy protection, it could delay our efforts to collect past due amounts owed to us under the applicable lease and ultimately preclude collection of all or a portion of those amounts.

Collateral securing mortgage loans could be insufficient.

If a borrower defaults under a mortgage loan, we could be obligated to foreclose on or otherwise protect our investment by acquiring title to the property. In such a scenario, the borrower could contest enforcement of foreclosure, assert counterclaims, or seek bankruptcy protection. This could limit or delay our ability to recover unpaid principal and/or interest and exercise other rights and remedies. Declines in the value of the property could prevent us from realizing an amount equal to our investment. Additionally, it could be difficult to expeditiously find a suitable replacement operator, if at all, or otherwise successfully operate or occupy the property, which could adversely affect our ability to recover our investment.

Our real estate investments could become impaired.

We periodically, but not less than quarterly, evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, operator performance, and legal structure. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations in the period in which the write-off occurs.

Our real estate investments are relatively illiquid and could be difficult to sell for book value.

Real estate investments are relatively illiquid and therefore tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, and other factors, including supply and demand, that are beyond our control. All of our real estate investments are special purpose properties that cannot be readily converted to other health care related services, general residential, retail, or office use. Transfers of operations of health care facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. If the operation of any of our properties becomes unprofitable or a lessee or borrower becomes unable to meet its obligations on the lease or mortgage loan, the liquidation value of the property could be substantially less than the net book value or the amount owing on any related mortgage loan than would be the case if the property were readily adaptable to other uses.

Development and construction risks could affect the profitability and completion of properties.

Our business includes development and construction of seniors housing and health care properties. Construction and development projects involve risks such as the following:

- development of a project could be abandoned after expending significant resources resulting in the loss of deposits or failure to recover expenses already incurred;

- development and construction costs of a project could exceed original estimates due to increased interest rates and higher materials, transportation, labor, leasing, or other costs, which could make completion less profitable;

- financing for a project could be unavailable on favorable terms or at all;

- project delays could result in increases in construction costs and debt service expenses as a result of a variety of factors that are beyond our control, including natural disasters, labor conditions, material shortages, and regulatory hurdles; and

- occupancy rates and rents at a newly completed property could fail to meet expected levels and could be insufficient to make the property profitable.

We may be unable to invest cash proceeds due to competition for health care properties.

From time to time, we will have cash available from the sale of equity and debt capital, sale of properties, and funds from operations. With these cash proceeds, we may seek to invest in health care properties as part of our business and growth strategy. We compete for health care property investments with developers, public and private REITs, and other investors, some of whom may have greater financial resources than us. The competition for health care properties could affect our ability to make timely investments on acceptable terms, which could adversely affect our ability to grow or acquire properties profitably or with attractive return.

Our operators face competition providing seniors housing and health care services.

The business of providing seniors housing and health care is highly competitive. Our operators compete with other companies providing similar care services or alternatives such as home health agencies, hospices, life care at home, community-based service programs, retirement communities, and convalescent centers. Additionally, our operators are sensitive to changes in the labor market and wages and benefits offered to their employees, which can impact their ability to remain competitive. There can be no assurance that our operators will not encounter increased competition in the future which could limit their ability to attract residents or expand their businesses and therefore affect their ability to make their lease or loan payments to us.

Risks Related to Our Status as a REIT

Our failure to qualify as a REIT would have serious adverse consequences to our stockholders.

We intend to operate so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code. We believe that we have been organized and have operated in a manner which would allow us to qualify as a REIT under the Code beginning with our taxable year ended December 31, 1992. However, it is possible that we have been organized or have operated in a manner which would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating annually at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains). Legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal and state income tax (including any applicable alternative minimum tax for taxable years ending prior to January 1, 2018) on our taxable income at regular corporate rates. We note that REITs are specifically excluded from the application of the corporate alternative minimum tax that was enacted as part of the Inflation Reduction Act of 2022 (H.R. 5376). Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for investment or distribution to stockholders would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

Legislation, new regulations, administrative interpretations and/or court decisions could occur at any time and significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. We cannot predict if or when any new or amended law, regulation, administrative interpretation, or case will be adopted, promulgated, decided or become effective, and any such change may apply retroactively. The last significant legislation affecting REITs was The Tax Cuts and Jobs Act, effective for tax years beginning in 2018. We and our security holders may be adversely affected by any new or amended law, regulation, administrative interpretation, or case law.

Prospective investors are urged to consult with their tax advisors with respect to the impact of the Tax Cuts and Jobs Act and any other regulatory, administrative or judicial developments and proposals and their potential effect on an investment in our securities.

Risks Related to Our Capital Structure

Limited access to capital could affect our growth.

As a REIT, we are required to distribute at least 90% of our taxable income. Our growth therefore is generally through the investment of new capital in real estate assets. As of December 31, 2023, we had $20.3 million of cash on hand and $97.8 million available under our unsecured revolving line of credit. We also have the ability to access the capital markets through the issuance of $76.0 million of common stock under our equity distribution agreements and an indeterminate amount through the issuance of debt and/or equity securities under an automatic shelf registration statement. We currently believe our liquidity and various sources of available capital are sufficient to fund operations and development commitments, meet debt service obligations, make dividend distributions, and finance potential investments. In the future, however, our ability to access the equity and/or debt markets could be limited. During such times, most of our available capital would be required to meet existing commitments. Limited access to the equity and/or debt markets could negatively impact our growth if we are unable to obtain additional capital, dispose of assets on favorable terms, or acquire health care properties on a competitive basis.

We could incur more debt.

We operate with a policy of incurring debt when it is advisable in the opinion of our Board of Directors. As of December 31, 2023, our indebtedness represented approximately 39.5% of our gross assets. We could incur additional debt by borrowing under our unsecured revolving line of credit, mortgaging properties we own, and/or issuing debt securities in public offerings or private transactions. The degree of indebtedness could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, or other corporate purposes and make us more vulnerable to a downturn in business or the economy generally.

Covenants related to our indebtedness could limit our operations.

The terms of our current indebtedness as well as debt instruments that we enter into in the future are subject to customary financial and operational covenants. These include requiring us to maintain debt service coverage, leverage ratios, and minimum net worth requirements. We may be unable to maintain compliance with these covenants and, if we fail to do so, we may be unable to obtain waivers and/or amend the covenants. If some or all of our debt is accelerated and becomes immediately due and payable, we may be unable repay or refinance the debt. Our continued ability to incur debt and operate our business is subject to compliance with these covenants, which could limit operational flexibility.

An increase in market interest rates could increase our debt cost and impact our stock price.

We have entered into debt obligations, such as our unsecured revolving line of credit and term loans, with interest and related payments that vary with the movement of certain indices. In the future, we could incur additional indebtedness in connection with the entry into new credit facilities or the financing of acquisitions or development activity. If market interest rates increase, so could our interest costs. This could make the financing of any acquisition more costly. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. Further, the dividend yield on our common stock will influence its price. An increase in market interest rates could lead prospective purchasers of our common stock to expect a higher dividend yield, which could adversely affect the market price of our common stock.

Ownership through partnerships and joint ventures could limit property performance.

We have in the past and may in the future develop and/or acquire properties in partnerships and similar joint ventures, including those in which we own a preferred interest, when we believe circumstances warrant this type of investment. Our organizational documents do not limit the amount of available funds that we can invest in partnerships or other joint venture structures. As of December 31, 2023, we had eight active joint ventures with a total LTC equity investment of $305.6 million. Investments in partnerships and joint ventures, including limited liability companies, involve risks such as the following:

- our partners could become bankrupt, in which event we and any other remaining partners would generally remain liable for the liabilities of the venture;

- our partners could have economic or other business interests or goals which are inconsistent with our business objectives;

- our partners or co-members could be in a position to take action contrary to our instructions, requests or objectives, including our policy with respect to maintaining our qualification as a REIT; and

- governing agreements often contain restrictions on the transfer of an interest or "buy-sell" or other provisions which could result in a purchase or sale of the interest at a disadvantageous time or on disadvantageous terms.

We generally will seek to maintain sufficient control of a partnerships or joint venture to permit us to achieve our business objectives. However, in the event that it fails to meet expectations or becomes insolvent, we could lose our investment in the partnership or joint venture.

Risks Related to Our Stock

A failure to maintain or increase our dividend could reduce the market price of our common stock.

The decision to declare and pay dividends on our common stock, as well as the timing, amount, and composition of any future dividends, will be at the sole discretion of our Board of Directors. The ability to maintain or raise the dividend on our common stock is dependent, to a large part, on growth of funds available for distribution. This growth in turn depends upon increased revenues from additional investments and loans, rental increases, and mortgage rate increases. Any change in our dividend policy could have an adverse effect on the market price of our common stock.

Your ownership percentage in our common stock could be diluted.

From time to time, we could issue additional shares of our common stock in connection with sales under our equity distribution agreements or other capital market transactions. These issuances could cause your percentage ownership in our common stock to be diluted in the future and could have a dilutive effect on our earnings per share and reduce the value of our common stock. Additionally, our charter authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, privileges, preferences, including preferences over our common stock respecting dividends and distributions, terms of redemption and relative participation, optional or other rights, if any, of the shares of each such series of preferred stock and any qualifications, limitations or restrictions thereof, as our Board of Directors determines. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock.

Provisions in our charter limit ownership of shares of our stock.

No more than 50% in value of the outstanding shares of a REIT can be beneficially owned, directly or indirectly, by five or fewer individuals at any time during the last half of each taxable year. To ensure qualification under this test, our charter provide that, subject to exceptions, no person is permitted to beneficially own more than 9.8% of outstanding shares of any class or series of our stock, including our common stock. Our Board of Directors could decide to exempt a person from the 9.8% ownership limit unless doing so would result in the termination of our status as a REIT. Shares of our stock in excess of the 9.8% ownership limitation that lack an applicable exemption may lose rights to dividends and voting, and may be subject to redemption. Additionally, acquisition of any shares of our stock that would result in our disqualification as a REIT may be limited or void. The 9.8% ownership limitation also could have the effect of delaying, deferring, or preventing a change in control of us, including a merger or acquisition or tender offer that might provide a premium price for holders of our stock.

Maryland law could increase the difficulty of acquiring us.

Provisions of Maryland law, our charter, and our bylaws could have the effect of discouraging, delaying, or preventing transactions that involve an actual or threatened change in control. These provisions include the following:

- The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock, and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of a Maryland corporation. Our Board of Directors has not exempted us from this statute.

- The Maryland Control Share Acquisition Act provides that "control shares" of a corporation acquired in a control share acquisition shall have no voting rights except to the extent approved by the stockholders by a vote of two-thirds of the votes eligible to be cast on the matter under the Maryland Control Share Acquisition Act. "Control Shares" means shares of stock that, if aggregated with all other shares of stock previously acquired by the acquiror, would entitle the acquiror to exercise voting power in electing directors within certain ranges. If voting rights of control shares are not approved at a stockholder's meeting, then subject to certain conditions and limitations, the issuer may redeem any or all of the control shares for fair value. Our bylaws contain a provision by which we have opted-out of the Maryland Control Share Acquisition Act. However, we could, by resolutions adopted by our Board of Directors and without stockholder approval, elect to become subject to the Maryland Control Share Acquisition Act.

These and other provisions of Maryland law could increase the difficulty of acquiring us, even if the acquisition would be in the best interests of our stockholders.

General Risk Factors

We are dependent on key personnel.

Our three executive officers and other senior officers have a significant role in our success. Our ability to retain our management group or to attract suitable replacements should any member of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely affect our business and could be negatively perceived in the capital markets.

Our investments are concentrated in a single sector.

Our investments are concentrated in health care properties. A downturn in the health care property sector could have a greater adverse effect on our business and financial condition than if we had investments in multiple industries and sectors. A downturn in the health care property sector also could adversely impact the ability of our operators to meet their obligations to us and maintain residents and occupancy rates. Additionally, a downturn in the health care property sector could adversely affect the value of our properties and our ability to sell properties at prices or on terms acceptable to us.

Disruptions in the capital markets could affect the price of our common stock and our ability to obtain financing.

The United States capital markets could experience significant price volatility, dislocations, and liquidity disruptions, due to global economic impact and infectious disease outbreaks. This has caused market prices of many securities, including our common stock, to fluctuate substantially. Uncertainty in the stock and credit markets could negatively impact our ability to access financing at reasonable terms, which could negatively impact our ability to acquire properties and otherwise pursue our investment strategy. A prolonged downturn in the stock or credit markets could cause other unknown negative impacts on us and the economy.

Catastrophic weather and natural disasters could affect our properties.

Some of our properties are located in areas susceptible to catastrophic weather and natural disasters, including fires, snow or ice storms, windstorms or hurricanes, earthquakes, flooding, or other severe conditions. Adverse weather and natural events could cause damage to our properties. If our operators suffer losses from catastrophic weather or natural disasters, we could lose our invested capital and anticipated future revenue from the property.

We could incur costs associated with hazardous substances and contamination.

Under various federal, state, and local environmental laws, owners or operators of real estate could be required to investigate and remediate the effects of contamination of currently or formerly owned real estate by hazardous substances, often regardless of knowledge of or responsibility for the contamination. Although our operators are primarily responsible for the condition of the property they occupy, we also could be held liable to a governmental authority or to third parties for property damage, personal injuries, and for investigation and clean-up costs incurred in connection with the contamination or we could be required to incur additional costs to change how the property is constructed or operated due to presence of such substances. The presence of hazardous substances or a failure to properly remediate any resulting contamination could adversely affect our ability to lease, mortgage, or sell an affected property.

Information systems failures or data breaches could harm our business.

We and our operators rely on information systems to process, transmit, and store financial transactions and records, operator and lease data, and other confidential information. We are not aware of any material losses to our business or results of operations due to information system failures, data breaches, or cybersecurity incidents. However, information systems are vulnerable to threats, failures, breaches, or incidents due to improper functioning and unauthorized access from physical or electronic break-ins, computer viruses, and similar disruptions, including by hackers, foreign governments, and cyber terrorists. This risk has increased since the outbreak of the COVID-19 pandemic as we and our operators have increased reliance on information technology. We and our operators also rely on numerous third-party providers for information technology services, and we and our operators face similar risks relating to these providers. We cannot be certain that their information system and cybersecurity protocols are sufficient to withstand a data breach or cybersecurity incident. The inability to maintain proper function, security, and availability of our and our operators' information systems and the data maintained in those systems could interrupt our operations, damage our reputation, harm our business relationships, or increase our information systems, cybersecurity and insurance costs. Further, an information system or cybersecurity threat, failure, data breach, or incident on an operator could impact their operations and ability to perform under the terms of their lease with us. While we maintain insurance coverage that may, subject to policy terms and conditions including deductibles, cover specific aspects of information system and cybersecurity risks, such insurance coverage may be insufficient to cover all losses. As information system and cybersecurity risks continue to evolve, we may be required to expend additional resources to continue to enhance our information system and cybersecurity measures and to investigate and remediate any information system and cybersecurity vulnerabilities.

Data privacy security failures or breaches could expose us to regulatory and other liability.

We and our operators are subject to various federal and state laws governing privacy and security of personally identifiable information. Despite safeguards by us and our operators, a data privacy security failure or breach could occur as a result of unintentional or deliberate acts to obtain unauthorized access to information, or to destroy, manipulate, or sabotage data. Information system threats, failures breaches, or incidents also could result in the loss or release of personally identifiable information. A privacy or cybersecurity failure or breach could cause a loss of business, regulatory enforcement, substantial legal liability, and reputational harm. Where the failure or breach affects an operator, this could jeopardize the operator's ability to fulfill its obligations to us. Further, the adoption of new privacy and cybersecurity laws at the federal and state level could require us and our operators to incur significant compliance costs.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Cybersecurity is an integral part of risk management at our company. Cybersecurity is overseen by LTC's Board of Directors (the "Board") and the Audit Committee of the Board (the "Audit Committee"), along with subject matter experts serving our company including our information technology director. Pursuant to its charter, the Audit Committee has the responsibility and duty to review and discuss with management on a regular basis our company's programs, policies and procedures related to information security and data protection, including data privacy and network security, as they relate to financial reporting. The Board and the Audit Committee receive reports on cybersecurity from management at least quarterly and more often as needed. These reports on cybersecurity typically encompasses the nature and threats, defense and detection capabilities, and training activities at our company.

We routinely provide education, such as simulated phishing campaigns, to our employees to mitigate material risks from cybersecurity threats. This education includes cybersecurity training for new employees and training modules sent monthly to all employees. We also use various authentication technologies and third-party monitoring to mitigate material risks from cybersecurity threats. We annually retain a third-party vendor to test our information systems security and we annually review information systems security protocols of our vendors that interact with our financial data. We maintain insurance coverage that may, subject to policy terms and conditions, including deductibles, cover particular aspects of cybersecurity risk, such as social engineering and computer system fraud. However, it is possible such coverage may not fully insure all future costs or losses associated with all types of cybersecurity incidents such as ransomware.

We are not aware of any material losses to our business or results of operations in the past three years due to information technology systems failures, data breaches, or other cybersecurity incidents.

Item 2. PROPERTIES

Here and throughout this Annual Report on Form 10-K wherever we provide details of our properties' bed/unit count, the number of beds/units applies to skilled nursing, assisted living, independent living, memory care and behavioral health care properties only. This number is based upon unit/bed counts shown on operating licenses provided to us by lessees/borrowers or units/beds as stipulated by lease/mortgage documents. These numbers often differ, usually not materially by property, from units/beds in operation at any point in time. The differences are caused by such things as operators converting a patient/resident room for alternative uses, such as offices or storage, or converting a multi-patient room/unit into a single patient room/unit. We monitor our properties on a routine basis through site visits and reviews of current licenses. In an instance where such change would cause a de-licensing of beds or in our opinion impact the value of the property, we may take action against the lessee/borrower to preserve the value of the property/collateral.

Owned Properties. The following table sets forth certain information regarding our owned properties as of December 31, 2023 (*dollars amounts in thousands*):

Location	No. of ALFs	No. of SNFs	No. of Others	No. of Beds/Units	Encumbrances	Remaining Lease Term [1]	Gross Investments
Alabama	—	1	—	174	$ —	28	$ 9,910
Arizona	—	3	—	613	—	68	28,496
California	3	1	—	402	—	58	69,717
Colorado	13	—	—	657	—	46	105,420
Florida	1	4	—	516	—	41	40,545
Georgia	1	—	—	70	—	6	14,556
Illinois	5	—	—	418	—	65	88,896
Kansas	8	—	—	431	—	60	58,153
Kentucky	—	2	—	286	—	120	48,716
Michigan	2	—	— [2]	156	—	16	22,387
Missouri	1	2	—	253	—	78	52,952
Nevada	—	—	1	118	—	14	11,062
New Jersey	3	—	—	166	—	48	59,059
New Mexico	—	5	—	608	—	28	42,581
N. Carolina	5	—	—	210	—	— [3]	14,339
Ohio	8	2	—	822	—	92	142,669
Oklahoma	5	—	—	184	—	34	11,202
Oregon	2	1	—	266	—	65	38,279
S. Carolina	2	2	—	387	—	24	41,604
Tennessee	—	2	—	141	—	24	5,275
Texas	17	20	—	3,238	—	24	328,467
Virginia	—	4	—	500	—	25	30,209
Wisconsin	7	1	—	690	—	74	114,838
TOTAL	**83**	**50**	**1**	**11,306**	**$ —**	**51**	**$ 1,379,332**

(1) Weighted average remaining months in lease term as of December 31, 2023.

(2) Includes three parcels of land held-for-use.

(3) Subsequent to December 31, 2023, we transferred these communities, previously operated by Brookdale Senior Living Communities, Inc. ("Brookdale"), to an operator new to LTC. The master lease is for six years at an initial annual rent of $3,300.

The following chart represents the 10 states with the highest percentage of gross investment for our owned properties as of December 31, 2023:



Percent of Gross Investment

Texas, 23.8%
Ohio, 10.4%
Wisconsin, 8.3%
Colorado, 7.6%
Illinois, 6.5%
California, 5.1%
New Jersey, 4.3%
Kansas, 4.2%
Missouri, 3.8%
Kentucky, 3.5%
Other states, 22.5%

The following table sets forth certain information regarding our lease expirations for our owned properties as of December 31, 2023 *(dollars amounts in thousands):*

Year	No. of SNFs	No. of ALFs	No. of Others	No. of Beds/Units	No. of Operators	Annualized Rental Income [1]	% of Annualized Rental Income Expiring
2023	—	22	—	948	1 [2]	$ 13,362	11.7 %
2024	11	11	—	1,995	3	7,786	6.8 %
2025	6	10	1	1,447	5	8,836	7.8 %
2026	15	5	—	2,073	4	19,393	17.0 %
2027	—	9	—	611	3	11,340	10.0 %
2028	3	1	—	404	3	4,125	3.6 %
2029	5	4	—	1,269	5	9,428	8.3 %
2030	1	1	—	168	2	3,386	3.0 %
2031	—	17	—	1,146	3	15,430	13.5 %
2032	5	—	—	429	1	6,079	5.3 %
2033	4	1	—	816	2	14,861	13.0 %
TOTAL	50	81 [3]	1	11,306 [3]		$ 114,026	100.0 %

(1) Represents annualized contractual Generally Accepted Accounting Principles ("GAAP") rent for leased properties, excluding variable rental income from lessee reimbursement of our real estate taxes for investments as of December 31, 2023.

(2) Represents a master lease with Brookdale covering 22 ALFs. Subsequent to December 31, 2023, 17 of these ALFs with a total of 738 units were re-leased to Brookdale under a new six-year master lease with an initial annual rent of $9,325. The new master lease commenced in January 2024. The remaining five ALFs were transitioned to an operator new to LTC. These ALFs are located in North Carolina with a total of 210 units. The new six-year master lease commenced in January 2024 at an initial annual rent of $3,300.

(3) Excludes two closed ALFs located in Colorado and Texas.

Financing Receivables. The following table sets forth certain information regarding our financing receivables as of December 31, 2023 (dollar amounts in thousands):

State	Type of Properties	Number of Properties	Number of Beds/Units	Initial Contractual Cash Yield	Average Months to Maturity	Gross Investments	LTC Contributions	Annualized Interest Income from Financing Rec
NC	ALF/MC	11	523	7.25 %	109	$ 121,321	$ 117,490	$ 9,706
FL	SNF	3	299	7.25 %	104	76,691	61,661	5,615
		14	822			$ 198,012	$ 179,151	$ 15,321

Mortgage Loans. The following table sets forth certain information regarding our mortgage loans as of December 31, 2023 (*dollars amounts in thousands*):

Location	No. of SNFs [1]	No. of ALFs [1]	No. of OTHs [1]	No. of Beds/ Units	Interest Rate	Average Months to Maturity	Original Face Amount of Mortgage Loans	Gross Investments	Current Annual Debt Service [2]
Florida	—	3	—	204	7.8%-8.8%	21	$ 30,456	$ 20,706	$ 1,667
Georgia	—	1	—	203	7.5%	9	51,111	51,111	3,886
Illinois	1	—	—	150	8.8%	53	16,500	16,500	1,464
Louisiana	1	—	—	189	7.5%	9	29,346	29,346	2,232
Michigan	22	—	—	2,702	9.8%-10.8%	244	265,443	258,468	27,294
Missouri	—	—	—	—	7.5%	3	1,999	1,999	152
North Carolina [3]	—	17	—	740	7.25%	24	99,005	99,005	7,284
South Carolina [3]	—	1	—	45	7.25%	23	4,945	4,945	369
TOTAL	24	22	—	4,233		140	$ 498,805	$ 482,080	$ 44,348

(1) Consists of fourteen mortgage loans in eight states with eight borrowers.

(2) Includes principal and interest payments.

(3) Represents a single mortgage loan secured by 13 ALFs. The mortgage loan was allocated by state for reporting purposes only.

Item 3. LEGAL PROCEEDINGS

We are and may become from time to time a party to various claims and lawsuits arising in the ordinary course of our business, which in our opinion are not singularly or in the aggregate anticipated to be material to our results of operations or financial condition. Claims and lawsuits may include matters involving general or professional liability asserted against the lessees or borrowers of our properties, which we believe under applicable legal principles are not our responsibility as a non-possessory landlord or mortgage holder. We believe that these matters are the responsibility of our lessees and borrowers pursuant to general legal principles and pursuant to insurance and indemnification provisions in the applicable leases or mortgages. We intend to continue to vigorously defend such claims and lawsuits.

Item 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the NYSE under the symbol "LTC".

Holders

As of February 8, 2024, we had approximately 396 holders of our common stock, as determined by counting our record holders and the number of participants reflected in a security position listing provided to us by the Depository Trust Company. Because such "DTC participants" are brokers and other institutions holding shares of our common stock on behalf of their customers, we do not know the actual number of unique stockholders represented by these record holders.

Dividend

We declared and paid total cash distributions on common stock as set forth below:

	Declared		Paid	
	2023	2022	2023	2022
First quarter	$ 0.57	$ 0.57	$ 0.57	$ 0.57
Second quarter	$ 0.57	$ 0.57	$ 0.57	$ 0.57
Third quarter	$ 0.57	$ 0.57	$ 0.57	$ 0.57
Fourth quarter	$ 0.57	$ 0.57	$ 0.57	$ 0.57
	$ 2.28	$ 2.28	$ 2.28	$ 2.28

We intend to distribute to our stockholders an amount at least sufficient to satisfy the distribution requirements of a REIT. Cash flows from operating activities available for distribution to stockholders will be derived primarily from interest and rental payments from our real estate investments. All distributions will be made subject to approval of our Board of Directors and will depend on our earnings, our financial condition and such other factors as our Board of Directors deem relevant. In order to qualify for the beneficial tax treatment accorded to REITs by Sections 856 through 860 of the Internal Revenue Code, we are required to make distributions to holders of our shares equal to at least 90% of our REIT taxable income.

Issuer Purchases of Equity Securities

None.

Stock Performance Graph

      The National Association of Real Estate Investment Trusts ("NAREIT"), an organization representing U.S. REITs and publicly traded real estate companies, classifies a company with 50% or more of assets directly or indirectly in the equity ownership of real estate as an equity REIT. Accordingly, LTC is considered an equity REIT.

      This graph compares the cumulative total stockholder return on our common stock from December 31, 2018 to December 31, 2023 with the cumulative stockholder total return of (1) the Standard & Poor's 500 Stock Index and (2) the NAREIT Equity REIT Index. The comparison assumes $100 was invested on December 31, 2018 in our common stock and in each of the foregoing indices and assumes the reinvestment of dividends.



Index	Period Ending					
	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
LTC Properties, Inc.	$ 100.00	$ 112.79	$ 104.27	$ 97.21	$ 107.44	$ 103.95
NAREIT Equity	$ 100.00	$ 126.00	$ 115.92	$ 166.04	$ 125.58	$ 142.83
S&P 500	$ 100.00	$ 131.49	$ 155.68	$ 200.37	$ 164.08	$ 207.21

      The stock performance depicted in the above graph is not necessarily indicative of future performance.

The stock performance graph shall not be deemed incorporated by reference into any filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that we specifically incorporate such information by reference and shall not otherwise be deemed filed under such Acts.

Item 6. Reserved

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

Business and Investment Strategy

      We are a real estate investment trust ("REIT") that invests in seniors housing and health care properties through sale-leasebacks, financing leases, mortgage financing, joint ventures and structured finance solutions including preferred equity and mezzanine lending. We seek to create, sustain and enhance stockholder equity value and provide current income for distribution to stockholders through real estate investments in seniors housing and health care properties managed by experienced operators. Our primary seniors housing and health care property classifications include skilled nursing facilities ("SNF"), assisted living facilities ("ALF"), independent living facilities ("ILF"), memory care communities ("MC") and combinations thereof. We also invest in other ("OTH") types of properties, such as land parcels, projects under development ("UDP") and behavioral health care hospitals. To meet these objectives, we attempt to invest in properties that provide opportunity for additional value and current returns to our stockholders and diversify our investment portfolio by geographic location, operator, property classification and form of investment.

      We conduct and manage our business as one operating segment for internal reporting and internal decision-making purposes. For purposes of this Annual Report on Form 10-K and other presentations, we generally include ALF, ILF, and MC in the ALF property classification. We have been operating since August 1992.

      The following graph summarizes our gross investments as of December 31, 2023:



      Substantially all of our revenues and sources of cash flows from operations are derived from operating lease rentals, interest earned on outstanding loans receivable and income from investments in unconsolidated joint ventures. Our investments in owned properties, financing leases, mortgage loans, mezzanine loans and preferred equity investments represent our primary source of liquidity to fund distributions and are dependent upon the performance of the operators on their lease and loan obligations and the rates earned thereon. To the extent that the operators experience operating difficulties and are unable to generate sufficient cash to make payments to us, there could be a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. To mitigate this risk, we monitor our investments through a variety of methods determined by property type and operator. Our monitoring process includes periodic review of financial statements for each facility, periodic review of operator credit, scheduled property inspections and review of covenant compliance.

In addition to our monitoring and research efforts, we also structure our investments to help mitigate payment risk. Some operating leases, financing leases and loans are credit enhanced by guaranties and/or letters of credit. In addition, operating leases are typically structured as master leases and loans are generally cross-defaulted and cross-collateralized with other loans, operating leases or agreements between us and the operator and its affiliates.

Depending upon the availability and cost of external capital, we anticipate making additional investments in health care related properties. New investments are generally funded from cash on hand, temporary borrowings under our unsecured revolving line of credit and internally generated cash flows. Our investments generate internal cash from rent and interest receipts and principal payments on mortgage loans receivable. Permanent financing for future investments, which replaces funds drawn under our unsecured revolving line of credit, is expected to be provided through a combination of public and private offerings of debt and equity securities and secured and unsecured debt financing. The timing, source and amount of cash flows provided by financing activities and used in investing activities are sensitive to the capital markets' environment, especially to changes in interest rates. Changes in the capital markets' environment may impact the availability of cost-effective capital.

We believe our business model has enabled and will continue to enable us to maintain the integrity of our property investments, including in response to financial difficulties that may be experienced by operators. Traditionally, we have taken a conservative approach to managing our business, choosing to maintain liquidity and exercise patience until favorable investment opportunities arise.

Portfolio Overview

The following tables summarize our real estate investment portfolio as of December 31, 2023 (*dollar amounts in thousands*):

Owned Properties	Number of Properties [1]	Number of SNF Beds [2]	Number of ALF Units [2]	Gross Investments	Percentage of Investments	Twelve Months Ended December 31, 2023 Rental Revenue	Twelve Months Ended December 31, 2023 Percentage of Total Revenues
Assisted Living	83	—	4,839	$ 770,509	36.0 %	$ 50,837	28.3 %
Skilled Nursing	50	6,113	236	596,818	27.9 %	58,989	32.8 %
Other [3]	1	118	—	12,005	0.6 %	998	0.6 %
Total Owned Properties	134	6,231	5,075	1,379,332	64.5 %	110,824 [5]	61.7 %

Financing Receivables	Number of Properties [1]	Number of SNF Beds	Number of ALF Units	Gross Investments	Percentage of Investments	Interest Income from Financing Receivable	Percentage of Total Revenues
Assisted Living	11	—	523	121,321	5.7 %	9,625	5.4 %
Skilled Nursing	3	299	—	76,691	3.6 %	5,618	3.1 %
Total Financing Receivables	14	299	523	198,012	9.3 %	15,243	8.5 %

Mortgage Loans	Number of Properties [1]	Number of SNF Beds	Number of ALF Units	Gross Investments	Percentage of Investments	Interest Income from Mortgage Loans	Percentage of Total Revenues
Assisted Living	22	—	1,192	174,941	8.2 %	12,827	7.1 %
Skilled Nursing	24	3,041	—	304,314	14.2 %	34,686	19.3 %
Other [4]	—	—	—	2,825	0.1 %	212	0.1 %
Total Mortgage Loans	46	3,041	1,192	482,080	22.5 %	47,725	26.5 %

Notes Receivable	Number of Properties [1]	Number of SNF Beds	Number of ALF Units	Gross Investments	Percentage of Investments	Interest and other Income	Percentage of Total Revenues
Assisted Living	6	—	751	47,432	2.2 %	3,926	2.2 %
Skilled Nursing	—	—	—	13,669	0.6 %	558	0.3 %
Total Notes Receivable	6	—	751	61,101	2.8 %	4,484 [6]	2.5 %

Unconsolidated Joint Ventures	Number of Properties [1]	Number of SNF Beds	Number of ALF Units	Gross Investments	Percentage of Investments	Income from Unconsolidated Joint Ventures	Percentage of Total Revenues
Assisted Living	2	—	362	19,340	0.9 %	1,504	0.8 %
Total Unconsolidated Joint Ventures	2	—	362	19,340	0.9 %	1,504	0.8 %
Total Portfolio	202	9,571	7,903	$ 2,139,865	100.0 %	$ 179,780	100.0 %

Summary of Properties by Type	Number of Properties [1]	Number of SNF Beds [2]	Number of ALF Units [2]	Gross Investments	Percentage of Investments
Assisted Living	124	—	7,667	$ 1,133,543	53.0 %
Skilled Nursing	77	9,453	236	991,492	46.3 %
Other [3] [4]	1	118	—	14,830	0.7 %
Total Portfolio	202	9,571	7,903	$ 2,139,865	100.0 %

(1) We have investments in owned properties, properties we own accounted for as financing receivables, mortgage loans, notes receivable and unconsolidated joint ventures in 26 states to 30 different operators.

(2) See *Item 2. Properties* for discussion of bed/unit count.

(3) Includes three parcels of land held-for-use and one behavioral health care hospital.

(4) Includes one parcel of land in Missouri securing a first mortgage held for future development of a post-acute SNF and one parcel of land in North Carolina securing a first mortgage held for future development of a seniors housing community.

(5) Excludes $13,469 variable rental income from lessee reimbursement of our real estate taxes and $3,057 rental income from sold properties.

(6) Excludes $1,723 interest income from paid-off mezzanine loans and working capital notes.

As of December 31, 2023, we had $1.7 billion in carrying value of net investments, consisting of $1.0 billion or 56.7% invested in owned and leased properties, $196.0 million or 11.3% invested in properties we own accounted for as

financing receivables, $477.3 million or 27.4% invested in mortgage loans secured by first mortgages, $60.5 million or 3.5% in notes receivable and $19.3 million or 1.1% in unconsolidated joint ventures.

Rental income, income from financing receivables and interest income from mortgage loans represented 64.6%, 7.7% and 24.2%, respectively, of *Total revenues* on the *Consolidated Statements of Income* for the year ended December 31, 2023. In most instances, our lease structure, which pertains to owned properties and those properties we own accounted for as financing receivables, contains fixed annual rental escalations and/or annual rental escalations that are contingent upon changes in the Consumer Price Index. Certain leases have annual rental escalations that are contingent upon changes in the gross operating revenues of the property. This revenue is not recognized until the appropriate contingencies have been resolved.

For the year ended December 31, 2023, we recognized a $2.1 million straight-line rental adjustment reflecting higher cash rent received than recorded as rental income and $0.8 million in amortization and write-off of lease incentives. For the remaining leases in place at December 31, 2023, assuming no modification or replacement of existing leases and no new leased investments are added to our portfolio, except for the potential subsequent lease extensions and the leases reported below under *Update on Certain Operators*, we currently expect that the non-cash straight-line rent portion of rental income will increase from negative $2.1 million in 2023 to negative $2.5 million for projected annual 2024. The negative non-cash straight-line portion of rental income represents higher cash rent projected to be received than recorded as rental income. Our cash rental income is projected to increase from $130.2 million in 2023 to $131.7 million for projected annual 2024. At December 31, 2023, the straight-line rent receivable balance on the consolidated balance sheet was $19.6 million.

Many of our existing leases contain renewal options that, if exercised, could result in the amount of rent payable upon renewal being greater or less than that currently being paid.

Terminated Lease

During 2023, Brookdale Senior Living Communities, Inc. ("Brookdale") elected not to exercise its renewal option under a master lease that matured on December 31, 2023. See *Update on Certain Operators* below for discussion regarding the Brookdale portfolio.

Lease Renewals and Extensions

(a) a master lease covering two skilled nursing centers that was scheduled to mature in 2023 was renewed at the contractual rate for another five years extending the maturity to November 2028. The centers have a total of 216 beds and are located in Florida.

(b) a master lease covering two skilled nursing centers that was scheduled to mature in 2023 was renewed for another two years extending the maturity to December 2025. The master lease was renewed at the contractual annual cash rent of $1.8 million increasing 2.5% per year. As amended, this master lease provides the lessee with a purchase option available through December 31, 2024. The centers have a total of 141 beds and are located in Tennessee.

(c) a master lease covering three skilled nursing centers that was scheduled to mature in 2024 was renewed at the contractual rate for another five years extending the maturity to August 2029. The centers have a total of 613 beds and are located in Arizona.

Subsequent to December 31, 2023, a master lease covering 11 skilled nursing centers that was scheduled to mature in January 2024 was renewed for seven months extending the maturity to August 2024. The master lease was renewed at the current annualized rent of $8.0 million, or $4.7 million for seven months in 2024. The centers have a total of 1,444 beds and are located in Texas.

Transitioned Portfolios

During 2023, we transitioned a portfolio of eight assisted living communities with 500 units in Illinois, Ohio and Michigan to Encore Senior Living ("Encore"). We agreed to provide assistance in the second quarter of 2023 to the former operator of this portfolio and as part of transition, we received repayment of $1.2 million of deferred rent which represents $0.9 million of April and May 2023 deferred rent and $0.3 million of unrecorded deferred rent provided in 2022. Cash rent under the new two-year lease with Encore is based on mutually agreed upon fair market rent.

Subsequent to December 31, 2023, we transitioned two assisted living communities, which are located in Georgia and South Carolina with a total of 159 units, to an operator new to LTC. The new two-year master lease commenced on January 1, 2024, and provides two one-year extension periods. Cash rent is zero for the first six months. Thereafter, cash rent is based on mutually agreed upon fair market rent.

Some of our lease agreements provide purchase options allowing the lessees to purchase the properties they currently lease from us. See *Item 8. FINANCIAL STATEMENTS— Note 5. Real Estate Investments. Owned Properties* for a table that includes information about purchase options included in our lease agreements.

Update on Certain Operators

Anthem Memory Care

Anthem Memory Care ("Anthem") operates 11 memory care communities under a master lease and was placed in default in 2017 resulting from Anthem's partial payment of its minimum rent. However, we did not enforce our rights and remedies pertaining to the event of default, under the stipulation that Anthem achieves sufficient performance and pays agreed upon rent. Anthem increased their rent payment every year between 2017 and 2021. During the second and third quarter of 2022, we agreed to a certain temporary rent reduction totaling $1.5 million. During the fourth quarter of 2022, we received payment of Anthem's $1.5 million temporary rent reduction and a return to Anthem's previously agreed upon rent of $0.9 million per month. Anthem paid us the agreed upon annual cash rent of $10.8 million in 2022 and 2023. During the fourth quarter of 2023, the Anthem master lease was amended to set 2024 rent at $10.8 million.

During the first quarter of 2023, we transitioned a 60-unit memory care community located in Ohio to Anthem under a new two-year lease. Under the new two-year lease, no rent was paid through May 2023 after which cash rent is based on mutually agreed upon fair market rent. We received $105,000 from Anthem under this lease and expect to receive $240,000 during 2024.

Brookdale Senior Living Communities, Inc

As discussed above, Brookdale elected not to exercise its renewal option under a master lease that matured on December 31, 2023. The 35-property assisted living portfolio was apportioned as follows:

- We re-leased 17 communities with a total of 738 units to Brookdale under a new master lease. This new master lease includes six properties in Colorado, six properties in Texas, four in Kansas and one in Ohio. The new master lease, which commenced in January 2024, is for six years at an initial annual rent of $9.3 million, escalating by approximately 2% annually. The lease includes a purchase option that can be exercised in 2029. We also agreed to fund $7.2 million for capital expenditures for the first two and a half years of the lease at an initial rate of 8.0%, escalating by approximately 2.0% annually thereafter;

- Five communities in Oklahoma, with a total of 184 units, were transferred and are now being operated by an existing LTC operator. The new master lease, which commenced in November 2023, is for three years, with one four-year extension, at an initial annual rent of $960,000, increasing to $984,000 in the second year, and $1.2 million in the third year. Additionally, the new master lease includes a purchase option that can be exercised starting in November 2027 through October 2029 if the lessee exercises its four-year extension option;

- Five communities in North Carolina, with a total of 210 units, were transferred and are now being operated by an operator new to us. The new master lease, which commenced in January 2024, is for six years at an initial annual rent of $3.3 million, escalating 3.0% annually thereafter; and

- Eight communities across three states including four in Florida, three in South Carolina and one in Oklahoma with a total of 341 units, were sold for $28.0 million. We received proceeds of $23.2 million, net of transaction costs and seller financing. We provided seller financing collateralized by two of the Florida properties, with a total of 92 units. The $4.0 million seller-financed mortgage loan is two years, with a one-year extension, at an interest rate of 8.75%.

Prestige Healthcare

Prestige Healthcare ("Prestige") operates 22 skilled nursing centers located in Michigan secured under four mortgage loans and two skilled nursing centers located in South Carolina under a master lease. Prestige is our largest operator based upon revenues and assets representing 16.6% of our total revenues and 14.3% of our total assets as of December 31, 2023. During the second quarter of 2023, we agreed to defer up to $1.5 million, or up to $0.3 million per month for May through September 2023, in interest payments due on one of Prestige's mortgage loans secured by 15 skilled nursing centers in Michigan. We deferred $0.6 million and $0.9 million in interest payments during the second and third quarter of 2023, respectively.

During the fourth quarter of 2023, we amended the mortgage loan with Prestige which was subject to the previously agreed upon interest deferral. Effective January 1, 2024, the minimum mortgage interest payment due to us is based on an annual current pay rate of 8.5% on the outstanding loan balance of $183.3 million. The current contractual interest rate on the loan of 10.8% remains unchanged. The amendment also provides us the right to draw on Prestige's security to pay the difference between the contractual rate and current pay rate. We received all 2023 contractual interest of $19.5 million due from Prestige after applying $3.4 million of its security. Full contractual interest has been paid on the loan through February 2024 and we expect to receive full contractual cash interest through 2025. Subsequent to December 31, 2023, Prestige increased the security from its receipt of retro-active Medicaid funds. Accordingly, we currently hold security of $4.0 million. Additional retro-active Medicaid payments received by Prestige in 2024 will be remitted to us as security.

Other Operators

During the year ended December 31, 2023, we provided $2.6 million of abated rent to the same operator for which we have been providing assistance. During 2023, we received $0.3 million of rental income and expect to receive the same $0.3 million in 2024.

During the third quarter of 2022, a portfolio of 12 assisted living communities was temporarily transitioned to an existing operator under a two-year master lease. The temporary transition allowed us to find a more permanent solution for the portfolio as follows:
- Two of the properties located in Mississippi and Florida were sold during 2023;
- One community located in Texas is being negotiated for transition to another operator new to LTC;
- Five communities located in Texas are expected to be sold for $1.6 million under an agreement signed subsequent to December 31, 2023;
- Two communities located in Texas are being considered for sale for alternative uses. One of these properties is closed and the other is expected to be closed; and
- Two of the communities located in Georgia and South Carolina were transitioned to an operator new to us subsequent to December 31, 2023. The lease term is two years with two one-year extension options. The initial rent for the first six months is zero, after which rent will be based on mutually agreed upon fair market rent. The master lease includes a purchase option than can be exercised in 2027 if the two one-year extensions are exercised.

In conjunction with the ongoing negotiations related to this portfolio, during the fourth quarter of 2023, we wrote-off a $3.6 million note receivable related to this master lease. Further, we recorded an impairment loss of $3.3 million to reduce the carrying value of seven of the Texas communities which were being negotiated for sale. As of December 31, 2023, these communities did not meet the criteria to be classified as held-for-sale.

2023 Transactions Overview

The following tables summarizes our transactions in 2023 *(dollar amounts in thousand):*

Investment in Owned Properties

During 2023, we entered into a $54.1 million joint venture ("JV") and contributed $45.0 million into the JV that purchased an independent living, assisted living and memory care campus in Ohio. Under the JV agreement, the seller, our JV partner, has the option to purchase the campus between the third and fourth lease years for LTC's allocation of the JV investment plus an IRR of 9.75%. The campus was leased to Encore under a 10-year term with an initial yield of 8.25% on LTC's allocation of the JV investment. We committed to fund $2.1 million of lease incentives under the Encore lease of which $1.5 million was funded during 2023.

Investment in Improvement Projects

	Amount
Assisted Living Communities	$ 3,112
Skilled Nursing Centers	6,487
Other	87
Total	$ 9,686

Sold Properties

State	Type of Properties	Number of Properties	Number of Beds/Units	Sales Price	Carrying Value	Net Gain (Loss) [1]
Florida	ALF	5	246	$ 23,600	$ 9,084	$ 13,327
Kentucky	ALF	1	60	11,000	10,720	57
Mississippi	ALF	1	67	1,650	1,639	(220)
New Jersey	ALF	1	39	2,000	1,552	266
New Mexico	SNF	2	235	21,250	5,523	15,287
Nebraska	ALF	3	117	2,984	2,934	—
Oklahoma	ALF	1	37	800	777	11
Pennsylvania	ALF	2	130	11,128	6,054	4,860
South Carolina	ALF	3	128	8,409	4,446	3,708
		19	1,059	$ 82,821	$ 42,729	$ 37,296

(1) Calculation of net gain (loss) includes cost of sales and write-off of straight-line rent receivable and lease incentives, when applicable.

Financing Receivables

State	Type of Properties	Number of Properties	Number of Beds/Units	Initial Contractual Cash Yield	Average Months to Maturity	Gross Investments	LTC Contributions
NC [1]	ALF/MC	11	523	7.25 %	109	$ 121,321	$ 117,490

(1) The JV leased these communities back to an affiliate of the seller under a 10-year master lease, with two five-year renewal options. The contractual initial cash yield of 7.25% increases to 7.5% in year three then escalates thereafter based on CPI subject to a floor of 2.0% and a ceiling of 4.0%. The JV provided the seller-lessee with a purchase option to buy up to 50% of the properties at the beginning of the third lease year and the remaining properties at the beginning of the fourth lease year through the end of the sixth lease year, with an exit Internal Rate of Return ("IRR") of 9.0%. Upon origination we recorded $1.2 million *Provision for credit losses* equal to 1% of the financing receivable balance related to this investment.

Investment in Mortgage Loans

	Amount
Originations and funding under mortgage loans receivable	$ 97,058 [1]
Application of interest reserve	1,722
Scheduled principal payments received	(10,351)
Mortgage loan premium amortization	(7)
Provision for loan loss reserve	(884)
Net increase in mortgage loans receivable	$ 87,538

(1) We originated the following during 2023:

    (a) $10,750 mortgage loan secured by a 45-unit MC located in North Carolina. The loan carries a two-year term with an interest-only rate of 7.25% and an IRR of 9.0%;

    (b) $51,111 mortgage loan investment secured by a 203-unit ILF, ALF and MC located in Georgia. We acquired a participating interest owned by existing lenders for $42,251 in addition to converting our $7,461 mezzanine loan in the property into a participating interest in the mortgage loan. The mortgage loan matures in October 2024 and our investment is at an initial rate of 7.5% with an IRR of 7.75%. We recorded $1,380 of additional interest income in connection with the effective prepayment of the mezzanine loan in the first quarter of 2023;

    (c) $16,500 senior loan for the purchase of a 150-bed Medicare focused SNF in Illinois. The mortgage loan matures in June 2028 and our investment is at an interest rate of 8.75%;

    (d) $4,947 of contractual additional funding under existing mortgage loans receivable;

    (e) $13,750 of seller financing collateralized by four ALFs. $9,750 was repaid subsequently and two ALFs were released from collateral. The net $4,000 seller-financed mortgage loan is for two-years, with a one-year extension, at the interest rate of 8.75%; and

    (f) $19,500 mortgage loan commitment for the construction of an 85-unit ALF and MC in Michigan. The borrower contributed $12,100 of equity which will initially fund the construction. Once all of the borrower's equity has been drawn, we will begin funding the commitment. The loan term is approximately three years at a rate of 8.75%, and includes two, one-year extensions, each of which is contingent on certain coverage thresholds.

Investment in Notes Receivable

	Amount
Advances under notes receivable	$ 20,377 [1]
Principal payments received under notes receivable	(14,687) [2]
Write-off of notes receivable	(3,561) [3]
Provision for credit losses	(22)
Net increase in notes receivable	$ 2,107

(1) We originated a mezzanine loan to recapitalize an existing 130-unit ILF/ALF/MC in Georgia and construction of 89 additional units. The loan term is five years at an initial yield of 8.75% and an IRR of 12.0%.

(2) We received $4,545, which includes a prepayment fee and the exit IRR totaling $190 from a mezzanine loan prepayment. The mezzanine loan was on a 136-unit ILF in Oregon. Additionally, another $7,461 mezzanine loan was effectively prepaid through converting it as part of our $51,111 investment in a participating interest in an existing mortgage loan that is secured by a 203-unit ALF, ILF and MC located in Georgia. We recorded $1,380 of interest income in connection with the effective prepayment of the mezzanine loan.

(3) We wrote-off an uncollectible working capital note.

Key Performance Indicators, Trends and Uncertainties

We utilize several key performance indicators to evaluate the various aspects of our business. These indicators are discussed below and relate to concentration risk and credit strength. Management uses these key performance indicators to facilitate internal and external comparisons to our historical operating results in making operating decisions and for budget planning purposes.

Concentration Risk. We evaluate by gross real estate investment our concentration risk in terms of asset mix, real estate investment mix, operator mix and geographic mix. Concentration risk is valuable to understand what portion of our real estate investments could be at risk if certain sectors were to experience downturns. Asset mix measures the portion of our real estate investments that are real property or mortgage loans. Investment mix measures the portion of our investments that relate to our various property types. Operator mix measures the portion of our real estate investments that relate to our top five operators. Geographic mix measures the portion of our real estate investment that relate to our top five states.

The following table reflects our recent historical trends of concentration risk *(gross investment, in thousands)*:

	12/31/23	9/30/23	6/30/23	3/31/23	12/31/22
Asset mix:					
Real property	$ 1,379,332	$ 1,405,848	$ 1,421,260	$ 1,389,222	$ 1,410,705
Financing receivables	198,012	198,033	198,056	198,077	76,767
Loans receivable	482,080	478,344	476,739	457,524	393,658
Notes receivable	61,101	63,693	46,412	46,936	58,973
Unconsolidated joint ventures	19,340	19,340	19,340	19,340	19,340
Real estate investment mix:					
Assisted living communities	$ 1,133,543	$ 1,149,589	$ 1,146,827	$ 1,113,096	$ 951,441
Skilled nursing centers	991,492	987,877	987,188	970,300	980,401
Other [1]	14,830	14,792	14,792	14,703	14,601
Under development	—	13,000	13,000	13,000	13,000
Operator mix:					
ALG Senior	$ 298,816	$ 310,789	$ 307,891	$ 326,288	$ 192,699
Prestige Healthcare [1]	272,465	272,767	272,818	271,904	271,476
Encore Senior Living	179,753	179,430	179,153	57,101	57,101
HMG Healthcare, LLC	178,422	176,644	176,285	176,285	175,835
Anthem Memory Care, LLC	156,312	156,054	155,867	155,629	139,176
Remaining operators	1,054,097	1,069,574	1,069,793	1,123,892	1,123,156
Geographic mix:					
Texas	$ 328,467	$ 329,545	$ 328,517	$ 328,442	$ 327,490
Michigan	—	281,159	281,210	280,294	280,389
North Carolina	234,665	234,665	233,301	232,841	99,646
Ohio	142,669	142,483	142,206	87,693	87,569
Florida	137,941	146,178	146,019	159,461	158,892
Remaining states	1,015,266	1,031,228	1,030,554	1,022,368	1,005,457

(1) As of December 31, 2023, we have three parcels of land. These parcels are located adjacent to properties securing the Prestige Healthcare mortgage loan and are managed by Prestige.

Credit Strength. We measure our credit strength both in terms of leverage ratios and coverage ratios. Our leverage ratios include debt to gross asset value and debt to market capitalization. The leverage ratios indicate how much of our *Consolidated Balance Sheet* capitalization is related to long-term obligations. Our coverage ratios include interest coverage ratio and fixed charge coverage ratio. The coverage ratios indicate our ability to service interest and fixed charges (interest). The coverage ratios are based on earnings before interest, taxes, depreciation and amortization for real estate ("EBITDA*re*") as defined by National Association of Real Estate Investment Trusts ("NAREIT"). EBITDA*re* is calculated as net income available to common stockholders (computed in accordance with GAAP) excluding (i) interest expense, (ii) income tax expense, (iii) real estate depreciation and amortization, (iv) impairment write-downs of depreciable real estate, (v) gains or losses on the sale of depreciable real estate, and (vi) adjustments for unconsolidated partnerships and joint ventures. Adjusted EBITDA*re* is calculated as EBITDA*re* adjusted for non-recurring items. Leverage ratios and coverage ratios are widely used by investors, analysts and rating agencies in the valuation, comparison, rating and investment recommendations of companies. The following table reflects the recent historical trends for our credit strength measures:

Balance Sheet Metrics

	Year Ended	Quarter Ended				
	12/31/23	12/31/23	9/30/23	6/30/23	3/31/23	12/31/22
Debt to gross asset value	39.5 %	39.5 % [1]	42.1 %	42.1 % [5]	41.0 % [5]	37.4 %
Debt to market capitalization ratio	39.2 %	39.2 % [2]	41.8 % [3]	41.1 % [3]	38.3 % [6]	34.4 %
Interest coverage ratio [8]	3.4 x	3.3 x	3.2 x [4]	3.5 x	3.6 x [7]	4.4 x
Fixed charge coverage ratio [8]	3.4 x	3.3 x	3.2 x [4]	3.5 x	3.6 x [7]	4.4 x

[1] Decreased due to decrease in outstanding debt partially offset by decrease in gross asset value.

[2] Decreased due to decrease in outstanding debt and increase in market capitalization from issuance of common stock.

[3] Increased due to decrease in market capitalization and increase in outstanding debt.

[4] Decreased due to increase in interest expense partially offset by increase in interest income from mortgage loans and other notes receivable.

[5] Increased due to increase in outstanding debt partially offset by increase in gross asset value.

[6] Increased due to increase in outstanding debt.

[7] Decreased due to increase in interest expense.

[8] In calculating our interest coverage and fixed charge coverage ratios above, we use EBITDA*re*, which is a financial measure not derived in accordance with GAAP (non-GAAP financial measure). EBITDA*re* and Adjusted EBITDA*re* are not alternatives to net income, operating income or cash flows from operating activities as calculated and presented in accordance with GAAP. You should not rely on EBITDA*re* and Adjusted EBITDA*re* as a substitute for any such GAAP financial measures or consider it in isolation, for the purpose of analyzing our financial performance, financial position or cash flows. Net income is the most directly comparable GAAP measure to EBITDA*re* and Adjusted EBITDA*re*.

	Year to Date	Quarter Ended				
	12/31/23	12/31/23	9/30/23	6/30/23	3/31/23	12/31/22
Net income	$ 91,462	$ 28,670	$ 22,627	$ 6,604	$ 33,561	$ 18,198
Less: Gain on sale	(37,296)	(16,751)	(4,870)	(302)	(15,373)	(21)
Add: Impairment loss	15,775	3,265	—	12,076	434	2,136
Add: Interest expense	47,014	12,419	12,674	11,312	10,609	8,830
Add: Depreciation and amortization	37,416	9,331	9,499	9,376	9,210	9,294
EBITDA*re*	$ 154,371	$ 36,934	$ 39,930	$ 39,066	$ 38,441	$ 38,437
Add: Non-recurring one-time items	3,823	3,561 [1]	—	—	262 [2]	—
Adjusted EBITDA*re*	$ 158,194	$ 40,495	$ 39,930	$ 39,066	$ 38,703	$ 38,437
Interest expense	$ 47,014	$ 12,419	$ 12,674	$ 11,312	$ 10,609	$ 8,830
Interest coverage ratio	3.4 x	3.3 x	3.2 x	3.5 x	3.6 x	4.4 x
Interest expense	$ 47,014	$ 12,419	$ 12,674	$ 11,312	$ 10,609	$ 8,830
Total fixed charges	$ 47,014	$ 12,419	$ 12,674	$ 11,312	$ 10,609	$ 8,830
Fixed charge coverage ratio	3.4 x	3.3 x	3.2 x	3.5 x	3.6 x	4.4 x

[1] Represents the write-off of an uncollectible working capital note during the fourth quarter of 2023.

[2] Represents $1,832 provision for credit losses related to the $121,321 acquisition accounted for as a financing receivable and $61,900 of mortgage loan partially offset by $1,570 exit IRR income related to the payoff of two mezzanine loans.

We evaluate our key performance indicators in conjunction with current expectations to determine if historical trends are indicative of future results. Our expected results may not be achieved and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to:

- The status of the economy;
- The status of capital markets, including prevailing interest rates;
- Compliance with and changes to regulations and payment policies within the health care industry;
- Changes in financing terms;
- Competition within the health care and seniors housing industries;

- Changes in federal, state and local legislation;
- The duration, spread and severity of the COVID-19 outbreak.

Management regularly monitors the economic and other factors listed above. We develop strategic and tactical plans designed to improve performance and maximize our competitive position. Our ability to achieve our financial objectives is dependent upon our ability to effectively execute these plans and to appropriately respond to emerging economic and company-specific trends.

Operating Results

Year ended December 31, 2023 compared to year ended December 31, 2022 (in thousands):

	Years ended December 31,		
	2023	2022	Difference
Revenues:			
Rental income	$ 127,350	$ 128,244	$ (894)[1]
Interest income from financing receivables	15,243	1,762	13,481 [2]
Interest income from mortgage loans	47,725	40,600	7,125 [3]
Interest and other income	6,926	4,547	2,379 [4]
Total revenues	197,244	175,153	22,091
Expenses:			
Interest expense	47,014	31,437	(15,577)[5]
Depreciation and amortization	37,416	37,496	80
Impairment loss	15,775 [6]	3,422 [7]	(12,353)
Provision for credit losses	5,678	1,528	(4,150)[8]
Transaction costs	1,144	828	(316)
Property tax expense	13,269	15,486	2,217 [9]
General and administrative expenses	24,286	23,706	(580)[10]
Total expenses	144,582	113,903	(30,679)
Other operating income:			
Gain on sale of real estate, net	37,296 [11]	37,830 [12]	(534)
Operating income	89,958	99,080	(9,122)
Income from unconsolidated joint ventures	1,504	1,504	—
Net income	91,462	100,584	(9,122)
Income allocated to non-controlling interests	(1,727)	(560)	(1,167) [13]
Net income attributable to LTC Properties, Inc.	89,735	100,024	(10,289)
Income allocated to participating securities	(587)	(580)	(7)
Net income available to common stockholders	$ 89,148	$ 99,444	$ (10,296)

(1) Decreased due to decrease in property tax revenue and decrease in rental income from property sales partially offset by increase in rental income from acquisitions and annual rent escalations.

(2) Increased due to revenue from the acquisition of 11 ALFs and MCs located in North Carolina for $121,321 during the first quarter of 2023 and the acquisition of three SNFs located in Florida for $75,825 during the third quarter of 2022. In accordance with ASC 842, these transactions are accounted for as financing receivables. See *Note 5. Real Estate Investments* within our consolidated financial statements for more information.

(3) Increased primarily due to mortgage loan originations during the first and second quarter of 2023 and the second quarter of 2022, interest escalations and additional funding under mortgage loans.

(4) Increased primarily due to origination of a $17,000 mezzanine loan during the third quarter of 2023, prepayment fees received in connection with the payoff of two mezzanine loans during the first quarter of 2023 partially offset by lower income from loan payoffs.

(5) Increased primarily due to higher interest rates and higher outstanding balance on our revolving line of credit primarily used for investing.

(6) Related to seven ALFs in Texas, two ALFs in Florida and one ALF in Mississippi.

(7) Related to one ALF in Kentucky, one ALF in Florida and a closed MC located in Florida.

(8) Increased due to the $3,561 write-off of an uncollectable working capital loan and more originations during 2023 compared to 2022.

(9) Decreased primarily due to property tax reassessment and properties sold partially offset by acquisitions.

(10) Increased due to higher compensation charges and increases in overall costs due to inflationary pressures.

(11) Represents the aggregate net gain on sale related to 19 ALFs located in Florida (five), Kentucky (one), Mississippi (one), Nebraska (three), New Jersey (one), Oklahoma (one), Pennsylvania (two) and South Carolina (three) and two SNFs in New Mexico during 2023.

(12) Represents the aggregate net gain on sale related to three ALFs (one located in Virginia and two located in California), one SNF located in California and a closed SNF in Texas.

(13) Increase due to our investment into two joint ventures during 2023.

Year ended December 31, 2022 compared to year ended December 31, 2021 (in thousands):

	Years ended December 31,		
	2022	**2021**	**Difference**
Revenues:			
Rental income	$ 128,244	$ 121,125	$ 7,119 [1]
Interest Income from financing receivables	1,762	—	1,762 [2]
Interest income from mortgage loans	40,600	32,811	7,789 [3]
Interest and other income	4,547	1,386	3,161 [4]
Total revenues	175,153	155,322	19,831
Expenses:			
Interest expense	31,437	27,375	(4,062)[5]
Depreciation and amortization	37,496	38,296	800 [6]
Impairment loss	3,422	—	(3,422)[7]
Provision for credit losses	1,528	1,021	(507)[8]
Transaction costs	828	4,433	3,605 [9]
Property tax expense	15,486	15,392	(94)
General and administrative expenses	23,706	21,460	(2,246)[10]
Total expenses	113,903	107,977	(5,926)
Other operating income:			
Gain on sale of real estate, net	37,830 [11]	7,462 [12]	30,368
Operating income	99,080	54,807	44,273
Income from unconsolidated joint ventures	1,504	1,417	87
Net income	100,584	56,224	44,360
Income allocated to non-controlling interests	(560)	(363)	(197)
Net income attributable to LTC Properties, Inc.	100,024	55,861	44,163
Income allocated to participating securities	(580)	(458)	(122)
Net income available to common stockholders	$ 99,444	$ 55,403	$ 44,041

(1) Increased primarily due to rent received from transitioned portfolios, lease termination fee income of $1,181 received in connection with the sale of a 74-unit ALF, rental income from acquisitions, completed development projects and annual rent escalations partially offset by property sales.

(2) Represents revenue from the acquisition of three SNFs located in Florida for $75,825. In accordance with ASC 842, this transaction is presented as *Financing Receivables* on our *Consolidated Statements of Balance Sheet*. See *Note 5. Real Estate Investments* within our consolidated financial statements for more information.

(3) Increased primarily due to mortgage loan originations during 2022 and 2021 fourth quarter.

(4) Increased primarily due to a mezzanine loan origination during the first quarter of 2022 and third quarter of 2021 and additional funding under working capital loans partially offset by loan payoffs.

(5) Increased primarily due to the origination of two $50,000 term loans in the fourth quarter of 2021, issuance of $75,000 senior unsecured notes during the second quarter of 2022 and higher interest rates on our line of credit in 2022.

(6) Decreased due to property sales.

(7) Related to two ALFs in Kentucky and Florida and a closed MC located in Florida.

(8) Increased primarily due to the financing receivables origination, as discussed in (2) above, mortgage and mezzanine loan originations and capital improvement funding offset by scheduled principal paydowns.

(9) Decreased primarily due to settlement and related fees paid to a former operator during 2021.

(10) Increased due to conference sponsorships and travel, property maintenance expense for closed properties, higher incentive compensation charges and increase in overall costs due to inflationary pressures.

(11) Represents the aggregate net gain on sale related to three ALFs located in Virginia and California, one SNF located in California and a closed SNF in Texas.

(12) Represents the aggregate net gain on sale related to one SNF in Washington, three operational ALFs in Wisconsin and two closed ALFs in Nebraska and Florida.

Funds From Operations

Funds from Operations ("FFO") attributable to common stockholders, basic FFO attributable to common stockholders per share and diluted FFO attributable to common stockholders per share are supplemental measures of a REIT's financial performance that are not defined by GAAP. Real estate values historically rise and fall with market conditions, but cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time. We believe that by excluding the effect of historical cost depreciation, which may be of limited relevance in evaluating current performance, FFO facilitates comparisons of operating performance between periods.

We use FFO as a supplemental performance measurement of our cash flow generated by operations. FFO does not represent cash generated from operating activities in accordance with GAAP, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income available to common stockholders.

We calculate and report FFO in accordance with the definition and interpretive guidelines issued by NAREIT. FFO, as defined by NAREIT, means net income available to common stockholders (computed in accordance with GAAP) excluding gains or losses on the sale of real estate and impairment write-downs of depreciable real estate plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our calculation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that have a different interpretation of the current NAREIT definition from us; therefore, caution should be exercised when comparing our FFO to that of other REITs.

The following table reconciles net income available to common stockholders to FFO attributable to common stockholders (*unaudited, amounts in thousands, except per share amounts*):

	For the Year Ended December 31,		
	2023	2022	2021
GAAP net income available to common stockholders	$ 89,148	$ 99,444	$ 55,403
Add: Depreciation and amortization	37,416	37,496	38,296
Add: Impairment loss	15,775	3,422	—
Add: Loss on unconsolidated joint ventures	—	—	—
Less: Gain on sale of real estate, net	(37,296)	(37,830)	(7,462)
NAREIT FFO attributable to common stockholders	105,043	$ 102,532	$ 86,237
NAREIT FFO attributable to common stockholders per share:			
Effect of dilutive securities:			
Add: Participating securities	587	580	—
NAREIT Diluted FFO attributable to common stockholders	$ 105,630	$ 103,112	$ 86,237
Weighted average shares used to calculate NAREIT FFO per share:			
Shares for basic net income per share	41,272	39,894	39,156
Effect of dilutive securities:			
Performance-based stock units	86	173	—
Participating securities	256	229	—
Total effect of dilutive securities	342	402	—
Shares for diluted net income per share	41,614	40,296	39,156

Critical Accounting Policies and Estimates

Our accounting policies are more fully described under *Item 8. FINANCIAL STATEMENTS—Footnote 2. Summary of Significant Accounting Policies*. As discussed in *Footnote 2*, the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Listed below are those policies and estimates that we believe are critical and require the use of significant judgement in their application.

Impairment of Long-Lived Assets

Assets that are classified as held-for-use are periodically evaluated for impairment when events or changes in circumstances indicate that the asset may be impaired or the carrying amount of the asset may not be recoverable through future undiscounted cash flows. Where indicators of impairment exist, the estimation required in the undiscounted future cash flow assumption includes management's probability-weighting of various scenarios such as modifying the lease with the existing operator, identifying a replacement operator or sale of the real property investment. In addition, the undiscounted future cash flows include management's assumptions of rental revenues, net operating income, capitalization rates and expected hold periods. In determining fair value, we use current appraisals or other third-party opinions of value and other estimates of fair value such as estimated discounted future cash flows.

Collectability of operator obligations

We assess the collectability of substantially all our lease payments through maturity. If collectability is not probable, all or a portion of our straight-line rent receivables and other lease receivables may be written-off. In order to assess our lease payments for collectability, we make assumptions that include evaluating lessee's payment history, the financial strength of the lessee, future market conditions and contractual rents, and timing of expected payments. Our ability to accurately predict collectability of substantially all of our lease payments impacts the timing of straight-line rent and other lease receivable write-offs, if any. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our consolidated financial statements.

Purchase Price Allocation

We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component. In determining fair value, we use current appraisals or other third-party opinions of value. The most significant components of our allocations are typically the allocation of fair value to land and buildings and, for certain of our acquisitions, in-place leases and other intangible assets. In the case of the fair value of buildings and the allocation of value to land and other intangibles, the estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. We evaluate each purchase transaction to determine whether the acquired assets meet the definition of an asset acquisition or a business combination. Transaction costs related to acquisitions that are not deemed to be business combinations are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be business combinations are expensed as incurred.

Liquidity and Capital Resources

Sources and Uses of Cash

As of December 31, 2023, we had a total of $20.3 million of cash and cash equivalents, $97.8 million available under our unsecured revolving line of credit and the potential ability to access the capital markets through the issuance of $76.0 million of common stock under our Equity Distribution Agreements. Furthermore, we have the ability to access the capital markets through the issuance of debt and/or equity securities under an automatic shelf registration statement.

We believe that our current cash balance, cash flow from operations available for distribution or reinvestment, our borrowing capacity and our potential ability to access the capital markets are sufficient to provide for payment of our current operating costs, meet debt obligations and pay common dividends at least sufficient to maintain our REIT status and repay borrowings at, or prior to, their maturity. The timing, source and amount of cash flows used by financing and investing activities are sensitive to the capital markets' environment, especially to changes in interest rates. In addition, the slow recovery from the effects of the COVID-19 pandemic and inflationary pressure have adversely affected and are expected to continue to adversely affect our operators' business, results of operations, cash flows and financial condition which could, in turn, adversely affect our financial position.

The operating results of the properties will be impacted by various factors over which the operators/owners may have no control. Those factors include, without limitation, the health of the economy, inflation pressures, employee availability and cost, changes in supply of or demand for competing seniors housing and health care facilities, ability to hire and maintain qualified staff, ability to control rising operating costs, and the potential for significant reforms in the health care industry, and the ongoing impact of COVID-19 and related occupancy challenges faced by our industry. In addition, our future growth in net income and cash flow may be adversely impacted by various proposals for changes in the governmental regulations and financing of the health care industry or the impact of any other infectious disease and epidemic outbreaks. We cannot presently predict what impact these potential events may have, if any. We believe that adequate provision has been made for the possibility of loans proving uncollectable but we will continually evaluate the financial status of the operations of the seniors housing and health care properties. In addition, we will monitor our borrowers and the underlying collateral for mortgage loans and will make future revisions to the provision, if considered necessary.

Depending on our borrowing capacity, compliance with financial covenants, ability to access the capital markets, and the payment of dividends may be negatively impacted. We continuously evaluate the availability of cost-effective capital and believe we have sufficient liquidity for our current dividend, corporate expenses and additional capital investments in 2024.

Our investments, principally our investments in owned properties, financing leases and mortgage loans, are subject to the possibility of loss of their carrying values as a result of changes in market prices, interest rates and inflationary expectations. The effects on interest rates may affect our costs of financing our operations and the fair market value of our financial assets. Generally, our leases have agreed upon annual increases and our loans have predetermined increases in interest rates. Inasmuch as we may initially fund some of our investments with variable interest rate debt, we would be at risk of net interest margin deterioration if medium and long-term rates were to increase.

Our primary sources of cash include rent and interest receipts, borrowings under our unsecured credit facility, public and private issuance of debt and equity securities, proceeds from investment dispositions and principal payments on loans receivable. Our primary uses of cash include dividend distributions, debt service payments (including principal and interest), real property investments (including acquisitions, capital expenditures and construction advances), loan advances and general and administrative expenses. These sources and uses of cash are reflected in our *Consolidated Statements of Cash Flows* as summarized below (*in thousands*):

	Year Ended December 31,		Change
Net Cash provided by (used in):	**2023**	**2022**	**$**
Operating activities	$ 104,403	$ 105,586	$ (1,183)
Investing activities	(174,912)	(119,949)	(54,963)
Financing activities	80,416	19,581	60,835
Increase in cash and cash equivalents	9,907	5,218	4,689
Cash and cash equivalents, beginning of period	10,379	5,161	5,218
Cash and cash equivalents, end of period	$ 20,286	$ 10,379	$ 9,907

Debt Obligations

Unsecured Credit Facility. We have an unsecured credit agreement (the "Credit Agreement") that provides for an aggregate commitment of the lenders of up to $500.0 million comprising of a $400.0 million revolving credit facility (the "Revolving Line of Credit") and two $50.0 million term loans (the "Term Loans"). The Credit Agreement permits us to request increases to the Revolving Line of Credit and Term Loans commitments up to a total of $1.0 billion. The Term Loans mature on November 19, 2025 and November 19, 2026. The Revolving Line of Credit had a maturity date of November 19, 2025 and provided a one-year extension option at our discretion, subject to customary conditions. During the fourth quarter of 2022, we entered into the First Amendment to Third Amended and Restated Credit Agreement to replace LIBOR with SOFR, plus a credit spread adjustment of 10 basis points ("Adjusted SOFR"), as the reference rate for purpose of calculating interest under the agreement. Other material terms of the Credit Agreement remained unchanged. Further, subsequent to December 31, 2023, we entered into a Second Amendment to Third Amended and Restated Credit Agreement (the "Amended Credit Agreement") to accelerate the one-year extension option notice to January 4, 2024. Concurrently, we exercised our option to extend the maturity date of the Credit Agreement, as amended to November 19, 2026.

Based on our leverage at December 31, 2023, the Revolving Line of Credit provides for interest annually at Adjusted SOFR plus 115 points and a facility fee of 20 basis point and the Term Loans provide for interest annually at Adjusted SOFR plus 135 points.

Interest Rate Swap Agreement. In connection with entering into the Term Loans as discussed above, we entered into two receive variable/pay fixed interest rate swap agreements ("Interest Rate Swaps") with maturities of November 19, 2025 and November 19, 2026, respectively, that will effectively lock-in the forecasted interest payments on the Term Loan borrowings over the four and five year terms of the loans. The Interest Rate Swaps are considered cash flow hedges and are recorded on our *Consolidated Balance Sheets* at fair value, with changes in the fair value of these instruments recognized in *Accumulated other comprehensive income (loss)* on our Consolidated Balance Sheets. In connection with entering into the First Amendment to Third Amended and Restated Credit Agreement discussed above, we entered into amendments to our Interest Rate Swaps to account for SOFR as the updated reference rate in the First Amendment to Third Amended and Restated Credit Agreement. During 2023, we recorded a $2.6 million decrease in fair value of Interest Rate Swaps.

Senior Unsecured Notes. We have senior unsecured notes held by institutional investors with interest rates ranging from 3.66% to 5.03%. The senior unsecured notes mature between 2024 and 2033.

The debt obligations by component as of December 31, 2023 are as follows *(dollar amounts in thousands):*

Debt Obligations	Applicable Interest Rate [1]	Outstanding Balance	Available for Borrowing
Revolving line of credit [2]	6.66%	$ 302,250	$ 97,750
Term loans, net of debt issue costs	2.74%	99,658	—
Senior unsecured notes, net of debt issue costs	4.20%	489,409	—
Total	4.87%	$ 891,317	$ 97,750

(1) Represents weighted average of interest rate as of December 31, 2023.

(2) Subsequent to December 31, 2023, we repaid $30,500 under our unsecured revolving line of credit. Accordingly, we have $271,750 outstanding and $128,250 available for borrowing under our unsecured revolving line of credit. Additionally, we exercised our option to extend the maturity date of our Credit Agreement to November 19, 2026.

Our debt borrowings and repayments during the year ended December 31, 2023, are as follows *(in thousands)*:

Debt Obligations	Borrowings	Repayments
Revolving line of credit	$ 277,450	$ (105,200)[1]
Senior unsecured notes	—	(49,160)
Total	$ 277,450	$ (154,360)

(1) Subsequent to December 31, 2023, we repaid $30,500 under our unsecured revolving line of credit. Accordingly, we have $271,750 outstanding and $128,250 available for borrowing under our unsecured revolving line of credit.

Equity

Non-controlling Interests. We have entered into partnerships to develop and/or own real estate. Given that our limited members do not have substantive kick-out rights, liquidation rights, or participation rights, we have concluded that the partnerships are VIEs. Since we exercise power over and receive benefits from the VIEs, we are considered the primary beneficiary. Accordingly, we consolidate the VIEs and record the non-controlling interests at cost. As of December 31, 2023, we have the following consolidated VIEs (*in thousands*):

Investment Year	Purpose		Property Type	State	Gross Consolidated Assets [1]	Non-Controlling Interests
2023	Owned real estate	[2]	ILF/ALF/MC	OH	$ 54,717	$ 9,134
2023	Owned real estate	[3]	ALF/MC	NC	121,321	3,831
2022	Owned real estate	[4]	SNF	FL	76,691	14,325
2018	Owned real estate		ILF	OR	14,650	2,907
2018	Owned real estate and development		ALF/MC	OR	18,452	1,246
2017	Owned real estate and development	[5]	ILF/ALF/MC	WI	22,007	2,305
2017	Owned real estate		ALF/MC	SC	11,680	1,240
Total					$ 319,518	$ 34,988

(1) Includes the total real estate investments and excludes intangible assets.

(2) During the second quarter of 2023, we entered into a JV that purchased an ILF/ALF/MC in Ohio with a total of 242 units. For more information see *Note 5. Real Estate Investments —Acquisitions*.

(3) During the first quarter of 2023, we entered into a JV that purchased 11 ALFs and MCs with a total of 523 units. For more information regarding this transaction See *Note 5. Real Estate Investments —Financing Receivables*.

(4) During 2022, we entered into a JV that purchased three SNFs with a total of 299 beds. For more information regarding this transaction see *Note 5. Real Estate Investments —Financing Receivables*.

(5) Subsequent to December 31, 2023, we sold our interest in this JV for $23,120, which includes repayment of $1,814 of abated rent and $563 of deferred rent, as well as the payoff of a $550 note receivable. The JV owns a 110-unit community in Wisconsin. At December 31, 2023, this community was classified as held-for-sale. See *Note 5. Real Estate Investments— Properties Held-for-Sale*.

At December 31, 2023, we had 43,021,593 shares of common stock outstanding, equity on our balance sheet totaled $916.3 million and our equity securities had a market value of $1.4 billion. During the year ended December 31, 2023, we declared and paid $94.8 million of cash dividends.

Common Stock. We have separate equity distribution agreements (collectively, "Equity Distribution Agreements") to offer and sell, from time to time, up to $200.0 million in aggregate offering price of our common shares. The Equity Distribution Agreements provide for sales of common shares to be made by means of ordinary brokers' transactions, which may include block trades, or transactions that are deemed to be "at the market" offerings. During the year ended December 31, 2023, we sold 1,658,400 shares of common stock for $53.7 million in net proceeds under our Equity Distribution Agreements. In conjunction with the sale of common stock, we incurred $0.8 million costs associated with this agreement which have been recorded in additional paid in capital as a reduction of proceeds received. At December 31, 2023, we had $76.0 million available under our equity distribution agreement. Subsequent to December 31, 2023, we sold 91,100 shares of common stock for $2.9 million in net proceeds under our Equity Distribution Agreements. Accordingly, we have $73.1 million available under our Equity Distribution Agreements.

During 2023, we acquired 43,933 shares of common stock held by employees who tendered owned shares to satisfy tax withholding obligations. Subsequent to December 31, 2023, we declared a monthly cash dividend of $0.19 per share on our common stock for the months of January, February and March 2024, payable on January 31, February 29 and March 29, 2024, respectively, to stockholders of record on January 23, February 21, and March 21, 2024, respectively.

Stock Based Compensation Plans. During 2021, we adopted, and our shareholders approved the 2021 Equity Participation Plan (the "2021 Plan") which replaces the 2015 Equity Participation Plan (the "2015 Plan"). Under the 2021 Plan, 1,900,000 shares of common stock have been authorized and reserved for awards, less one share for every one share that was subject to an award granted under the 2015 Plan after December 31, 2020 and prior to adoption. In addition, any shares that are not issued under outstanding awards under the 2015 Plan because the shares were forfeited or cancelled after December 31, 2020 will be added to and again be available for awards under the 2021 Plan. Under the 2021 Plan, the shares were authorized and reserved for awards to officers, employees, non-employee directors and consultants. The terms of the awards granted under the 2021 Plan and the 2015 Plan are set by our compensation committee at its discretion.

Restricted Stock and Performance-based Stock Units. During 2023, we granted 232,887 shares of restricted common stock and performance-based stock units under the 2021 Plan as follows:

No. of Shares	Price per Share	Award Type	Vesting Period
127,960	$ 37.16	Restricted stock	ratably over 3 years
86,867	$ 37.16	Performance-based stock units	TSR targets (1)
15,060	$ 31.54	Restricted stock	May 24,2024
3,000	$ 35.45	Restricted stock	July 25, 2024
232,887			

(1) Vesting is based on achieving certain total shareholder return ("TSR") targets in 4 years with acceleration opportunity in 3 years.

At December 31, 2023, the remaining compensation expense to be recognized related to the future service period of unvested outstanding restricted common stock and performance-based stock units are as follows *(dollar amounts in thousands)*:

Vesting Date	Remaining Compensation Expense
2024	$ 6,026
2025	3,238
2026	356
Total	$ 9,620

Stock Options. We did not issue any stock options during the year ended December 31, 2023. At December 31, 2023, we have 5,000 stock options outstanding and exercisable.

Material Cash Requirements

We monitor our contractual obligations and commitments detailed above to ensure funds are available to meet obligations when due. The following table represents our long-term contractual obligations (scheduled principal payments and amounts due at maturity) as of December 31, 2023, excluding the effects of interest and debt issue costs (*in thousands*):

	Total	2024	2025	2026	2027	2028	Thereafter
Revolving line of credit	$ 302,250 [(1)]	$ —	$ 302,250 [(2)]	$ —	$ —	$ —	$ —
Term loans	100,000	—	50,000	50,000	—	—	—
Senior unsecured notes	490,660	49,160	49,500	51,500	54,500	55,000	231,000
	$ 892,910	$ 49,160	$ 401,750	$ 101,500	$ 54,500	$ 55,000	$ 231,000

(1) Subsequent to December 31, 2023, we repaid $30,500 under our unsecured revolving line of credit. Accordingly, we have $271,750 outstanding and $128,250 available for borrowing under our unsecured revolving line of credit.

(2) Subsequent to December 31, 2023, we exercised our option to extend the maturity date of our Credit Agreement to November 19, 2026.

The following table represents our projected interest expense based on current interest rates as of year-end, excluding capitalized interest, amortization of debt issue costs and bank fees, as of December 31, 2023 (*in thousands*):

	Total	2024	2025	2026	2027	2028	Thereafter
Revolving line of credit	$ 39,022	$ 21,273	$ 17,749 [(1)]	$ —	$ —	$ —	$ —
Term loans	6,659	2,785	2,618	1,256	—	—	—
Senior unsecured notes	93,001	19,492	17,281	15,218	13,154	10,306	17,550
	$ 138,682	$ 43,550	$ 37,648	$ 16,474	$ 13,154	$ 10,306	$ 17,550

(1) Subsequent to December 31, 2023, we exercised our option to extend the maturity date of our Credit Agreement to November 19, 2026.

Also, see *Item 8. FINANCIAL STATEMENTS— Note 11. Commitments and Contingencies* within our consolidated financial statements for additional information regarding our contractual commitments.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks associated with changes in interest rates as they relate to our mortgage loans receivable and debt. Interest rate risk is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

We do not utilize forward or option contracts, or foreign currencies or commodities, or other types of derivative financial instruments, with exception of interest rate swaps, nor do we engage in "off-balance sheet" transactions. The purpose of the following disclosure is to provide a framework to understand our sensitivity to hypothetical changes in interest rates as of December 31, 2023.

Our future earnings, cash flows and estimated fair values relating to financial instruments are dependent upon prevalent market rates of interest, such as SOFR or term rates of U.S. Treasury Notes. Changes in interest rates generally impact the fair value, but not future earnings or cash flows, of mortgage loans receivable and fixed rate debt. Our mortgage loans receivable and debt, such as our senior unsecured notes, are primarily fixed-rate instruments. Also, we have two interest rate swap agreements to effectively lock-in the forecasted interest payments on our term loans which are based on SOFR. For variable rate debt, such as our revolving line of credit, changes in interest rates generally do not impact the fair value but do affect future earnings and cash flows. As of December 31, 2023, the interest rates for 66.1% of our consolidated borrowings were fixed or swap-fixed with interest rate swaps. As of December 31, 2023, the interest expense for our variable rate borrowings that are not hedged would increase by $3.1 million per year for every 1% increase in the related benchmark interest rate.

At December 31, 2023, the fair value of our financing receivables using a 7.6% discount rate was approximately $199.2 million. A 1% increase in such rate would decrease their estimated fair value by $6.3 million while a 1% decrease in such rate would increase their value by $6.6 million. At December 31, 2023, the fair value of our mortgage loans receivable using a 9.2% discount rate was approximately $555.0 million. A 1% increase in such rate would decrease the estimated fair value of our mortgage loans by approximately $32.0 million while a 1% decrease in such rate would increase their estimated fair value by approximately $36.3 million. At December 31, 2023, the fair value of our notes receivable using a 6.9% discount rate approximately $67.9 million. A 1% increase in such rate would decrease the estimated fair value of our notes receivable by approximately $1.9 million. while a 1% decrease in such rate would increase their estimated fair value by approximately $2.0 million. At December 31, 2023, the fair value of our senior unsecured notes using a 6.5% discount rate for those maturing before year 2030 and 6.75% discount rate for those maturing at or beyond year 2030 was approximately $439.9 million. A 1% increase in such rate would decrease the estimated fair value of our senior unsecured notes by approximately $17.0 million while a 1% decrease in such rate would increase their estimated fair value by approximately $18.0 million. These discount rates were measured based upon management's estimates of rates currently prevailing for comparable loans available to us and instruments of comparable maturities.

The estimated impact of changes in interest rates discussed above are determined by considering the impact of the hypothetical interest rates on our borrowing costs, lending rates and current U.S. Treasury rates from which our financial instruments may be priced. We do not believe that future market rate risks related to our financial instruments will be material to our financial position or results of operations. These analyses do not consider the effects of industry specific events, changes in the real estate markets, or other overall economic activities that could increase or decrease the fair value of our financial instruments. If such events or changes were to occur, we would consider taking actions to mitigate and/or reduce any negative exposure to such changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

ITEM 8. FINANCIAL STATEMENTS

LTC Properties, Inc.
Index to Consolidated Financial Statements
and Financial Statements Schedules

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of LTC Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LTC Properties, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Real Property Investments

Description of the Matter	At December 31, 2023, the carrying value of the Company's real property investments was $1.0 billion. As discussed in Note 2 of the consolidated financial statements, the real property investments are periodically evaluated for impairment when events or changes in circumstances indicate that the assets may be impaired or the carrying amount of the assets may not be recoverable. When impairment indicators are identified, the Company evaluates whether the carrying value of the related assets are recoverable from future undiscounted cash flows.
	Auditing the Company's evaluation of whether its real estate investments are recoverable was complex and involved a high degree of subjectivity in evaluating management's assumptions in estimating undiscounted future cash flows as they are based on assumptions about future market and economic conditions. The estimation

required in the undiscounted future cash flow assumptions includes the Company's probability-weighting of various scenarios such as modifying the lease with the existing operator, identifying a replacement operator, or sale of the real property investment in addition to assumptions of rental revenues, capitalization rates and expected hold periods.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the Company's real property investments impairment assessment process. For example, we tested controls over management's process for estimating and evaluating the assumptions used in the calculations of the future undiscounted cash flows for real property investments where impairment indicators existed.
	For real property investments with identified indicators of impairment, we performed audit procedures over the Company's estimation of the real property investments' undiscounted future cash flows. For example, we compared significant assumptions used to estimate future cash flows to the Company's historical accounting records or to available market data. We also tested the mathematical accuracy of management's forecasted cash flows. Additionally, for certain assumptions, we assess management's sensitivity analyses to evaluate the changes in the undiscounted cash flows of the real property investments that would result from changes in the assumptions.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 1992.
Los Angeles, California
February 15, 2024

LTC PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,	
	2023	**2022**
ASSETS		
Investments:		
Land	$ 121,725	$ 124,665
Buildings and improvements	1,235,600	1,273,025
Accumulated depreciation and amortization	(387,751)	(389,182)
Operating real estate property, net	969,574	1,008,508
Properties held-for-sale, net of accumulated depreciation: 2023—$3,616; 2022—$2,305	18,391	10,710
Real property investments, net	987,965	1,019,218
Financing receivables, net of credit loss reserve: 2023—$1,980; 2022—$768	196,032	75,999
Mortgage loans receivable, net of credit loss reserve: 2023—$4,814; 2022—$3,930	477,266	389,728
Real estate investments, net	1,661,263	1,484,945
Notes receivable, net of credit loss reserve: 2023—$611; 2022—$589	60,490	58,383
Investments in unconsolidated joint ventures	19,340	19,340
Investments, net	1,741,093	1,562,668
Other assets:		
Cash and cash equivalents	20,286	10,379
Debt issue costs related to revolving line of credit	1,557	2,321
Interest receivable	53,960	46,000
Straight-line rent receivable	19,626	21,847
Lease incentives	2,607	1,789
Prepaid expenses and other assets	15,969	11,099
Total assets	$ 1,855,098	$ 1,656,103
LIABILITIES		
Revolving line of credit	$ 302,250	$ 130,000
Term loans, net of debt issue costs: 2023—$342; 2022—$489	99,658	99,511
Senior unsecured notes, net of debt issue costs: 2023—$1,251; 2022—$1,477	489,409	538,343
Accrued interest	3,865	5,234
Accrued expenses and other liabilities	43,649	32,708
Total liabilities	938,831	805,796
EQUITY		
Stockholders' equity:		
Common stock: $0.01 par value; 60,000 shares authorized; shares issued and outstanding: 2023—43,022; 2022—41,262	430	412
Capital in excess of par value	991,656	931,124
Cumulative net income	1,634,395	1,544,660
Accumulated other comprehensive income	6,110	8,719
Cumulative distributions	(1,751,312)	(1,656,548)
Total LTC Properties, Inc. stockholders' equity	881,279	828,367
Non-controlling interests	34,988	21,940
Total equity	916,267	850,307
Total liabilities and equity	$ 1,855,098	$ 1,656,103

See accompanying notes.

LTC PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

| | Year Ended December 31, | | |
	2023	2022	2021
Revenues:			
Rental income	$ 127,350	$ 128,244	$ 121,125
Interest income from financing receivables	15,243	1,762	—
Interest income from mortgage loans	47,725	40,600	32,811
Interest and other income	6,926	4,547	1,386
Total revenues	197,244	175,153	155,322
Expenses:			
Interest expense	47,014	31,437	27,375
Depreciation and amortization	37,416	37,496	38,296
Impairment loss	15,775	3,422	—
Provision for credit losses	5,678	1,528	1,021
Transaction costs	1,144	828	4,433
Property tax expense	13,269	15,486	15,392
General and administrative expenses	24,286	23,706	21,460
Total expenses	144,582	113,903	107,977
Other operating income:			
Gain on sale of real estate, net	37,296	37,830	7,462
Operating income	89,958	99,080	54,807
Income from unconsolidated joint ventures	1,504	1,504	1,417
Net income	91,462	100,584	56,224
Income allocated to non-controlling interests	(1,727)	(560)	(363)
Net income attributable to LTC Properties, Inc.	89,735	100,024	55,861
Income allocated to participating securities	(587)	(580)	(458)
Net income available to common stockholders	$ 89,148	$ 99,444	$ 55,403
Earnings per common share:			
Basic	$ 2.16	$ 2.49	$ 1.41
Diluted	$ 2.16	$ 2.48	$ 1.41
Weighted average shares used to calculate earnings per common share:			
Basic	41,272	39,894	39,156
Diluted	41,358	40,067	39,156

See accompanying notes.

LTC PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 91,462	$ 100,584	$ 56,224
Unrealized gain (loss) on cash flow hedges before reclassification	1,178	9,181	(172)
Gains reclassified from accumulated other comprehensive income to interest expense	(3,787)	(290)	—
Comprehensive income	88,853	109,475	56,052
Less: Comprehensive income allocated to non-controlling interests	(1,727)	(560)	(363)
Comprehensive income attributable to LTC Properties, Inc.	$ 87,126	$ 108,915	$ 55,689

LTC PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except per share amounts)

	Common Stock shares	Amount	Capital in Excess of Par Value	Cumulative Net Income	Accumulated OCI	Cumulative Distributions	Total Stockholders' Equity	Non-controlling Interests	Total Equity
Balance—December 31, 2020	39,242	$ 392	$ 852,780	$ 1,388,775	$ —	$ (1,474,545)	$ 767,402	$ 8,404	$ 775,806
Issuance of restricted stock	110	1	(1)	—	—	—	—	—	—
Net income	—	—	—	55,861	—	—	55,861	363	56,224
Stock-based compensation expense	—	—	7,760	—	—	—	7,760	—	7,760
Vesting of performance-based stock units, including the payment of distributions	109	1	(1)	—	—	(764)	(764)	—	(764)
Non-controlling interest contributions	—	—	—	—	—	—	—	9	9
Non-controlling interest distributions	—	—	—	—	—	—	—	(363)	(363)
Common stock cash distributions ($2.28 per share)	—	—	—	—	—	(89,730)	(89,730)	—	(89,730)
Cash paid for taxes in lieu of common shares	(87)	—	(3,573)	—	—	—	(3,573)	—	(3,573)
Fair market valuation adjustment for interest rate swap	—	—	—	—	(172)	—	(172)	—	(172)
Other	—	—	(70)	—	—	—	(70)	—	(70)
Balance—December 31, 2021	39,374	394	856,895	1,444,636	(172)	(1,565,039)	736,714	8,413	745,127
Issuance of common stock	1,792	18	67,625	—	—	—	67,643	—	67,643
Issuance of restricted stock	135	1	(1)	—	—	—	—	—	—
Net income	—	—	—	100,024	—	—	100,024	560	100,584
Stock-based compensation expense	—	—	7,964	—	—	—	7,964	—	7,964
Non-controlling interest contributions	—	—	—	—	—	—	—	14,375	14,375
Non-controlling interest distributions	—	—	—	—	—	—	—	(1,406)	(1,406)
Common stock cash distributions ($2.28 per share)	—	—	—	—	—	(91,509)	(91,509)	—	(91,509)
Cash paid for taxes in lieu of common shares	(39)	(1)	(1,354)	—	—	—	(1,355)	—	(1,355)
Fair market valuation adjustment for interest rate swap	—	—	—	—	8,891	—	8,891	—	8,891
Other	—	—	(5)	—	—	—	(5)	(2)	(7)
Balance—December 31, 2022	41,262	412	931,124	1,544,660	8,719	(1,656,548)	828,367	21,940	850,307
Issuance of common stock	1,658	17	53,671	—	—	—	53,688	—	53,688
Issuance of restricted stock	146	1	(1)	—	—	—	—	—	—
Net income	—	—	—	89,735	—	—	89,735	1,727	91,462
Stock-based compensation expense	—	—	8,481	—	—	—	8,481	—	8,481
Non-controlling interest contributions	—	—	—	—	—	—	—	12,965	12,965
Non-controlling interest distributions	—	—	—	—	—	—	—	(1,644)	(1,644)
Common stock cash distributions ($2.28 per share)	—	—	—	—	—	(94,764)	(94,764)	—	(94,764)
Cash paid for taxes in lieu of common shares	(43)	—	(1,619)	—	—	—	(1,619)	—	(1,619)
Fair market valuation adjustment for interest rate swap	—	—	—	—	(2,609)	—	(2,609)	—	(2,609)
Other	(1)	—	—	—	—	—	—	—	—
Balance—December 31, 2023	43,022	$ 430	$ 991,656	$ 1,634,395	$ 6,110	$ (1,751,312)	$ 881,279	$ 34,988	$ 916,267

See accompanying notes.

LTC PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES:			
Net income	$ 91,462	$ 100,584	$ 56,224
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,416	37,496	38,296
Stock-based compensation expense	8,481	7,964	7,760
Impairment loss	15,775	3,422	—
Gain on sale of real estate, net	(37,296)	(37,830)	(7,462)
Income from unconsolidated joint ventures	(1,504)	(1,504)	(1,417)
Income distributions from unconsolidated joint ventures	56	351	—
Straight-line rental adjustment (income)	2,078	1,369	(467)
Exchange of prepayment fee for participating interest in mortgage loan	(1,380)	—	—
Adjustment for collectability of lease incentives and rental income	26	256	758
Amortization of lease incentives	773	877	608
Provision for credit losses	5,678	1,528	1,021
Application of interest reserve	(1,939)	(6,192)	(150)
Amortization of debt issue costs	1,205	1,139	1,122
Other non-cash items, net	95	113	—
Change in operating assets and liabilities			
Lease incentives funded	(1,627)	(418)	(824)
Increase in interest receivable	(9,283)	(7,173)	(6,776)
(Decrease) increase in accrued interest payable	(1,369)	1,489	(471)
Net change in other assets and liabilities	(4,244)	2,115	2,962
Net cash provided by operating activities	104,403	105,586	91,184
INVESTING ACTIVITIES:			
Investment in real estate properties	(43,759)	(51,817)	—
Investment in real estate developments	—	(105)	—
Investment in real estate capital improvements	(9,686)	(8,994)	(6,298)
Proceeds from sale of real estate, net	66,274	72,620	43,627
Investment in financing receivables	(112,712)	(61,747)	—
Investment in real estate mortgage loans receivable	(72,230)	(40,732)	(88,955)
Principal payments received on mortgage loans receivable	10,351	1,175	1,175
Investments in unconsolidated joint ventures	—	—	(5,676)
Advances and originations under notes receivable	(20,377)	(37,192)	(16,353)
Principal payments received on notes receivable	7,227	6,843	2,694
Net cash used in investing activities	(174,912)	(119,949)	(69,786)
FINANCING ACTIVITIES:			
Borrowings from revolving line of credit	277,450	194,000	204,400
Borrowings from term loans	—	—	100,000
Repayment of revolving line of credit	(105,200)	(174,900)	(183,400)
Proceeds from issuance of senior unsecured notes	—	75,000	—
Principal payments on senior unsecured notes	(49,160)	(48,160)	(47,160)
Proceeds from common stock issued	53,777	68,156	—
Distributions paid to stockholders	(94,764)	(91,509)	(90,494)
Contribution from non-controlling interests	—	50	9
Distributions paid to non-controlling interests	—	(487)	(363)
Financing costs paid	(68)	(1,208)	(3,358)
Cash paid for taxes in lieu of shares upon vesting of restricted stock	(1,619)	(1,355)	(3,573)
Other	—	(6)	(70)
Net cash provided by (used in) financing activities	80,416	19,581	(24,009)
Increase (decrease) in cash and cash equivalents	9,907	5,218	(2,611)
Cash and cash equivalents, beginning of period	10,379	5,161	7,772
Cash and cash equivalents, end of period	$ 20,286	$ 10,379	$ 5,161
Supplemental disclosure of cash flow information:			
Interest paid	$ 47,178	$ 28,809	$ 26,724

See accompanying notes.

1. The Company

LTC Properties, Inc. ("LTC" or the "Company"), a Maryland corporation, commenced operations on August 25, 1992. LTC is a real estate investment trust ("REIT") that invests primarily in seniors housing and health care properties primarily through sale-leasebacks, mortgage financing, joint ventures and structured finance solutions including preferred equity and mezzanine lending. We conduct and manage our business as one operating segment, rather than multiple operating segments, for internal reporting and internal decision-making purposes. Our primary objectives are to create, sustain and enhance stockholder equity value and provide current income for distribution to stockholders through real estate investments in seniors housing and health care properties managed by experienced operators. Our primary seniors housing and health care property classifications include skilled nursing centers ("SNF"), assisted living communities ("ALF"), independent living communities ("ILF"), memory care communities ("MC") and combinations thereof. We also invest in other ("OTH") types of properties, such as land parcels, projects under development ("UDP") and behavioral health care hospitals. ILF, ALF, MC and combinations thereof are included in the ALF classification.

2. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements include the accounts of LTC, our wholly-owned subsidiaries, and our consolidated companies. All intercompany investments, accounts and transactions have been eliminated.

Any reference to the number of properties or facilities, number of units, number of beds, number of operators, and yield on investments in real estate are unaudited and outside the scope of our independent registered public accounting firm's audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board.

Consolidation. At inception, and on an ongoing basis, as circumstances indicate the need for reconsideration, we evaluate each legal entity that is not wholly-owned by us for consolidation, first under the variable interest entity ("VIE"), then under the voting model. Our evaluation considers all of our variable interests, including common or preferred equity ownership, loans, and other participating instruments. The variable interest model applies to entities that meet certain criteria.

If an entity is determined to be a VIE, we evaluate whether we are the primary beneficiary. The primary beneficiary analysis is a qualitative analysis based on power and benefits. We consolidate a VIE if we have both power and benefits - that is (i) we have the power to direct the activities of a VIE that most significantly impact the VIE's economic performance (power), and (ii) we have the obligation to absorb losses of the VIE that could potentially be significant to the VIE, or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits). If we have a variable interest in a VIE but we are not the primary beneficiary, we account for our investment using the equity method of accounting.

If a legal entity does not meet the characteristics of a VIE, we evaluate such entity under the voting interest model. Under the voting interest model, we consolidate the entity if we, directly or indirectly, have greater than 50% of the voting shares.

The Financial Accounting Standards Board (the "FASB") requires the classification of non-controlling interests as a component of consolidated equity in the consolidated balance sheet subject to the provisions of the rules governing classification and measurement of redeemable securities. The guidance requires consolidated net income to be reported at the amounts attributable to both the controlling and non-controlling interests. The calculation of earnings per share will be based on income amounts attributable to the controlling interest.

Use of Estimates. Preparation of the consolidated financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Our most significant assumptions and estimates are related to the valuation of real estate, purchase price allocation of acquired assets, revenue recognition including the collectability of tenant receivables and asset impairment.

Cash Equivalents. Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased and are stated at cost which approximates market.

Owned Properties. We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component. In determining fair value, we use current appraisals or other third-party opinions of value. The most significant components of our allocations are typically the allocation of fair value to land and buildings and, for certain of our acquisitions, in-place leases and other intangible assets. In the case of the fair value of buildings and the allocation of value to land and other intangibles, the estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. We evaluate each purchase transaction to determine whether the acquired assets meet the definition of an asset acquisition or a business combination. Transaction costs related to acquisitions that are not deemed to be business combinations are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be business combinations are expensed as incurred.

We capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a real estate asset. We capitalize construction and development costs while substantive activities are ongoing to prepare an asset for its intended use. We consider a construction project as substantially complete and held available for occupancy upon the issuance of the certificate of occupancy. Costs incurred after a project is substantially complete and ready for its intended use, or after development activities have ceased, are expensed as incurred. For redevelopment, renovation and expansion of existing operating properties, we capitalize the cost for the construction and improvement incurred in connection with the redevelopment, renovation and expansion. Costs previously capitalized related to abandoned acquisitions or developments are charged to earnings. Expenditures for repairs and maintenance are expensed as incurred.

Depreciation is computed principally by the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from 3 to 5 years for computers, 5 to 15 years for furniture and equipment, 35 to 50 years for buildings, 10 to 20 years for site improvements, 10 to 50 years for building improvements and the respective lease term for acquired lease intangibles.

Financing Receivables. As part of our acquisitions, we may from time to time, invest in sale and leaseback transactions. In accordance with Accounting Standards Codification ("ASC") *Topic 842, Leases* ("ACS 842"), we are required to determine whether the sale and leaseback transaction qualifies as a sale. ASC 842 clarifies that an option for the seller-lessee to repurchase a real estate asset would generally preclude accounting for the transfer of the asset as a sale. Therefore, a sale and leaseback transaction of real estate that includes a seller-lessee repurchase option is accounted for as a failed sale and leaseback transaction. As a result, the purchased assets of a failed sale and leaseback transaction would be presented as a *Financing receivable* on our *Consolidated Balance Sheets* and the rental revenue from these properties is recorded as *Interest income from financing receivables* on our *Consolidated Statements of Income*. Furthermore, upon expiration of the purchase option if the purchase option remains unexercised by the seller-lessee, the purchased assets will be reclassified from *Financing receivables* to *Real property investments* on our *Consolidated Balance Sheets*. Financing receivables are recorded on an amortized cost basis.

Mortgage Loans Receivable, Net of Loan Loss Reserve. Mortgage loans receivable we originate are recorded on an amortized cost basis.

Intangible Assets. As previously discussed, we make estimates as part of our allocation of the purchase price of an acquisition to various components of the acquisition based on the fair market value of each component. Occasionally, we may allocate a portion of the purchase price as in-place leases or other intangibles. In the case of the value of in-place leases, we make the best estimates based on the evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during the hypothetical expected lease-up periods, market conditions and costs to execute similar leases.

Working Capital Loans. Our investment in working capital loans consists of loan arrangements with interest ranging between 4.0% and 7.5% and maturities between 2024 and 2031.

Mezzanine Loans. Mezzanine financing sits between senior debt and common equity in the capital structure, and typically is used to finance development projects or value-add opportunities on existing operational properties. We seek market-based, risk-adjusted rates of return typically between 8-12% with the loan term typically four to five years. Security for mezzanine loans can include all or a portion of the following credit enhancements; secured second mortgage, pledge of equity interests and personal/corporate guarantees. Mezzanine loans are recorded for GAAP purposes as either a loan, under notes receivable, or joint venture ("JV"), under investment in unconsolidated JVs, depending upon specifics of the loan terms and related credit enhancements.

Investments in unconsolidated joint ventures. From time to time, we provide funding to third-party operators for the acquisition, development and construction ("ADC") of a property. Under an ADC arrangement, we may participate in the residual profits of the project through the sale or refinancing of the property. These ADC arrangements can have characteristics similar to a loan or similar to a JV or partnership such as participating in the risks and rewards of the project as an owner or an investment partner. If the ADC arrangement characteristics are more similar to a jointly-owned investment or partnership, we account for the ADC arrangement as an investment in an unconsolidated JV under the equity method of accounting or a direct investment (consolidated basis of accounting) instead of applying loan accounting.

We evaluate our ADC arrangements first pursuant to ASC *Topic 810*, *Consolidation*, to determine whether the ADC arrangement meets the definition of a VIE, as explained above, and whether we are the primary beneficiary. If the ADC arrangement is deemed to be a VIE but we are not the primary beneficiary, or if it is deemed to be a voting interest entity but we do not have a controlling financial interest, we account for our investment in the ADC arrangement using the equity method. Under the equity method, we initially record our investment at cost and subsequently recognize our share of net earnings or losses and other comprehensive income or loss, cash contributions made and distributions received, and other adjustments, as appropriate. Allocations of net income or loss may be subject to preferred returns or allocation formulas defined in operating agreements and may not be according to percentage ownership interests. In certain circumstances where we have a substantive profit-sharing arrangement which provides a priority return on our investment, a portion of our equity in earnings may consist of a change in our claim on the net assets of the underlying JV. Distributions of operating profit from the JVs are reported as part of operating cash flows, while distributions related to a capital transaction, such as a refinancing transaction or sale, are reported as investing activities. Currently we do not have any ADC arrangements.

We periodically perform evaluation of our investment in unconsolidated JVs to determine whether the fair value of each investment is less than the carrying value, and, if such decrease in value is deemed to be other-than-temporary, we write the investment down to its estimated fair value as of the measurement date.

Loan Loss Reserve. ASC *Topic 326*, *Financial Instruments- Credit Losses* ("ASC 326") requires a forward looking "expected loss" model to be used for receivables, held-to-maturity debt, loans, and other instruments. When shared risk characteristics exist, ASC 326 requires a collective basis measurement of expected credit losses of the financial assets.

We determined our *Mortgage loans receivable, Financing receivables* and *Notes receivable* are within the scope of this ASC. We utilize the probability of default and discounted cash flow methods to estimate expected credit losses. Additionally, we stress-test the results to reflect the impact of unknown adverse future events including recessions.

We elected not to measure an allowance for expected credit losses on accrued interest receivable under the expected credit loss standard as we have a policy in place to reserve or write off accrued interest receivable in a timely manner through our quarterly review of the loan and property performance. Therefore, we elected the policy to write off accrued interest receivable by recognizing credit loss expense. As of December 31, 2023, the total balance of accrued interest receivable of $53,960,000 was not included in the measurement of expected credit loss. For the years ended December 31, 2023, 2022 and 2021, the Company did not recognize any write-off related to accrued interest receivable.

Accrued incentives. As part of our acquisitions and/or amendments, we may commit to provide contingent payments to our sellers or lessees, upon the properties achieving certain rent coverage ratios. Typically, when the contingent incentive payments are funded, cash rent will increase by the amount funded multiplied by a rate stipulated in the agreement. If it is deemed probable, the contingent payment is recorded as a liability at the estimate fair value calculated using a discounted cash flow analysis and accreted to the settlement amount of the estimated payment date. If the contingent payment is provided to the lessee, the payment is recorded as a lease incentive included in the *Prepaid expenses and other assets* line item on our *Consolidated Balance Sheets* and is amortized as a yield adjustment over the life of the lease. The fair value of these contingent liabilities is evaluated on a quarterly basis based on changes in estimates of future operating results and changes in market discount rates. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement.

Impairments. Assets that are classified as held-for-use are periodically evaluated for impairment when events or changes in circumstances indicate that the asset may be impaired or the carrying amount of the asset may not be recoverable through future undiscounted cash flows. Where indicators of impairment exist, the estimation required in the undiscounted future cash flow assumption includes management's probability-weighting of various scenarios including whether management modifies the lease with the existing operator versus identifying a replacement operator and the assumed market lease rate underlying projected future rental cash flows. In determining fair value, we use current appraisals or other third-party opinions of value and other estimates of fair value such as estimated discounted future cash flows. Based on our assessment, during the years ended December 31, 2023, 2022 and 2021, we recognized impairment losses of $15,775,000, $3,422,000 and $0, respectively, related to our real property investments.

Properties held-for-sale. Properties classified as held-for-sale on the *Consolidated Balance Sheets* include only those properties available for immediate sale in their present condition and for which management believes that it is probable that a sale of the property will be completed within one year. Properties held-for-sale are carried at the lower of cost or fair value less estimated selling costs. No depreciation expense is recognized on properties held-for-sale once they have been classified as such. Only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include the disposal of a major geographic area, a major line of business, or a major equity method investment. We have not reclassified results of operations for properties disposed as discontinued operations as these disposals do not represent strategic shifts in our operations.

Fair Value of Financial Instruments. The FASB requires the disclosure of fair value information about financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair market value amounts presented in the notes to these consolidated financial statements do not represent our underlying carrying value in financial instruments.

The FASB provides guidance for using fair value to measure assets and liabilities, the information used to measure fair value, and the effect of fair value measurements on earnings. The FASB emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the FASB establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices).

The fair value guidance issued by the FASB excludes accounting pronouncements that address fair value measurements for purposes of lease classification or measurement. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value, regardless of whether those assets and liabilities are related to leases.

In accordance with the accounting guidance regarding the fair value option for financial assets and financial liabilities, entities are permitted to choose to measure certain financial assets and liabilities at fair value, with the change in unrealized gains and losses on items for which the fair value option has been elected reported in earnings. We have not elected the fair value option for any of our financial assets or liabilities.

The FASB requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. See *Note 15. Fair Value Measurements* for the disclosure about the fair value of our financial instruments.

Derivative Instruments. As of December 31, 2023, we had two interest rate swaps that were designated as cash flow hedges of interest rate risk with a total notional amount of $100,000,000. See *Note 9. Debt Obligations* within our consolidated financial statements for further detail on our interest rate swaps. We record cash flow hedges either as an asset or a liability measured at fair value. If hedge accounting is applied to a derivative instrument, the entire change in the fair value of the derivative designated and qualified as cash flow hedge is recorded in *Accumulated other comprehensive income (loss)* on the *Consolidated Balance Sheets*. We estimate the fair value of our interest rate swaps using the assistance of a third-party using inputs that are observable in the market which include forward yield curves and other relevant information. Additionally, we are exposed to credit risk of the counterparty to our interest rate swap agreements in the event of non-performance under the terms of the agreements. We have determined that the majority of the inputs used to value our derivative instruments fall within level 2 of the fair value hierarchy.

In March 2020, the FASB issued Accounting Standards Update ("ASU") No. 2020-04, *Reference Rate Reform* (Topic 848): *Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04"), which contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts as the market transitions from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. The practical expedients are optional and may be elected over time as reference rate reform activities occur. In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform* (Topic 848), *Deferral of the Sunset Date of Topic 848*, which defers the sunset date from December 31, 2022 to December 31, 2024.

In December 2022, we amended our unsecured credit agreement to update the benchmark provisions to replace LIBOR with the Secured Overnight Financing Rate ("SOFR"), plus a credit spread of 10 basis points, as the reference rate for the purpose of calculating interest under the agreement. In connection with amending the unsecured credit agreement, we also amended our fixed interest rate swap agreements to update reference rate to SOFR. As a result, we elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients maintains the presentation of derivatives consistent with past presentation. We will continue to evaluate the impact of the ASU and may apply other elections, as applicable, as additional changes in the market occur. Our election to apply the hedge accounting expedients did not have a material impact on our consolidated financial statements. See *Note 9. Debt Obligations* within our consolidated financial statements for further detail on our unsecured credit agreement.

Revenue Recognition- Rental Income. Rental income from operating leases is generally recognized on a straight-line basis over the terms of the leases. Substantially all of our leases contain provisions for specified annual increases over the rents of the prior year and are generally computed in one of four methods depending on specific provisions of each lease as follows:

(i) a specified annual increase over the prior year's rent, generally between 2.0% and 3.0%;

(ii) a calculation based on the Consumer Price Index or the Medicare Market Basket Rate;
(iii) as a percentage of facility revenues in excess of base amounts or
(iv) specific dollar increases.

The FASB does not permit recognition of contingent revenue until the contingencies have been resolved. Historically, we have not included contingent rents as income until received and we will continue our historical policy. During the years ended December 31, 2023, 2022 and 2021, we received $56,000, $57,000 and $0, respectively, of contingent rental income. In accordance with ASC 842, *Leases*, we report real estate taxes that are reimbursed by our operators as *Rental income* with a corresponding *Property tax expense* in the *Consolidated Statements of Income*.

Furthermore, we assess the collectability of substantially all of our lease payments through maturity and if collectability is not probable, all or a portion of our straight-line rent receivable and other lease receivables may be written off and the rental income during the period would be limited to the lesser of the income that would have been recognized if collection were probable, and the lease payments received. Our assessment of collectability of leases includes evaluating the data and assumptions used in determining whether substantially all of the future lease payments were probable based on the lessee's payment history, the financial strength of the lessees, future contractual rents, and the timing of expected payments.

Revenue Recognition- Interest Income. Interest income on mortgage loans receivable and notes receivable is recognized using the effective interest method. Exit fee income and commitment fee income are also amortized over the life of the related loan under the effective interest method. Effective interest method, as required by GAAP, is a technique for calculating the actual interest rate for the term of a mortgage loan based on the initial origination value. When the actual interest rate is higher than the stated interest rate in the early years of the mortgage loan, an effective interest receivable asset is created and included in the *Interest receivable* line item in our *Consolidated Balance Sheets* and begins reducing down to zero when, at some point during the mortgage loan, the stated interest rate is higher than the actual interest rate. We consider a loan to be non-performing after 60 days of non-payment of amounts due and do not recognize unpaid interest income from that loan until the past due amounts have been received.

As previously discussed under *Financing Receivables* above, rental income from properties acquired through a sale leaseback, subject to a seller-lessee repurchase option, is recorded as *Interest income from financing receivables* on our *Consolidated Statements of Income.* Interest income on financing receivables is recognized using the effective interest method. The recognition of interest income will stop when the *Financing receivables* are reclassified to *Real estate investments* if the purchase options remain unexercised upon expiration of the purchase options.

Gains on sale of Real Estate, Net. Recognition of gains or losses from sales of investments in real estate requires that we:

a) meet certain revenue recognition criteria in accordance with ASC 610-20*, Gains and Losses from the Derecognition of Nonfinancial Assets; and*
b) transfer control of the real estate to the buyer.

The gain or loss recorded is measured as the difference between the sales price, less costs to sell, and the carrying value of the real estate when we sell it.

Federal Income Taxes. LTC qualifies as a REIT under the Internal Revenue Code of 1986, as amended, and as such, no provision for Federal income taxes has been made. A REIT is required to distribute at least 90% of its taxable income to its stockholders and a REIT may deduct dividends in computing taxable income. If a REIT distributes 100% of its taxable income and complies with other Internal Revenue Code requirements, it will generally not be subject to Federal income taxation.

For Federal tax purposes, depreciation for a majority of our assets is generally calculated using the straight-line method over a period 27.5 years. Earnings profits, which determine the taxability of distributions to stockholders, use the straight-line method over 30 years. The determination of Federal taxable income differ from net income for financial statement purposes principally due to the treatment of certain investments in joint ventures, timing of interest income, rental income, other expense items, recognition of impairment charges, and depreciable lives and bases of assets. At December 31, 2023, the net tax bases of our depreciable assets exceeded net book basis by $160,372,000 (unaudited) due to the differences previously mentioned.

The FASB clarified the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The guidance utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when a company concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more likely than not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit (determined on a cumulative probability basis) that is more likely than not to be realized upon ultimate settlement. We currently do not have any uncertain tax positions that would not be sustained on its technical merits on a more-likely than not basis.

We may from time to time be assessed interest or penalties by certain tax jurisdictions. In the event we have received an assessment for interest and/or penalties, it has been classified in our *Consolidated Statements of Income* as *General and administrative expenses*.

Concentrations of Credit Risk. Financial instruments which potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, operating leases on owned properties, financing receivables and mortgage loans receivable. Our financial instruments, operating leases, financing receivables and mortgage loans receivable are subject to the possibility of loss of carrying value as a result of the failure of other parties to perform according to their contractual obligations or changes in market prices which may make the instrument less valuable. We obtain various collateral and other protective rights, and continually monitor these rights, in order to reduce such possibilities of loss. In addition, we provide reserves for potential losses based upon management's periodic review of our portfolio. See *Note 3. Major Operators* for further discussion of concentrations of credit risk from our tenants.

Net Income Per Share. Basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period excluding common stock equivalents. Diluted earnings per share includes the effect of all dilutive common stock equivalents.

In accordance with the accounting guidance regarding the determination of whether instruments granted in share-based payments transactions are participating securities, we have applied the two-class method of computing basic earnings per share. This guidance clarifies that outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common stockholders and are considered participating securities.

Stock-Based Compensation. The FASB requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. We use the Black-Scholes-Merton formula to estimate the value of stock options granted to employees. Also, we use the Monte Carlo model to estimate the value of performance-based stock units awarded to employees. These models require management to make certain estimates including stock volatility, expected dividend yield and the expected term. If management incorrectly estimates these variables, the results of operations could be affected. The FASB also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow. Because we qualify as a REIT under the Internal Revenue Code of 1986, as amended, we are generally not subject to Federal income taxation. Therefore, this reporting requirement does not have an impact on the *Consolidated Statements of Cash Flows*.

Segment Disclosures. The FASB accounting guidance regarding disclosures about segments of an enterprise and related information establishes standards for the manner in which public business enterprises report information about operating segments. Our investment decisions in seniors housing and health care properties, including property lease transactions, financing receivables, mortgage loans, and other investments, are made and resulting investments are managed as a single operating segment for internal reporting and for internal decision-making purposes. Therefore, we have concluded that we operate as a single segment. In November 2023, the FASB issued ASU *No. 2023-07, Segment Reporting (Topic 280)* ("ASU 2023-07") which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. ASU 2023-07 clarifies that entities with a single reportable segment are subject to both new and existing segment reporting requirements under ASC *Topic 280, Segment Reporting* ("ASC 280"). ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We are evaluating the impact of this ASU on our consolidated financial statements and disclosures.

3. Major Operators

We have one operator from which we derive approximately 10% or more of our total revenues. The following table sets forth information regarding our major operator as of December 31, 2023:

Operator	Number of SNF	Number of ALF	SNF Beds	ALF Units	Percentage of Total Revenues [1]	Percentage of Total Assets [2]
Prestige Healthcare [3]	24	—	2,820	93	16.6 %	14.3 %

(1) Includes total revenues for the twelve months ended December 31, 2023.

(2) Represents the net carrying value of the mortgage loans and properties we own divided by the *Total assets* on the *Consolidated Balance Sheets*.

(3) The majority of the revenue derived from this operator relates to interest income from mortgage loans.

During 2023, we agreed to defer up to $1,500,000, or up to $300,000 per month for May through September 2023, in interest payments due on one of Prestige Healthcare's mortgage loans secured by 15 skilled nursing centers in Michigan. We deferred $600,000 and $900,000 in interest payments during the second and third quarter of 2023, respectively. During the fourth quarter of 2023, we amended the mortgage loan with Prestige which was subject to the previously agreed upon interest deferral. Effective January 1, 2024, the minimum mortgage interest payment due to us is based on an annual current pay rate of 8.5% on the outstanding loan balance. The current contractual interest rate on the loan of 10.8% remains unchanged. The amendment also provides us the right to draw on Prestige's security to pay the difference between the contractual rate and current pay rate. We received all 2023 contractual interest of $19,539,000 due from Prestige after applying $3,435,000 of its security. Full contractual interest has been paid on the loan through February 2024 and we expect to receive full contractual cash interest through 2025. Subsequent to December 31, 2023, Prestige increased the security from its receipt of retro-active Medicaid funds. Accordingly, we currently hold security of $3,966,000. Additional retro-active Medicaid payments received by Prestige in 2024 will be remitted to us as security.

Our financial position and ability to make distributions may be adversely affected if Prestige Healthcare, or any of our lessees and borrowers face financial difficulties, including any bankruptcies, inability to emerge from bankruptcy, insolvency, or general downturn in business of any such operator, continuing impact upon services or occupancy levels due to infectious disease outbreaks, or in the event any such operator does not renew and/or extend its relationship with us.

4. Supplemental Cash Flow Information

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Non-cash investing and financing transactions:			
Contribution of financing receivables from non-controlling interests	$ 12,965	$ 14,325	$ —
Exchange of mezzanine loan and related prepayment fee for participating interest in mortgage loan	(8,841)	—	—
Reserves withheld at financing and mortgage loan receivable origination	(5,102)	—	—
Accretion of interest reserve recorded as mortgage loan receivable	1,939	6,192	—
Mortgage loan receivable reserve withheld at origination	1,461	107	298
Seller financing related to property sales	13,750	—	—
Preferred return reserve related to investment in unconsolidated joint ventures	—	351	2,324
Notes receivable reserve withheld at origination	—	—	353
Write-off of notes receivable	(3,561)	—	—
Change in fair value of interest rate swap agreements	2,609	(8,891)	172
Distributions paid to non-controlling interests	1,644	—	—

5. Real Estate Investments

Owned Properties. As of December 31, 2023, we owned 134 health care real estate properties consisting of 83 ALFs, 50 SNFs and one behavioral health care hospital located in 23 states. These properties are operated by 22 operators.

Independent living communities, assisted living communities, memory care communities and combinations thereof are included in the assisted living property classification (collectively "ALF"). Any reference to the number of properties, number of units, number of beds, and yield on investments in real estate are unaudited and outside the scope of our independent registered public accounting firm's audit of our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board.

Depreciation expense on buildings and improvements, including properties classified as held-for-sale, was $37,303,000, $37,394,000, and $38,192,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

Future minimum base rents receivable under the remaining non-cancelable terms of operating leases excluding the effects of straight-line rent, amortization of lease incentives and renewal options are as follows (*in thousands*):

	Cash Rent [1]
2024	$ 118,411
2025	102,414
2026	83,765
2027	79,080
2028	66,556
Thereafter	168,031

(1) Represents contractual cash rent, except for certain master leases which are based on estimated cash.

Many of our existing leases contain renewal options that, if exercised, could result in the amount of rent receivable upon renewal being greater or less than that currently being paid.

During 2023, Brookdale Senior Living Communities, Inc. ("Brookdale") elected not to exercise its renewal option under a master lease that matured on December 31, 2023. The 35-property assisted living portfolio was apportioned as follows:

- We re-leased 17 communities with a total of 738 units to Brookdale under a new master lease. This new master lease includes six properties in Colorado, six properties in Texas, four in Kansas and one in Ohio. The new master lease, which commenced in January 2024, is for six years at an initial annual rent of $9,325,000, escalating by approximately 2% annually. The lease includes a purchase option that can be exercised in 2029. We also agreed to fund $4,500,000 for capital expenditures for the first two years of the lease at an initial rate of 8.0%, escalating by approximately 2.0% annually thereafter;

- Five communities in Oklahoma, with a total of 184 units, were transferred and are now being operated by an existing LTC operator. The new master lease, which commenced in November 2023, is for three years, with one four-year extension, at an initial annual rent of $960,000, increasing to $984,000 in the second year, and $1,150,000 in the third year. Additionally, the new master lease includes a purchase option that can be exercised starting in November 2027 through October 2029 if the lessee exercises its four-year extension option;

- Five communities in North Carolina, with a total of 210 units, were transferred and are now being operated by an operator new to us. The new master lease, which commenced in January 2024, is for six years at an initial annual rent of $3,300,000, escalating 3.0% annually thereafter; and

69

- Eight communities across three states including four in Florida, three in South Carolina and one in Oklahoma with a total of 341 units, were sold for $27,959,000. We received proceeds of $23,232,000, net of transaction costs and seller financing. We provided seller financing collateralized by two of the Florida properties, with a total of 92 units. The $4,000,000 seller-financed mortgage loan is two years, with a one-year extension, at an interest rate of 8.75%.

Additionally, during 2023, a master lease covering two skilled nursing centers that was scheduled to mature in 2023 was renewed at the contractual rate for another five years extending the maturity to November 2028. The centers have a total of 216 beds and are located in Florida. Also, during 2023, a master lease covering two skilled nursing centers that was scheduled to mature in 2023 was renewed for another two years extending the maturity to December 2025. The master lease was renewed at the contractual annual cash rent of $1,005,000 increasing 2.5% per year. As amended, this master lease provides the lessee with a purchase option available through December 31, 2024. The centers have a total of 141 beds and are located in Tennessee. Further, during 2023, a master lease covering three skilled nursing centers that was scheduled to mature in 2024 was renewed at the contractual rate for another five years extending the maturity to August 2029. The centers have a total of 613 beds and are located in Arizona.

During 2023, we transitioned a portfolio of eight assisted living communities with 500 units in Illinois, Ohio and Michigan to Encore Senior Living ("Encore"). We agreed to provide assistance in the second quarter of 2023 to the former operator of this portfolio and as part of transition, we received repayment of $1,250,000 of deferred rent which represents $934,000 of April and May 2023 deferred rent and $316,000 of unrecorded deferred rent provided in 2022. Cash rent under the new two-year lease with Encore is based on mutually agreed upon fair market rent beginning in September 2023.

Subsequent to December 31, 2023, a master lease covering 11 skilled nursing centers that was scheduled to mature in January 2024 was renewed for seven months extending the maturity to August 2024. The master lease was renewed at the current annualized rent of $8,000,000, or $4,667,000 for seven months in 2024. The centers have a total of 1,444 beds and are located in Texas. Also, subsequent to December 31, 2023, we transitioned two assisted living communities, which are located in Georgia and South Carolina with a combined 159-units, to an operator new to LTC. The new two-year master lease commenced on January 1, 2024, and provides two one-year extension periods. Cash rent is zero for the first six months. Thereafter, cash rent is based on mutually agreed upon fair market rent.

We monitor the collectability of our receivable balances, including deferred rent receivable balances, on an ongoing basis. We write-off uncollectable operator receivable balances, including straight-line rent receivable and lease incentives balances, as a reduction to rental income in the period such balances are no longer probable of being collected. Therefore, recognition of rental income is limited to the lesser of the amount of cash collected or rental income reflected on a straight-line basis for those customer receivable balances deemed uncollectable. We wrote-off straight-line rent receivable and lease incentives balances of $26,000, $256,000 and $758,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

We continue to take into account the current financial condition of our operators, including consideration of the impact of COVID-19, in our estimation of uncollectable accounts and deferred rents receivable at December 31, 2023. We are closely monitoring the collectability of such rents and will adjust future estimations as appropriate as further information becomes known.

The following table summarizes components of our rental income for the years ended December 31, 2023, 2022 and 2021 (*in thousands*):

	December 31,					
Rental Income		**2023**		**2022**		**2021**
Contractual cash rental income	$	116,702 [1]	$	115,230 [2]	$	107,692
Variable cash rental income		13,525 [3]		15,516 [3]		14,332 [3]
Straight-line rent		(2,078)[4]		(1,369)[5]		467
Adjustment of lease incentives and rental income		(26)[6]		(256)[6]		(758)[6]
Amortization of lease incentives		(773)		(877)		(608)
Total	$	127,350	$	128,244	$	121,125

(1) Increased primarily due to rental income from acquisitions and transitioned portfolios, repayment of deferred rent and annual rent escalations, partially offset by sold properties.

(2) Increased primarily due to rent received from transitioned portfolios, rental income from acquisitions, completed development projects, annual rent escalations, and lease termination fee income of $1,181 received in connection with the sale of a 74-unit ALF partially offset by decreased rent from the sold properties.

(3) The variable cash rental income for the years ended December 31, 2023, 2022 and 2021 primarily includes reimbursement of real estate taxes by our lessees.

(4) Decreased primarily due to deferred rent repayment and normal amortization.

(5) Decreased primarily due to a deferred rent repayment, normal amortization and the impact of the 50% reduction of 2021 rent escalations for those leases accounted for on a straight-line basis.

(6) Represents straight-line rent receivable and lease incentives write-offs.

Some of our lease agreements provide purchase options allowing the lessees to purchase the properties they currently lease from us. The following table summarizes information about purchase options included in our lease agreements as of December 31, 2023 *(dollar amount in thousands):*

State	Type of Property	Number of Properties	Gross Investments [1]	Net Book Value	Option Window	
California	ALF/MC	2	$ 38,895	$ 32,778	2023-2029	
Florida	MC	1	7,680	4,611	2029	[2]
Florida	SNF	3	76,690	76,690	2025-2027	[3]
North Carolina	ALF/MC	11	121,321	121,321	2025-2028	[4]
Ohio	MC	1	16,161	13,488	2024-2025	
Ohio	ILF/ALF/MC	1	54,717	53,448	2025-2027	
Oklahoma	ALF/MC	5	11,202	4,394	2027-2029	[5]
South Carolina	ALF/MC	1	11,680	8,475	2029	
Tennessee	SNF	2	5,275	2,263	2023-2024	
Texas	SNF	4	52,726	50,388	2027-2029	[6]
Total			$ 396,347	$ 367,856		

(1) Gross investments include previously recorded impairment losses, if any.

(2) During 2023, we recorded an impairment loss of $7,522. See *Impairment Loss* below for more information.

(3) During 2022, we entered into a joint venture to purchase three SNFs with a total of 299 beds. The JV leased the properties under a 10-year master lease. For more information regarding this transaction, see *Financing Receivables* below.

(4) During 2023, we entered into a JV that purchased 11 ALFs and MCs with a total of 523 units and leased the communities under a 10-year master lease. The master lease provides the operator with the option to buy up to 50% of the properties at the beginning of the third lease year, and the remaining properties at the beginning of the fourth lease year through the end of the sixth lease year, with an exit IRR of 9.0% on any portion of the properties being purchased. For more information regarding this transaction see *Financing Receivables* below.

(5) During 2023, we transferred five ALFs in Oklahoma with a total of 184 units from Brookdale to an existing operator. The new master lease, which commenced in November 2023, includes a purchase option that can be exercised starting in November 2027 through October 2029 if the lessee exercises its four-year extension option.

(6) During 2022, we purchased four SNFs and leased these properties under a master lease with an existing operator. The master lease allows the operator to elect either an earn-out payment or purchase option. If neither is elected within the timeframe defined in the lease, both elections are terminated. For more information regarding the earn-out see *Note 11. Commitments and Contingencies.*

Impairment Loss. We performed recoverability analysis on the carrying value of the communities listed in the table below and concluded that their carrying value may not be recoverable through future undiscounted cash flows. The following table summarizes information regarding impairment losses recorded during the years ended December 31, 2023 and 2022 *(dollar amounts in thousands):*

Year	State	Type of Properties	Number of Properties	Number of Beds/Units	Impairment Loss
2023	Florida	ALF	1	70	$ 434 [1]
	Florida	ALF	1	60	7,522
	Mississippi	ALF	1	67	4,554 [2]
	Texas	ALF	7	248	3,265
			10	445	$ 15,775
2022	Florida	ALF	1	70	$ 1,222 [1]
	Kentucky	ALF	1	60	1,286 [3]
	Colorado	ALF	1	—	914 [4]
			3	130	$ 3,422

(1) In conjunction with the ongoing negotiations to sell this community, we recorded a $434 impairment loss during the three months ended March 31, 2023, and a $1,222 impairment loss during the fourth quarter of 2022. This community was sold during the second quarter of 2023 for $4,850 and we recorded a net gain on sale of $64 as a result of this transaction.

(2) This community was sold during the fourth quarter of 2023 for $1,650 and we recorded a net loss on sale of $219 as a result of this transaction.

(3) This community was classified as held-for sale at December 31, 2022 and sold during the first quarter of 2023 for $11,000. We recorded a net gain on sale of $57 as a result of this transaction. See *Properties Held-for-Sale* below for more information regarding this community.

(4) This community was closed during 2022.

Properties Held-for-Sale. The following summarizes our held-for sale properties as of December 31, 2023 and 2022 (dollar amounts in thousands):

	State	Type of Property	Number of Properties	Number of Beds/units	Gross Investment	Accumulated Depreciation
2023	WI	ALF [1]	1	110	$ 22,007	$ 3,616
2022	KY	ALF [2]	1	60	13,015	2,305

(1) This community was sold during the first quarter of 2024.

(2) This community was sold during the first quarter of 2023.

Acquisitions. The following table summarizes our acquisitions for the years ended December 31, 2023 through 2021 *(dollar amounts in thousands)*:

Year	Type of Property	Cash Paid at Acquisition	Assumed Liabilities	Non-Controlling Interest	Transaction Costs	Assets Acquired	Number of Properties	Number of Beds/Units
2023	ALF [1]	$ 43,759	$ 9,767	$ 9,133	$ 363	$ 63,022 [2]	1	242
2022	SNF [3]	51,817	—	—	—	51,817	4	339
2021	n/a	—	—	—	—	—	—	—

(1) We entered into a $54,134 Joint Venture ("JV") and contributed $45,000 into the JV that purchased an ILF/ALF/MC in Ohio. Under the JV agreement, the seller, our JV partner, has the option to purchase the campus between the third and fourth lease years for LTC's allocation of the JV investment plus an IRR of 9.75%. The campus was leased to Encore Senior Living ("Encore") under a 10-year term with an initial yield of 8.25% on LTC's allocation of the JV investment. LTC committed to fund $2,100 of lease incentives under the Encore lease of which $1,458 has been funded.

(2) Includes $8,309 tax abatement intangible included in the *Prepaid expenses and other assets* line item in our *Consolidated Balance Sheets*.

(3) The properties are located in Texas and are leased to an affiliate of an existing operator under a 10-year lease with two 5-year renewal options. Additionally, the lease provides either an earn-out payment or purchase option but not both. If neither option is elected within the timeframe defined in the lease, both elections are terminated. The earn-out payment is available, contingent on achieving certain thresholds per the lease, beginning at the end of the second lease year through the end of the fifth lease year. The purchase option is available beginning in the sixth lease year through the end of the seventh lease year. The initial cash yield is 8% for the first year, increasing to 8.25% for the second year, then increases annually by 2.0% to 4.0% based on the change in the Medicare Market Basket Rate. In connection with the transaction, we provided the lessee a 10-year working capital loan for up to $2,000 at 8% for first year, increasing to 8.25% for the second year, then increasing annually with the lease rate. During 2023, the working capital loan was fully repaid. Accordingly, the working capital commitment has been terminated.

Intangible Assets. The following is a summary of our intangible assets as of December 31, 2023 and 2022 *(in thousands)*:

Assets	December 31, 2023			December 31, 2022		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
In-place leases	$ 11,348 [1]	$ (6,109) [2]	$ 5,239	$ 9,474 [1]	$ (5,362) [2]	$ 4,112
Tax abatement intangible	8,309 [3]	(405) [3]	7,904	— [3]	— [3]	—

(1) Included in the *Buildings and improvements* line item in our *Consolidated Balance Sheets*.

(2) Included in the *Accumulated depreciation and amortization* line item in our *Consolidated Balance Sheets*.

(3) Included in the *Prepaid expenses and other assets* line item in our *Consolidated Balance Sheets*.

The following table provides future amortization expenses related to the intangible assets at December 31, 2023 (in thousands):

	Total	2024	2025	2026	2027	2028	Thereafter
In-place leases [1]	$ 5,239	$ 877	$ 825	$ 740	$ 675	$ 532	$ 1,590
Tax abatement intangible [2]	7,904	692 [1]	692	692	692	692	4,444
	$ 13,143	$ 1,569	$ 1,517	$ 1,432	$ 1,367	$ 1,224	$ 6,034

(1) Recorded as depreciation expense included in the *Depreciation and amortization* line item on our *Consolidated Statements of Income.*

(2) Recorded as *Property tax expense* on our *Consolidated Statements of Income.*

Developments and Improvements. During the years ended December 31, 2023, 2022 and 2021, we invested the following in development and improvement projects *(in thousands)*:

	Year Ended December 31,					
	2023		2022		2021	
Type of Property	Developments	Improvements	Developments	Improvements	Developments	Improvements
Assisted Living Communities	$ —	$ 3,112	$ 105	$ 5,538	$ —	$ 5,846
Skilled Nursing Centers	—	6,487	—	2,897	—	452
Other	—	87	—	559	—	—
Total	$ —	$ 9,686	$ 105	$ 8,994	$ —	$ 6,298

Property Sales. During the years ended December 31, 2023, 2022 and 2021 we recorded net gain on sale of real estate of $37,296,000, $37,830,000 and $7,462,000, respectively. The following table summarizes property sales during the years ended December 31, 2023 through 2021 (*dollar amounts in thousands*):

Year	State	Type of Properties	Number of Properties	Number of Beds/Units	Sales Price	Carrying Value	Net Gain (Loss) [1]
2023	Florida	ALF	5	246	$ 23,600	$ 9,084	$ 13,327
	Kentucky	ALF	1	60	11,000	10,720	57
	Mississippi	ALF	1	67	1,650	1,639	(220)
	New Jersey	ALF	1	39	2,000	1,552	266
	New Mexico	SNF	2	235	21,250	5,523	15,287
	Nebraska	ALF	3	117	2,984	2,934	—
	Oklahoma	ALF	1	37	800	777	11
	Pennsylvania	ALF	2	130	11,128	6,054	4,860
	South Carolina	ALF	3	128	8,409	4,446	3,708
Total			19	1,059	$ 82,821	$ 42,729	$ 37,296
2022	California	ALF	2	232	$ 43,715	$ 17,832	$ 25,867
	California	SNF	1	121	13,250	1,846	10,846
	Texas	SNF	1	—	485	697	(441)
	Virginia	ALF	1	74	16,895	15,549	1,344 [2]
	n/a	n/a	—	—	—	—	214 [3]
Total			5	427	$ 74,345	$ 35,924	$ 37,830
2021	Florida	ALF	1	—	$ 2,000	$ 2,626	$ (858)
	Nebraska	ALF	1	40	900	1,079	(200)
	Washington	SNF	1	123	7,700	4,513	2,562
	Wisconsin	ALF	3	263	35,000	28,295	5,595
	n/a	n/a	—	—	—	—	363 [3]
Total			6	426	$ 45,600	$ 36,513	$ 7,462

(1) Calculation of net gain (loss) includes cost of sales and write-off of straight-line rent receivable and lease incentives, when applicable.

(2) In connection with this sale, the former operator paid us a lease termination fee of $1,181 which is not included in the gain on sale.

(3) We recognized additional gain due to the reassessment adjustment of the holdbacks related to properties sold during 2020 and 2019, under the expected value model per ASC *Topic 606, Contracts with Customers.*

Financing Receivables. During 2023 and 2022, we entered into two joint ventures ("JV") and contributed into the JVs for the purchase of properties through sale and leaseback transactions. Concurrently, each of these JVs leased the purchased properties back to an affiliate of the seller and provided the seller-lessee with purchase options. We determined that each of these sale and leaseback transactions meet the accounting criteria to be presented as *Financing receivables* on our *Consolidated Balance Sheets* and recorded the rental revenue from these properties as *Interest income from financing receivables* on our *Consolidated Statements of Income*. See *Note 2. Summary of Significant Accounting Policies* within our consolidated financial statements for more information. The following tables provide information regarding our investments in financing receivables during the years ended December 31, 2023 and 2022 (*dollar amounts in thousands*):

Investment Year	State	Type of Properties	Number of Properties	Number of Beds/Units	Gross Investments		LTC Contributions	
2023	NC	ALF/MC	11	523	$	121,321	$	117,490
2022	FL	SNF	3	299		76,691		61,661
			14	822	$	198,012	$	179,151

Type of Properties	Lease Maturity	Initial Contractual Cash Yield	Interest Income from Financing Receivables During			
				2023		2022
ALF/MC	2033	7.25 %	$	9,625	$	—
SNF	2032	7.25 %		5,618		1,762
			$	15,243	$	1,762

(1) The JV leased these communities back to an affiliate of the seller under a 10-year master lease, with two five-year renewal options. The contractual initial cash yield of 7.25% increases to 7.5% in year three then escalates thereafter based on CPI subject to a floor of 2.0% and a ceiling of 4.0%. The JV provided the seller-lessee with a purchase option to buy up to 50% of the properties at the beginning of the third lease year and the remaining properties at the beginning of the fourth lease year through the end of the sixth lease year, with an exit Internal Rate of Return ("IRR") of 9.0%. Upon origination we recorded $1.2 million *Provision for credit losses* equal to 1% of the financing receivable balance related to this investment.

(2) The JV leased the centers back to an affiliate of the seller under a 10-year master lease, with two five-year renewal options and provided the seller-lessee with a purchase option, exercisable at the beginning of the fourth year through the end of the fifth year.

Mortgage Loans. The following table summarizes our investments in mortgage loans secured by first mortgages at December 31, 2023 *(dollar amounts in thousands):*

Interest Rate	Maturity	State	Gross Investment	Type of Property	Percentage of Investment	Number of Loans [1]	Number of Properties [2]	Number of SNF Beds	Number of ALF Units	Investment per Bed/Unit
7.5%	2024	MO	$ 1,999	OTH	0.4 %	1	— [3]	—	—	$ n/a
7.5%	2024	LA	29,346	SNF	6.1 %	1	1	189	—	$ 155.27
7.5%	2024	GA	51,111	ALF	10.6 %	1	1	—	203	$ 251.78
8.8%	2025	FL	4,000	ALF	0.8 %	1	2	—	92	$ 43.48
7.8%	2025	FL	16,706	ALF	3.4 %	1	1	—	112	$ 149.16
7.3%	2025	NC	10,750	ALF	2.2 %	1	1	—	45	$ 238.89
7.3% [4]	2025	NC/SC	58,331	ALF	12.1 %	1	13	—	523	$ 111.53
7.3% [4]	2026	NC	34,043	ALF	7.1 %	1	4	—	217	$ 156.88
7.3% [4]	2026	NC	826	OTH	0.2 %	1	— [5]	—	—	$ n/a
8.8%	2028	IL	16,500	SNF	3.4 %	1	1	150	—	$ 110.00
10.8% [6]	2043	MI	183,968	SNF	38.2 %	1	15	1,875	—	$ 98.12
9.8% [6]	2045	MI	39,950	SNF	8.3 %	1	4	480	—	$ 83.23
10.1% [6]	2045	MI	19,700	SNF	4.1 %	1	2	201	—	$ 98.01
10.3% [6]	2045	MI	14,850	SNF	3.1 %	1	1	146	—	$ 101.71
Total			$ 482,080		100.0 %	14	46	3,041	1,192	$ 113.89

(1) Some loans contain certain guarantees and/or provide for certain facility fees.

(2) Our mortgage loans are secured by properties located in eight states with eight borrowers.

(3) Represents a mortgage loan secured by a parcel of land for the future development of a 91-bed post-acute SNF.

(4) Represents the initial rate. This loan has an IRR of 8%.

(5) Represents a mortgage loan secured by a parcel of land in North Carolina held for future development of a seniors housing community.

(6) Mortgage loans provide for 2.25% annual increases in the interest rate after a certain time period.

The following table summarizes our mortgage loan activity for the years ended December 31, 2023, 2022 and 2021 (*in thousands*):

	Year Ended December 31,		
	2023	2022	2021
Originations and funding under mortgage loans receivable	$ 97,058 [(1)]	$ 40,732 [(2)]	$ 88,955 [(3)]
Application of interest reserve	1,722	6,192	298
Scheduled principal payments received	(10,351)	(1,175)	(1,175)
Mortgage loan premium amortization	(7)	(6)	(6)
Provision for loan loss reserve	(884)	(457)	(881)
Net increase in mortgage loans receivable	$ 87,538	$ 45,286	$ 87,191

(1) We originated the following during 2023:

    (a) $10,750 mortgage loan secured by a 45-unit MC located in North Carolina. The loan carries a two-year term with an interest-only rate of 7.25% and an IRR of 9.0%;

    (b) $51,111 mortgage loan investment secured by a 203-unit ILF, ALF and MC located in Georgia. We acquired a participating interest owned by existing lenders for $42,251 in addition to converting our $7,461 mezzanine loan in the property into a participating interest in the mortgage loan. The mortgage loan matures in October 2024 and our investment is at an initial rate of 7.5% with an IRR of 7.75%. We recorded $1,380 of additional interest income in connection with the effective prepayment of the mezzanine loan in the first quarter of 2023;

    (c) $16,500 senior loan for the purchase of a 150-bed Medicare focused SNF in Illinois. The mortgage loan matures in June 2028 and our investment is at an interest rate of 8.75%;

    (d) $4,947 of contractual additional funding under other mortgage loans receivable;

    (e) $13,750 of seller financing collateralized by four ALFs. $9,750 was repaid subsequently and two ALFs were released from collateral. The net $4,000 seller-financed mortgage loan is for two-years, with a one-year extension, at the interest rate of 8.75%; and

    (f) $19,500 mortgage loan commitment for the construction of an 85-unit ALF and MC in Michigan. The borrower contributed $12,100 of equity which will initially fund the construction. Once all of the borrower's equity has been drawn, we will begin funding the commitment. The loan term is approximately three years at a rate of 8.75%, and includes two, one-year extensions, each of which is contingent on certain coverage thresholds.

(2) We originated two senior mortgage loans, secured by four ALFs operated by an existing operator, as well as a land parcel in North Carolina. The communities have a combined total of 217 units, with an average age of less than four years. The land parcel is approximately 7.6 acres adjacent to one of the ALFs and is being held for the future development of a seniors housing community. The mortgage loans have a four-year term, an interest rate of 7.25% and an IRR of 8%. We also funded an additional $2,000 under an existing mortgage loan.

(3) We funded the following during 2021:

    (a) $1,638 mortgage loan secured by a parcel of land for the future development of a 91-bed post-acute SNF in Missouri and withheld an interest reserve of $142. The mortgage loan term is one year at a yield of 7.5%;

    (b) $27,047 mortgage loan secured by a 189-bed SNF in Louisiana with a regional operator new to us. The mortgage loan has a three-year term with one 12-month extension option and a yield of 7.5%;

    (c) $11,724 mortgage loan secured by a 68-unit ALF and MC in Florida operated by a regional operator new to us. At origination, we withheld an interest reserve of $806 and applied $156 of the reserve during 2021. The mortgage loan term is approximately 4 years at a 7.75% yield and includes an additional $4,177 loan commitment for the construction of a memory care addition to the property to be funded at a later date subject to satisfaction of various conditions;

    (d) $48,006 mortgage loan for the purchase of a 13-property seniors housing portfolio located in North (12) and South Carolina (1). The communities are operated by an existing LTC operator. At origination, we withheld an interest reserve of $4,496. The loan term is 4 years at a 7.25% yield and includes a commitment of $6,097 for capital improvements and $650 for working capital; and

    (e) $540 additional capital funding under our existing mortgage loans.

At December 31, 2023 and 2022 the carrying values of the mortgage loans, net of loan loss reserves were $477,266,000 and $389,728,000, respectively. Scheduled principal payments on mortgage loan receivables are as follows *(in thousands)*:

	Scheduled Principal
2024	$ 83,137
2025	90,466
2026	35,549
2027	680
2028	17,180
Thereafter	255,068
Total	$ 482,080

6. Investments in Unconsolidated Joint Ventures

We have preferred equity investments in two joint ventures. We determined that each of these JVs meet the accounting criteria to be considered a VIE. We are not the primary beneficiary of the VIEs as we do not have both: 1) the power to direct the activities that most significantly affect the VIE's economic performance, and 2) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE. However, we do have significant influence over the JVs. Therefore, we account for the joint venture investments using the equity method of accounting. The following table provides information regarding these preferred equity investments *(dollar amounts in thousands)*:

State	Type of Properties	Type of Investment		Total Preferred Return	Contractual Cash Portion	Number of Beds/ Units	Carrying Value
Washington	ALF/MC	Preferred Equity	(1)	12 %	7 %	95	$ 6,340 (1)
Washington	ILF/ALF	Preferred Equity	(2)	14 %	8 %	267	13,000 (2)
Total						362	$ 19,340

(1) Represents a preferred equity in an entity that developed and owns a 95-unit ALF and MC in Washington. Our investment represents 15.5% of the total investment. The preferred equity investment earns an initial cash rate of 7% increasing to 9% in year four until the internal rate of return ("IRR") is 8%. After achieving an 8% IRR, the cash rate drops to 8% until achieving an IRR ranging between 12% to 14%, depending upon timing of redemption. We have the option to require the JV partner to purchase our preferred equity interest at any time between August 17, 2031 and December 31, 2036.

(2) Represents a preferred equity in an entity that developed and owns a 267-unit ILF and ALF in Washington. The development project was completed during the fourth quarter of 2023. Our investment represents 11.6% of the estimated total investment. The preferred equity investment earns an initial cash rate of 8% with an IRR of 14%. The JV partner has the option to buy out our investment at any time after August 31, 2023 at the IRR rate. Also, we have the option to require the JV partner to purchase our preferred equity interest at any time between August 31, 2027 and, upon project completion and leasing the property, prior to the end of the first renewal term of the lease.

The following table summarizes our capital contributions, income recognized, and cash interest received related to our investments in unconsolidated joint ventures during the years ended December 31, 2023, 2022 and 2021 *(in thousands)*:

Year	Type of Properties	Capital Contribution	Income Recognized	Cash Income Earned	Non-cash Income Accrued
2023	ALF/MC	$ —	$ 450	$ 56	$ 394
	ILF/ALF (1)	—	1,054	—	1,054
Total		$ —	$ 1,504	$ 56	$ 1,448
2022	ALF/MC	$ —	$ 450	$ —	$ 450
	UDP (1)	—	1,054	351	703
Total		$ —	$ 1,504	$ 351	$ 1,153
2021	ALF/MC	$ —	$ 450	$ —	$ 412
	UDP (1)	8,000	967	—	880
Total		$ 8,000	$ 1,417	$ —	$ 1,292

(1) The JV developed and owns a 267-unit ILF and ALF in Washington. The development project was completed during the fourth quarter of 2023.

7. Notes Receivable

Notes receivable consists of mezzanine loans and working capital loans. The following table summarizes our investments in notes receivable at December 31, 2023 (*dollar amounts in thousands*):

Interest Rate	IRR	Maturity	Type of Loan	Gross Investment	# of loans	Type of Property
4.0%	—	2024	Working capital	$ 13,531	1	SNF
5.0%	—	2025	Working capital	732	1	ALF
7.5%	—	2027	Working capital	550	1	ALF
8.0%	11.0 %	2027	Mezzanine	25,000	1	ALF
8.8%	12.0 %	2028	Mezzanine	17,000	1	ALF
6.5%	—	2030	Working capital	138	1	SNF
7.3%	—	2030	Working capital	500	1	ALF
7.3%	—	2030	Working capital	957	1	ALF
7.0%	—	2031	Working capital	2,693	1	ALF
				$ 61,101 [1]	9	

(1) Excludes the impact of credit loss reserve.

The following table is a summary of our notes receivable components at December 31, 2023 and 2022 (*in thousands*):

	At December 31,	
	2023	2022
Mezzanine loans	$ 42,000	$ 36,815
Working capital loans	19,101	22,157
Notes receivable credit loss reserve	(611)	(589)
Total	$ 60,490	$ 58,383

The following table summarizes our notes receivable activity for the years ended December 31, 2023, 2022 and 2021 (*in thousands*):

	Year Ended December 31,		
	2023	2022	2021
Advances under notes receivable	$ 20,377 [1]	$ 37,192 [2]	$ 16,353 [3]
Interest reserve withheld	—	—	353
Principal payments received under notes receivable	(14,687) [4]	(6,843)	(2,694)
Write-off of notes receivable	(3,561) [5]	—	—
Provision for credit losses	(22)	(303)	(140)
Net increase in notes receivable	$ 2,107	$ 30,046	$ 13,872

(1) During 2023, we originated a mezzanine loan to recapitalize an existing 130-unit ILF/ALF/MC in Georgia and construction of 89 additional units. The loan term is five years at an initial yield of 8.75% and an IRR of 12.0%.

(2) During 2022, we originated a $25,000 mezzanine loan for the recapitalization of five ALFs located in Oregon and Montana. The mezzanine loan has a term of approximately five years, with two one-year extension options and bears interest at 8% with an IRR of 11%. The five communities have a total of 621 units and include independent living, assisted living and memory care.

(3) During 2021, we originated a $4,355 mezzanine loan and withheld a $353 interest reserve. The mezzanine loan has a three-year term with two 12-month extensions. The initial rate is 8.0% for the first 18 months increasing to 10.5% thereafter with an 10.5% IRR. Additionally, we provided HMG Healthcare, LLC with a $25,000 secured working capital loan to facilitate the transition of the 11 properties from Senior Care and Abri Health and funded $9,900 under this working capital loan.

(4) During 2023, we received $4,545, which includes a prepayment fee and the exit IRR totaling $190 from a mezzanine loan prepayment. The mezzanine loan was on a 136-unit ILF in Oregon. Additionally, another $7,461 mezzanine loan was effectively prepaid through converting it as part of our $51,111 investment in a participating interest in an existing mortgage loan that is secured by a 203-unit ALF, ILF and MC located in Georgia. We recorded $1,380 of interest income in connection with the effective prepayment of the mezzanine loan.

(5) During 2023, we wrote-off an uncollectible working capital note.

8. Lease Incentives

Our non-contingent lease incentive balances at December 31, 2023 and 2022 were $2,607,000 and $1,789,000, respectively. The following table summarizes our non-contingent lease incentive activity for the years ended December 31, 2023, 2022 and 2021 *(in thousands)*:

	Year Ended December 31,		
	2023	**2022**	**2021**
Lease incentives funded	$ 1,627 [(1)]	$ 418	$ 824
Amortization of lease incentives	(773)	(877)	(608)
Adjustment for collectability of lease incentives	—	(256)[(2)]	—
Other adjustments [(3)]	(36)	(174)	—
Net increase (decrease) in non-contingent lease incentives	$ 818	$ (889)	$ 216

(1) As part of our investment in a $54,134 JV, we committed to fund $2,100 of lease incentive, of which $1,458 was funded during 2023.

(2) Represents the lease incentive balance write-off related to a closed property and subsequent lease termination and lease incentive balance write-off related to 12 ALFs transitioned to an existing operator.

(3) Primarily relates to lease incentive balance write-off related to property sales.

Non-contingent lease incentives represent payments made to our lessees for various reasons including entering into a new lease or lease amendments and extensions. Contingent lease incentives represent potential contingent earn-out payments that may be made to our lessees in the future, as part of our lease agreements. From time to time, we may commit to provide contingent payments to our lessees, upon our properties achieving certain rent coverage ratios. Once the contingent payment becomes probable and estimable, the contingent payment is recorded as a lease incentive. Lease incentives are amortized as a yield adjustment to rental income over the remaining life of the lease.

9. Debt Obligations

Unsecured Credit Facility. We have an unsecured credit agreement (the "Credit Agreement") that provides for an aggregate commitment of the lenders of up to $500,000,000 comprising of a $400,000,000 revolving credit facility (the "Revolving Line of Credit") and two $50,000,000 term loans (the "Term Loans"). The Credit Agreement permits us to request increases to the Revolving Line of Credit and Term Loans commitments up to a total of $1,000,000,000. The Term Loans mature on November 19, 2025 and November 19, 2026. The Revolving Line of Credit had a maturity date of November 19, 2025 and provided a one-year extension option at our discretion, subject to customary conditions. During the fourth quarter of 2022, we entered into the First Amendment to Third Amended and Restated Credit Agreement to replace LIBOR with SOFR, plus a credit spread adjustment of 10 basis points ("Adjusted SOFR"), as the reference rate for purpose of calculating interest under the agreement. Other material terms of the Credit Agreement remained unchanged. Further, subsequent to December 31, 2023, we entered into a Second Amendment to Third Amended and Restated Credit Agreement (the "Amended Credit Agreement") to accelerate the one-year extension option notice to January 4, 2024. Concurrently, we exercised our option to extend the maturity date of the Credit Agreement, as amended to November 19, 2026.

Based on our leverage at December 31, 2023, the Revolving Line of Credit provides for interest annually at Adjusted SOFR plus 115 points and a facility fee of 20 basis point and the Term Loans provide for interest annually at Adjusted SOFR plus 135 points.

Interest Rate Swap Agreements. In connection with entering into the Term Loans as discussed above, we entered into two receive variable/pay fixed interest rate swap agreements ("Interest Rate Swaps") with maturities of November 19, 2025 and November 19, 2026, respectively, that will effectively lock-in the forecasted interest payments on the Term Loans' borrowings over the four and five year terms of the loans. The Interest Rate Swaps are considered cash flow hedges and are recorded on our *Consolidated Balance Sheets* at fair value, with changes in the fair value of these instruments recognized in *Accumulated other comprehensive income (loss)* on our *Consolidated Balance Sheets*. In connection with entering into the First Amendment to Third Amended and Restated Credit Agreement discussed above, we entered into amendments to our Interest Rate Swaps to account for SOFR as the updated reference rate in the First Amendment to Third Amended and Restated Credit Agreement. During the year ended December 31, 2023 and 2022, we recorded $2,609,000 decrease and $8,891,000 increase, respectively, in fair value of Interest Rate Swaps.

The following table sets forth information regarding our Interest Rate Swaps at December 31, 2023 and 2022 (*dollar amounts in thousands*):

Date Entered	Maturity Date	Swap Rate	Rate Index	Notional Amount	Fair Value at December 31, 2023	Fair Value at December 31, 2022
November 2021	November 19, 2025	2.62 %	1-month SOFR	$ 50,000	$ 2,698	$ 4,003
November 2021	November 19, 2026	2.76 %	1-month SOFR	50,000	3,412	4,716
				$ 100,000	$ 6,110	$ 8,719

Senior Unsecured Notes. We have senior unsecured notes held by institutional investors with interest rates ranging from 3.66% to 5.03%. The senior unsecured notes mature between 2024 and 2033. During year ended December 31, 2022, we sold $75,000,000 aggregate principal amount of 3.66% senior unsecured notes. The notes have an average 10-year life, scheduled principal payments and mature in May 2033.

The senior unsecured notes and Credit Agreement, including the Revolving Line of Credit and the Term Loans, contain financial covenants, which are measured quarterly, require us to maintain, among other things:

(i)   a ratio of total indebtedness to total asset value not greater than 0.5 to 1.0;
(ii) a ratio of secured debt to total asset value not greater than 0.35 to 1.0;
(iii) a ratio of unsecured debt to the value of the unencumbered asset value not greater than 0.6 to 1.0; and
(iv) a ratio of EBITDA, as calculated in the Unsecured Credit Agreement, to fixed charges not less than 1.50 to 1.0.

At December 31, 2023, we were in compliance with all applicable financial covenants. These debt obligations also contain additional customary covenants and events of default that are subject to a number of important and significant limitations, qualifications and exceptions.

The following table sets forth information regarding debt obligations by component as of December 31, 2023 and 2022 (*dollar amounts in thousands*):

Debt Obligations	Applicable Interest Rate [1]	At December 31, 2023 Outstanding Balance	At December 31, 2023 Available for Borrowing	At December 31, 2022 Outstanding Balance	At December 31, 2022 Available for Borrowing
Revolving line of credit	6.66%	$ 302,250	$ 97,750	$ 130,000	$ 270,000
Term loans, net of debt issue costs	2.74%	99,658	—	99,511	—
Senior unsecured notes, net of debt issue costs	4.20%	489,409	—	538,343	—
Total	4.87%	$ 891,317	$ 97,750	$ 767,854	$ 270,000

(1) Represents weighted average of interest rate as of December 31, 2023.

(2) Subsequent to December 31, 2023, we repaid $30,500 under our unsecured revolving line of credit. Accordingly, we have $271,750 outstanding and $128,250 available for borrowing under our unsecured revolving line of credit.

Our borrowings and repayments for the years ended December 31, 2023, 2022 and 2021 are as follows *(in thousands)*:

| | Year Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
Debt Obligations	Borrowings	Repayments	Borrowings	Repayments	Borrowings	Repayments
Revolving line of credit	$ 277,450	$ (105,200)[1]	$ 194,000	$ (174,900)	$ 204,400	$ (183,400)
Term loans	—	—	—	—	100,000	—
Senior unsecured notes	—	(49,160)	75,000	(48,160)	—	(47,160)
Total	$ 277,450	$ (154,360)	$ 269,000	$ (223,060)	$ 304,400	$ (230,560)

(1) Subsequent to December 31, 2023, we repaid $30,500 under our unsecured revolving line of credit. Accordingly, we have $271,750 outstanding and $128,250 available for borrowing under our unsecured revolving line of credit.

Scheduled Principal Payments. The following table represents our long-term contractual obligations (scheduled principal payments and amounts due at maturity) as of December 31, 2023, and excludes the effects of interest and debt issue costs (*in thousands*):

	Total	2024	2025	2026	2027	2028	Thereafter
Revolving line of credit	$ 302,250 [1]	$ —	$ 302,250 [2]	$ —	$ —	$ —	$ —
Term loans	100,000	—	50,000	50,000	—	—	—
Senior unsecured notes	490,660	49,160	49,500	51,500	54,500	55,000	231,000
	$ 892,910	$ 49,160	$ 401,750	$ 101,500	$ 54,500	$ 55,000	$ 231,000

(1) Subsequent to December 31, 2023, we repaid $30,500 under our unsecured revolving line of credit. Accordingly, we have $271,750 outstanding and $128,250 available for borrowing under our unsecured revolving line of credit.

(2) Subsequent to December 31, 2023, we exercised our option to extend the maturity date of our Credit Agreement to November 19, 2026.

10. Equity

Non-controlling Interests. We have entered into partnerships to develop and/or own real estate. Given that our limited members do not have the substantive kick-out rights, liquidation rights, or participation rights, we have concluded that the partnerships are VIEs. As we exercise power over and receive benefits from the VIEs, we are considered the primary beneficiary. Accordingly, we consolidate the VIEs and record the non-controlling interests on the consolidated financial statements. As of December 31, 2023, we have the following consolidated VIEs (*in thousands*):

Investment Year	Purpose		Property Type	State	Gross Consolidated Assets [1]	Non-Controlling Interests
2023	Owned real estate	[2]	ILF/ALF/MC	OH	$ 54,717	$ 9,134
2023	Owned real estate	[3]	ALF/MC	NC	121,321	3,831
2022	Owned real estate	[4]	SNF	FL	76,691	14,325
2018	Owned real estate		ILF	OR	14,650	2,907
2018	Owned real estate and development		ALF/MC	OR	18,452	1,246
2017	Owned real estate and development	[5]	ILF/ALF/MC	WI	22,007	2,305
2017	Owned real estate		ALF/MC	SC	11,680	1,240
Total					$ 319,518	$ 34,988

(1) Includes the total real estate investments and excludes intangible assets.

(2) During the second quarter of 2023, we entered into a JV that purchased an ILF/ALF/MC in Ohio with a total of 242 units. For more information see *Note 5. Real Estate Investments —Acquisitions*.

(3) During the first quarter of 2023, we entered into a JV that purchased 11 ALFs and MCs with a total of 523 units. For more information regarding this transaction See *Note 5. Real Estate Investments —Financing Receivables*.

(4) During 2022, we entered into a JV that purchased three SNFs with a total of 299 beds. For more information regarding this transaction see *Note 5. Real Estate Investments —Financing Receivables*.

(5) Subsequent to December 31, 2023, we sold our interest in this JV for $23,120, which includes repayment of $1,814 of abated and $563 of deferred rent, as well as the payoff of a $550 note receivable. The JV owns a 110-unit community in Wisconsin. At December 31, 2023, this community was classified as held-for-sale. See *Note 5. Real Estate Investments— Properties Held-for-*

Sale.

Common Stock. We have separate equity distribution agreements (collectively, "Equity Distribution Agreements") to offer and sell, from time to time, up to $200,000,000 in aggregate offering price of shares of our common shares. The Equity Distribution Agreements provide for sales of common shares to be made by means of ordinary brokers' transactions, which may include block trades, or transactions that are deemed to be "at the market" offerings.

During the year ended December 31, 2021, no shares were issued under the Equity Distribution Agreements. During the year ended December 31, 2022, we sold 1,792,400 shares of common stock for $68,156,000 in net proceeds under our Equity Distribution Agreements. In conjunction with the sale of common stock, we incurred $513,000 of costs associated with this agreement which have been recorded in additional paid in capital as a reduction of proceeds received.

During the year ended December 31, 2023, we sold 1,658,400 shares of common stock for $53,687,000 in net proceeds under our Equity Distribution Agreements. In conjunction with the sale of common stock, we incurred $836,000 of costs associated with this agreement which have been recorded in additional paid in capital as a reduction of proceeds received. At December 31, 2023, we had $76,018,000 available under the Equity Distribution Agreements.

Subsequent to December 31, 2023, we sold 91,100 shares of common stock for $2,927,000 in net proceeds under our Equity Distribution Agreements. Accordingly, we have $73,074,000 available under our Equity Distribution Agreements.

During the years ended December 31, 2023, 2022 and 2021, we acquired 43,933 shares, 39,463 shares and 87,249 shares, respectively, of common stock held by employees who tendered owned shares to satisfy tax withholding obligations.

Shelf Registration Statement. We have an automatic shelf registration statement on file with the SEC, and currently have the ability to file additional automatic shelf registration statements, to provide us with capacity to publicly offer an indeterminate amount of common stock, preferred stock, warrants, debt, depositary shares, or units. We may from time to time publicly raise capital under our automatic shelf registration statement in amounts, at prices, and on terms to be announced when and if the securities are offered. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of the offering. Our shelf registration statement expires on February 17, 2025.

Distributions. We declared and paid the following cash dividends *(in thousands)*:

	Year Ended December 31,					
	2023		2022		2021	
	Declared	Paid	Declared	Paid	Declared	Paid
Common Stock [1]	$ 94,764	$ 94,764	$ 91,509	$ 91,509	$ 90,494 [2]	$ 90,494 [2]

(1) Represents $0.19 per share per month for the years ended December 31, 2023, 2022 and 2021.

(2) During the year ended December 31, 2021, we paid $764 as a result of vesting of the performance-based stock units.

In January 2024, we declared a monthly cash dividend of $0.19 per share on our common stock for the months of January, February and March 2024 payable on January 31, February 29, and March 29, 2024, respectively, to stockholders of record on January 23, February 21, and March 21, 2024, respectively.

Stock Based Compensation Plans. During 2021, we adopted, and our stockholders approved the 2021 Equity Participation Plan (the "2021 Plan") which replaces the 2015 Equity Participation Plan (the "2015 Plan")*.* Under the 2021 Plan, 1,900,000 shares of common stock have been authorized and reserved for awards, less one share for every one share that was subject to an award granted under the 2015 plan after December 31, 2020 and prior to adoption. In addition, any shares that are not issued under outstanding awards under the 2015 Plan because the shares were forfeited or cancelled after December 31, 2020 will be added to and again be available for awards under the 2021 Plan. Under the 2021 Plan, the shares were authorized and reserved for awards to officers, employees, non-employee directors and consultants. The terms of the awards granted under the 2021 Plan and the 2015 Plan are set by our compensation committee at its discretion. As of December 31, 2023, we have 1,580,006 shares of common stock reserved for awards under the 2021 Plan.

Restricted Stock and Performance-Based Stock Units. Restricted stock activity for the years ended December 31, 2023, 2022 and 2021was as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Outstanding, January 1	229,236	197,422	180,440
Granted	146,020	135,210	110,348
Vested	(115,551)	(103,396)	(93,366)
Cancelled	(1,085)	—	—
Outstanding, December 31	258,620	229,236	197,422

During the years ended December 31, 2023, 2022 and 2021, we granted 86,867, 86,332 and 71,892, respectively, of performance-based stock units. During the years ended December 31, 2023 and 2022 no performance-based stock units vested. During the year ended December 31, 2021, 108,720 performance-based stock units were vested. Total compensation expense related to restricted stock and performance-based stock units for the years ended December 31, 2023, 2022 and 2021 were $8,481,000, $7,964,000 and $7,760,000.

During 2023, 2022 and 2021, we granted 232,887, 221,542 and 182,240 shares of restricted common stock and performance-based stock units, respectively, under the 2021 Plan as follows:

Year	No. of Shares/Units	Price per Share	Reward Type	Vesting Period
2023	127,960	$ 37.16	Restricted stock	ratably over 3 years
	86,867	$ 37.16	Performance-based stock units	TSR targets [1]
	15,060	$ 31.54	Restricted stock	May 24,2024
	3,000	$ 35.45	Restricted stock	July 25, 2024
	232,887			
2022	122,865	$ 33.94	Restricted stock	ratably over 3 years
	86,332	$ 33.94	Performance-based stock units	TSR targets [1]
	12,345	$ 38.48	Restricted stock	May 25, 2023
	221,542			
2021	95,293	$ 42.27	Restricted stock	ratably over 3 years
	71,892	$ 42.27	Performance-based stock units	TSR targets [1]
	12,055	$ 39.40	Restricted stock	May 26, 2022
	3,000	$ 43.14	Restricted stock	April 1, 2022
	182,240			

---

(1) Vesting is based on achieving certain total shareholder return ("TSR") targets in 4 years with acceleration opportunity in 3 years.

At December 31, 2023, the remaining compensation expense to be recognized related to the future service period of unvested outstanding restricted common stock and performance-based stock units are as follows (*dollar amount in thousands*):

Vesting Date	Remaining Compensation Expense
2024	$ 6,026
2025	3,238
2026	356
Total	$ 9,620

Stock Options. During 2023, 2022 and 2021, we did not issue any stock options. Nonqualified stock option activity for the years ended December 31, 2023, 2022 and 2021 was as follows:

	Shares			Weighted Average Price		
	2023	2022	2021	2023	2022	2021
Outstanding, January 1	10,000	15,000	15,000	$ 38.43	$ 38.43	$ 38.43
Granted	—	—	—	n/a	n/a	n/a
Exercised	—	—	—	n/a	n/a	n/a
Canceled	(5,000)	(5,000)	—	$ 38.43	n/a	n/a
Outstanding, December 31	5,000	10,000	15,000	$ 38.43	$ 38.43	$ 38.43
Exercisable, December 31[1]	5,000	10,000	15,000	$ 38.43	$ 38.43	$ 38.43

(1) The aggregate intrinsic value of exercisable options at December 31, 2023, based upon the closing price of our common shares at December 29, 2023, the last trading day of 2023, was approximately $0. Options exercisable at December 31, 2023, 2022 and 2021 had a weighted average remaining contractual life of approximately 0.2 years, 0.7 years, and 1.2 years, respectively.

We use the Black-Scholes-Merton formula to estimate the value of stock options granted to employees. This model requires management to make certain estimates including stock volatility, expected dividend yield and the expected term. No compensation expense related to the vesting of stock options was recorded for the years ended December 31, 2023, 2022 and 2021.

11. Commitments and Contingencies

At December 31, 2023, we had commitments as follows *(in thousands):*

	Investment Commitment	2023 Funding	Total Commitment Funded	Remaining Commitment
Real estate properties (N*ote 5. Real Estate Investments*)	$ 13,993 [1]	$ 4,354	$ 5,072	$ 8,921
Accrued incentives and earn-out liabilities *(Note 8. Lease Incentives)*	16,100 [2]	1,458	1,458	14,642
Mortgage loans (N*ote 5. Real Estate Investments*)	43,598 [3]	1,476	7,178	36,420
Notes receivable (N*ote 7. Notes Receivable*)	25,950 [4]	—	13,531	12,419
Total	$ 99,641	$ 7,288	$ 27,239	$ 72,402

(1) Represents commitments to purchase land and improvements, if applicable, and to develop, re-develop, renovate or expand seniors housing and health care properties.

(2) Includes an earn-out payment of up to $3,000 to an operator under a master lease on four SNFs in Texas which were acquired during 2022. The master lease allows either an earn-out payment up to $3,000 or a purchase option. The earn-out payment is available, contingent on achieving certain thresholds per the lease, beginning at the end of the second lease year through the end of the fifth lease year. If neither option is elected within the timeframe defined in the lease, both elections are terminated. For more information regarding the purchase option see *Note 5. Real Estate Investments*.

(3) Represents $19,500 related to a construction loan, $6,098 of commitments for the expansion, renovation and working capital related to seniors housing and skilled nursing properties securing the mortgage loans and $18,000 of commitments which are contingent upon the borrower achieving certain coverage ratios.

(4) Represents working capital loan commitments.

Also, some of our lease agreements provide purchase options allowing the lessees to purchase the properties they currently lease from us. See *Note 5. Real Estate Investments* for a table summarizing information about our purchase options.

We are a party from time to time to various general and professional liability claims and lawsuits asserted against the lessees or borrowers of our properties, which in our opinion are not singularly or in the aggregate material to our results of operations or financial condition. These types of claims and lawsuits may include matters involving general or professional liability, which we believe under applicable legal principles are not our responsibility as a non-possessory landlord or mortgage holder. We believe that these matters are the responsibility of our lessees and borrowers pursuant to general legal principles and pursuant to insurance and indemnification provisions in the applicable leases or mortgages. We intend to continue to vigorously defend such claims.

12. Distributions

We must distribute at least 90% of our taxable income in order to continue to qualify as a REIT. This distribution requirement can be satisfied by current year distributions or, to a certain extent, by distributions in the following year.

For federal tax purposes, distributions to stockholders are treated as ordinary income, capital gains, return of capital or a combination thereof. Distributions for 2023, 2022 and 2021 were cash distributions. The federal income tax classification of the per share common stock distributions are as follows (*unaudited*):

	Year Ended December 31,		
	2023	2022	2021
Ordinary taxable distribution	$ 1.110	$ 1.095	$ 1.220
Return of capital	—	—	0.750
Unrecaptured Section 1250 gain	0.744	0.502	0.252
Long-term capital gain	0.426	0.683	0.058
Total	$ 2.280	$ 2.280	$ 2.280

13. Net Income Per Common Share

Basic and diluted net income per share was as follows *(in thousands except per share amounts)*:

	For the year ended December 31,		
	2023	2022	2021
Net income	$ 91,462	$ 100,584	$ 56,224
Less income allocated to non-controlling interests	(1,727)	(560)	(363)
Less income allocated to participating securities:			
Non-forfeitable dividends on participating securities	(587)	(531)	(458)
Income allocated to participating securities	—	(49)	—
Total net income allocated to participating securities	(587)	(580)	(458)
Net income available to common stockholders	89,148	99,444	55,403
Effect of dilutive securities:			
Participating securities [1]	—	—	—
Net income for diluted net income per share	$ 89,148	$ 99,444	$ 55,403
Shares for basic net income per share	41,272	39,894	39,156
Effect of dilutive securities:			
Stock options [1]	—	—	—
Performance-based stock units	86	173	— [2]
Participating securities [1]	—	—	—
Total effect of dilutive securities	86	173	—
Shares for diluted net income per share	41,358	40,067	39,156
Basic net income per share	$ 2.16	$ 2.49	$ 1.41
Diluted net income per share	$ 2.16	$ 2.48	$ 1.41

[1] For the years ended December 31, 2023, 2022 and 2021, the participating securities and stock options were excluded from the computation of diluted net income per share as such inclusion would be anti-dilutive.

[2] For the year ended December 31, 2021, no performance-based stock units would be earned based on TSR targets.

14. Quarterly Financial Information

	For the quarter ended			
	March 31,	June 30,	September 30,	December 31,
	(unaudited, in thousands except per share amounts)			
2023				
Revenues	$ 49,500	$ 48,246	$ 49,303	$ 50,195
Net income available to common stockholders	$ 32,929	$ 6,028	$ 22,050	$ 28,057
Net income per common share available to common stockholders:				
Basic	$ 0.80	$ 0.15	$ 0.54	$ 0.67
Diluted	$ 0.80	$ 0.15	$ 0.54	$ 0.67
Dividends per share declared	$ 0.57	$ 0.57	$ 0.57	$ 0.57
Dividends per share paid	$ 0.57	$ 0.57	$ 0.57	$ 0.57
2022				
Revenues	$ 40,787	$ 43,024	$ 43,503	$ 47,839
Net income available to common stockholders	$ 14,275	$ 54,065	$ 13,159	$ 17,809
Net income per common share available to common stockholders:				
Basic	$ 0.36	$ 1.37	$ 0.33	$ 0.44
Diluted	$ 0.36	$ 1.36	$ 0.32	$ 0.44
Dividends per share declared	$ 0.57	$ 0.57	$ 0.57	$ 0.57
Dividends per share paid	$ 0.57	$ 0.57	$ 0.57	$ 0.57

NOTE: Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with the per share amounts for the year.

15. Fair Value Measurements

In accordance with the accounting guidance regarding the fair value option for financial assets and financial liabilities, entities are permitted to choose to measure certain financial assets and liabilities at fair value, with the change in unrealized gains and losses reported in earnings. We did not adopt the elective fair market value option for our financial assets and financial liabilities.

The carrying amount of cash and cash equivalents approximates fair value because of the short-term maturity of these instruments. We do not invest our cash in auction rate securities. The carrying value and fair value of our financial instruments as of December 31, 2023 and 2022 assuming election of fair value for our financial assets and financial liabilities were as follows (*in thousands*):

	At December 31, 2023		At December 31, 2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financing receivables, net of credit loss reserve	$ 196,032	$ 199,199 [1]	$ 75,999	$ 76,033 [1]
Mortgage loans receivable, net of credit loss reserve	477,266	554,993 [2]	389,728	461,276 [2]
Notes receivable, net of credit loss reserve	60,490	67,877 [3]	58,383	61,858 [3]
Revolving line of credit	302,250	302,250 [4]	130,000	130,000 [4]
Term loans, net of debt issue costs	99,658	100,000 [4]	99,511	100,000 [4]
Senior unsecured notes, net of debt issue costs	489,409	439,865 [5]	538,343	477,653 [5]

(1) Our investment in financing receivables is classified as Level 3. The fair value is determined using a widely accepted valuation technique, discounted cash flow analysis on the expected cash flows. The discount rate used to value our future cash inflows of the financing receivables at December 31, 2023 and 2022 was 7.6%.

(2) Our investment in mortgage loans receivable is classified as Level 3. The fair value is determined using a widely accepted valuation technique, discounted cash flow analysis on the expected cash flows. The discount rate is determined using our assumption on market conditions adjusted for market and credit risk and current returns on our investments. The discount rate used to value our future cash inflows of the mortgage loans receivable at December 31, 2023 and 2022 was 9.2% and 9.3%, respectively.

(3) Our investments in notes receivable are classified as Level 3. The discount rate is determined using our assumption on market conditions adjusted for market and credit risk and current returns on our investments. The discount rate used to value our future cash flows of the notes receivable at December 31, 2023 and 2022, were 6.9% and 7.1%, respectively.

(4) Our revolving line of credit and term loans bear interest at a variable interest rate. The estimated fair value of our revolving line of credit and term loans approximated their carrying values at December 31, 2023 and 2022 based upon prevailing market interest rates for similar debt arrangements.

(5) Our obligation under our senior unsecured notes is classified as Level 3 and thus the fair value is determined using a widely accepted valuation technique, discounted cash flow analysis on the expected cash flows. The discount rate is measured based upon management's estimates of rates currently prevailing for comparable loans available to us, and instruments of comparable maturities. At December 31, 2023, the discount rate used to value our future cash outflow of our senior unsecured notes was 6.5% for those maturing before year 2030 and 6.75% for those maturing at or beyond year 2030. At December 31, 2022, the discount rate used to value our future cash outflow of our senior unsecured notes was 6.5% for those maturing before year 2030 and 7.0% for those maturing beyond year 2030.

16. Subsequent Events

The following events occurred subsequent to the balance sheet date:

Real Estate Transitions and Lease Renewals. We transitioned two assisted living communities located in Georgia and South Carolina with a combined 159-units to a new operator. The new two-year master lease commenced on January 1, 2024 and provides two one-year extension periods. Rent is zero for the first six months. Thereafter, cash rent is based on mutually agreed upon fair market rent. Additionally, a master lease covering 11 skilled nursing centers that was scheduled to mature in January 2024 was renewed for seven months extending the maturity to August 2024. The master lease was renewed at the current annualized rent of $8,000,000, or $4,667,000 for seven months in 2024. The centers have a total of 1,444 beds and are located in Texas.

Property Sales. We sold our interest in a JV for $23,120,000, which includes repayment of $1,814,000 of abated rent and $563,000 of deferred rent, as well as the payoff of a $550,000 note receivable. The JV owns a 110-unit community that provides independent living, assisted living and memory care services in Wisconsin. We held an approximate 90% economic interest in the JV, exercised power over and received benefits from the JV. Accordingly, we were considered the primary beneficiary of the JV and consolidated the JV on our consolidated financial statements. At December 31, 2023, this community was classified as held-for-sale. See *Note 5. Real Estate Investments —Properties Held-for-Sale* for more information.

Debt. We entered into a Second Amendment to Third Amended and Restated Credit Agreement (the "Amended Credit Agreement") to accelerate the one-year extension option notice to January 4, 2024. Concurrently, we exercised our option to extend the maturity date of the Credit Agreement, as amended to November 19, 2026. Additionally, we repaid $30,500,000 under our unsecured revolving line of credit. Accordingly, we have $271,750,000 outstanding and $128,250,000 available for borrowing under our unsecured revolving line of credit.

Equity. We declared a monthly cash dividend of $0.19 per share on our common stock for the months of January, February, and March 2024, payable on January 31, February 29, and March 29, 2024, respectively, to stockholders of record on January 23, February 21, and March 21, 2024, respectively. Additionally, we sold 91,100 shares of common stock for $2,907,000 in net proceeds under our Equity Distribution Agreements. Accordingly, we have $73,074,000 available under our Equity Distribution Agreements.

LTC PROPERTIES, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Account Description	Balance at beginning of period	Additions: (Recovered) charged to costs and expenses	Additions: Charged to other accounts [(1)]	Deductions [(2)]	Balance at end of period
Year ended December 31, 2021					
Loan loss reserves	$ 2,592	$ 881	$ —	$ —	$ 3,473
Other notes receivable allowance	146	140	—	—	286
	$ 2,738	$ 1,021	$ —	$ —	$ 3,759
Year ended December 31, 2022					
Loan loss reserves	$ 3,473	$ 457	$ —	$ —	$ 3,930
Financing receivables loss reserve	—	768			768
Other notes receivable allowance	286	303	—	—	589
	$ 3,759	$ 1,528	$ —	$ —	$ 5,287
Year ended December 31, 2023					
Loan loss reserves	$ 3,930	$ 884	$ —	$ —	$ 4,814
Financing receivables loss reserve	768	1,212	—	—	1,980
Other notes receivable allowance	589	3,582	1	(3,561)	611
	$ 5,287	$ 5,678	$ 1	$ (3,561)	$ 7,405

(1) Represents miscellaneous adjustments.

(2) Deductions represent uncollectable accounts written off.

LTC PROPERTIES, INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

(in thousands)

	Encumbrances	Initial cost to company		Costs capitalized subsequent to acquisition	Gross amount at which carried at December 31, 2023			Accum deprec.	Construction/ renovation date	Acquisition date
		Land	Building and improvements		Land	Building and improvements	Total [1]			
Skilled Nursing Properties:										
218 Albuquerque, NM	$ —	$ 1,696	$ 3,891	$ 1,390	$ 1,696	$ 5,281	$ 6,977	$ 2,408	2008	2005
219 Albuquerque, NM	—	1,950	8,910	869	1,950	9,779	11,729	4,735	1982	2005
220 Albuquerque, NM	—	2,463	7,647	290	2,463	7,937	10,400	3,932	1970	2005
252 Amarillo, TX	—	844	—	7,925	844	7,925	8,769	2,642	2013	2011
247 Arlington, TX	—	1,016	13,649	341	1,016	13,990	15,006	5,347	2007	2011
325 Austin, TX	—	896	9,562	174	896	9,736	10,632	479	2017	2022
319, Blue Springs, MO	—	2,644	13,942	73	2,644	14,015	16,659	2,155	2020	2019
007 Bradenton, FL	—	330	2,720	160	330	2,880	3,210	2,494	2012	1993
256 Brownwood, TX	—	164	6,336	78	164	6,414	6,578	2,402	2011	2012
177 Chesapeake, VA	—	388	3,469	2,777	388	6,246	6,634	4,280	2017	1995
257 Cincinnati, OH	—	1,890	25,110	224	1,890	25,334	27,224	6,461	2009	2012
125 Clovis, NM	—	561	5,539	334	561	5,873	6,434	3,297	2006	2001
129 Clovis, NM	—	598	5,902	541	598	6,443	7,041	3,380	1995	2001
267 Cold Spring, KY	—	2,050	21,496	196	2,050	21,692	23,742	6,384	2014	2012
253 Colton, CA	—	2,474	15,158	—	2,474	15,158	17,632	5,229	1990	2011
246 Crowley, TX	—	2,247	14,276	526	2,247	14,802	17,049	5,656	2007	2011
235 Daleville, VA	—	279	8,382	—	279	8,382	8,661	3,370	2005	2010
258 Dayton, OH	—	373	26,627	—	373	26,627	27,000	6,881	2010	2012
196 Dresden, TN	—	31	1,529	1,073	31	2,602	2,633	1,469	2014	2000
298 Forth Worth, TX	—	2,785	7,546	797	2,785	8,343	11,128	3,484	1998	2015
326 Forth Worth, TX	—	922	12,268	221	922	12,489	13,411	631	2017	2022
026 Gardendale, AL	—	100	7,550	2,260	100	9,810	9,910	7,391	2011	1996
248 Granbury, TX	—	836	6,693	600	836	7,293	8,129	3,346	2008	2011
250 Hewitt, TX	—	1,780	8,220	621	1,780	8,841	10,621	3,063	2008	2011
318 Kansas City, MO	—	1,229	18,369	69	1,229	18,438	19,667	2,270	2018	2019
008 Lecanto, FL	—	351	2,665	2,737	351	5,402	5,753	4,424	2012	1993
322 Longview, TX	—	1,405	12,176	—	1,405	12,176	13,581	1,699	2014	2020
300 Mansfield, TX	—	2,890	13,110	—	2,890	13,110	16,000	3,865	2015	2016
053 Mesa, AZ	—	305	6,909	1,876	305	8,785	9,090	6,855	1996	1996
242 Mission, TX	—	1,111	16,602	174	1,111	16,776	17,887	6,164	2004	2010
233 Nacogdoches, TX	—	394	7,456	268	394	7,724	8,118	3,041	1991	2010
249 Nacogdoches, TX	—	1,015	11,109	621	1,015	11,730	12,745	4,914	2007	2011
245 Newberry, SC	—	439	4,639	1,047	439	5,686	6,125	2,549	1995	2011
244 Newberry, SC	—	919	5,454	556	919	6,010	6,929	2,453	2001	2011
251 Pasadena, TX	—	1,155	14,345	522	1,155	14,867	16,022	5,074	2005	2011
193 Phoenix, AZ	—	300	9,703	92	300	9,795	10,095	6,860	1985	2000
094 Portland, OR	—	100	1,925	3,152	100	5,077	5,177	4,255	2007	1997
254 Red Oak, TX	—	1,427	17,173	540	1,427	17,713	19,140	6,095	2002	2012
197 Ripley, TN	—	20	985	1,638	20	2,623	2,643	1,544	2014	2000
324 San Antonio, TX	—	1,676	15,470	307	1,676	15,777	17,453	753	2018	2022
281 Slinger, WI	—	464	13,482	—	464	13,482	13,946	4,360	2014	2015
234 St. Petersburg, FL	—	1,070	7,930	500	1,070	8,430	9,500	3,094	1988	2010
243 Stephenville, TX	—	670	10,117	774	670	10,891	11,561	4,119	2009	2010
178 Tappahannock, VA	—	375	1,327	397	375	1,724	2,099	1,589	1978	1995

LTC PROPERTIES, INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(in thousands)

		Initial cost to company		Costs capitalized subsequent to acquisition	Gross amount at which carried at December 31, 2023					
	Encumbrances	Land	Building and improvements		Land	Building and improvements	Total [1]	Accum deprec.	Construction/ renovation date	Acquisition date
270 Trinity, FL	$ —	$ 1,653	$ 12,748	$ —	$ 1,653	$ 12,748	$ 14,401	$ 4,177	2008	2013
192 Tucson, AZ	—	276	8,924	112	276	9,036	9,312	6,323	1992	2000
305 Union, KY	—	858	24,116	—	858	24,116	24,974	4,274	2019	2016
299 Weatherford, TX	—	836	11,902	610	836	12,512	13,348	4,463	1996	2015
323 Webster, TX	—	2,310	8,713	206	2,310	8,919	11,229	476	2018	2022
236 Wytheville, VA	—	647	12,167	—	647	12,167	12,814	5,611	1996	2010
Skilled Nursing Properties	$ —	$ 53,212	$ 505,938	$ 37,668	$ 53,212	$ 543,606	$ 596,818	$ 192,217		
Assisted Living Properties:										
105 Arvada, CO	—	100	2,810	7,103	100	9,913	10,013	4,292	2014	1997
304 Athens, GA	—	1,056	13,326	175	1,056	13,501	14,557	2,807	2016	2016
063 Athens, TX	—	96	1,124	137	96	1,261	1,357	1,168	1995	1996
320 Auburn Hills, MI	—	1,964	4,577	1,151	1,964	5,728	7,692	1,428	1995	2019
269 Aurora, CO	—	850	8,583	114	850	8,697	9,547	2,789	2014	2013
260 Aurora, CO	—	831	10,071	327	831	10,398	11,229	3,130	1999	2012
277 Burr Ridge, IL	—	1,400	11,102	175	1,400	11,277	12,677	3,051	2016	2014
278 Castle Rock, CO	—	759	5,091	2	759	5,093	5,852	1,699	2012	2014
311 Cedarburg, WI	—	924	21,083	—	924	21,083	22,007	3,616	2019	2017
330 Centerville, OH	—	2,678	52,036	3	2,678	52,039	54,717	1,268	2019	2023
263 Chatham, NJ	—	5,365	36,399	587	5,365	36,986	42,351	11,044	2002	2012
307 Clovis, CA	—	2,542	19,126	—	2,542	19,126	21,668	3,572	2014	2017
308 Clovis, CA	—	3,054	14,172	—	3,054	14,172	17,226	2,545	2016	2017
279 Corpus Christi, TX	—	880	11,440	339	880	11,779	12,659	3,064	2016	2015
292 De Forest, WI	—	485	5,568	47	485	5,615	6,100	1,327	2006	2015
057 Dodge City, KS	—	84	1,666	36	84	1,702	1,786	1,199	1995	1995
083 Durant, OK	—	100	1,769	162	100	1,931	2,031	1,225	1997	1997
107 Edmond, OK	—	100	1,365	684	100	2,049	2,149	1,285	1996	1997
163 Ft. Collins, CO	—	100	2,961	3,705	100	6,666	6,766	3,378	2014	1999
170 Ft. Collins, CO	—	100	3,400	4,954	100	8,354	8,454	3,980	2014	1999
315 Ft. Worth, TX	—	1,534	11,099	98	1,534	11,197	12,731	1,745	2014	2018
100 Fremont ,OH	—	100	2,435	286	100	2,721	2,821	1,743	1997	1997
266 Frisco, TX	—	1,000	5,154	—	1,000	5,154	6,154	1,826	2014	2012
314 Frisco, TX	—	2,216	10,417	185	2,216	10,602	12,818	1,676	2015	2018
296 Glenview, IL	—	2,800	14,248	13	2,800	14,261	17,061	3,173	2017	2015
167 Goldsboro, NC	—	100	2,385	173	100	2,558	2,658	1,284	1998	1999
056 Great Bend, KS	—	80	1,570	73	80	1,643	1,723	1,285	1995	1995
102 Greeley, CO	—	100	2,310	646	100	2,956	3,056	1,785	1997	1997
284 Green Bay, WI	—	1,660	19,079	475	1,660	19,554	21,214	5,022	2004	2015
286 Greenfield, WI	—	818	8,014	232	818	8,246	9,064	1,980	2007	2015
164 Greenville, NC	—	100	2,478	203	100	2,681	2,781	1,503	1998	1999
062 Greenville, TX	—	42	1,196	126	42	1,322	1,364	1,183	1995	1996
295 Jacksonville, FL	—	1,389	5,235	1,056	1,389	6,291	7,680	3,068	2015	2015
066 Jacksonville, TX	—	100	1,433	107	100	1,540	1,640	1,412	1996	1996
310 Kansas City, MO	—	1,072	15,552	—	1,072	15,552	16,624	2,481	2017	2017
285 Kenosha, WI	—	936	12,361	498	936	12,859	13,795	2,981	2008	2015
255 Littleton, CO	—	1,882	8,248	101	1,882	8,349	10,231	2,406	2013	2012
268 Littleton, CO	—	1,200	8,688	106	1,200	8,794	9,994	2,897	2014	2013
148 Longmont, CO	—	100	2,640	99	100	2,739	2,839	1,720	1998	1998
060 Longview, TX	—	38	1,208	156	38	1,364	1,402	1,227	1995	1995
261 Louisville, CO	—	911	11,703	390	911	12,093	13,004	3,596	2000	2012

LTC PROPERTIES, INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(in thousands)

		Initial cost to company		Costs capitalized subsequent to acquisition	Gross amount at which carried at December 31, 2023					
	Encumbrances	Land	Building and improvements		Land	Building and improvements	Total [1]	Accum deprec.	Construction/ renovation date	Acquisition date
114 Loveland, CO	$ —	$ 100	$ 2,865	$ 360	$ 100	$ 3,225	$ 3,325	$ 2,081	1997	1997
068 Lufkin, TX	—	100	1,453	147	100	1,600	1,700	1,456	1996	1996
061 Marshall, TX	—	38	1,141	566	38	1,707	1,745	1,536	1995	1995
293 McHenry, IL	—	1,289	28,976	1,181	1,289	30,157	31,446	7,059	2005	2015
058 McPherson, KS	—	79	1,571	97	79	1,668	1,747	1,283	1994	1995
313 Medford, OR		636	17,816	—	636	17,816	18,452	2,441	2020	2018
316 Medford, OR	—	750	13,650	250	750	13,900	14,650	2,318	2005	2018
280 Murrells Inlet, SC	—	2,490	14,185	195	2,490	14,380	16,870	3,734	2016	2015
294 Murrieta, CA	—	2,022	11,136	33	2,022	11,169	13,191	2,905	2016	2015
289 Neenah, WI	—	694	20,839	251	694	21,090	21,784	4,857	1991	2015
166 New Bern, NC	—	100	2,427	181	100	2,608	2,708	1,318	1998	1999
118 Newark, OH	—	100	2,435	458	100	2,893	2,993	1,804	1997	1997
306 Oak Lawn, IL	—	1,591	13,772	64	1,591	13,836	15,427	2,759	2018	2016
302 Overland Park, KS	—	1,951	11,882	390	1,951	12,272	14,223	2,868	2013	2016
165 Rocky Mount, NC	—	100	2,494	380	100	2,874	2,974	1,458	1998	1999
059 Salina, KS	—	79	1,571	332	79	1,903	1,982	1,333	1994	1995
084 San Antonio, TX	—	100	1,900	66	100	1,966	2,066	1,293	1997	1997
092 San Antonio, TX	—	100	2,055	585	100	2,640	2,740	1,540	1997	1997
288 Sheboygan, WI	—	1,168	5,382	379	1,168	5,761	6,929	1,561	2006	2015
149 Shelby, NC	—	100	2,805	312	100	3,117	3,217	1,890	1998	1998
312 Spartanburg, SC	—	254	9,906	1,520	254	11,426	11,680	3,205	1999	2017
103 Springfield, OH	—	100	2,035	389	100	2,424	2,524	1,560	1997	1997
321 Sterling Heights, MI	—	1,133	11,487	1,133	1,133	12,620	13,753	2,208	1997	2019
098 Tiffin, OH	—	100	2,435	439	100	2,874	2,974	1,769	1997	1997
282 Tinley Park, IL	—	702	11,481	102	702	11,583	12,285	2,912	2016	2015
088 Troy, OH	—	100	2,435	877	100	3,312	3,412	2,076	1997	1997
080 Tulsa, OK	—	200	1,650	156	200	1,806	2,006	1,159	1997	1997
093 Tulsa, OK	—	100	2,395	47	100	2,442	2,542	1,617	1997	1997
075 Tyler, TX	—	100	1,800	469	100	2,269	2,369	1,291	1996	1996
091 Waco, TX	—	100	2,235	777	100	3,012	3,112	1,713	2021	1997
108 Watauga, TX	—	100	1,668	43	100	1,711	1,811	1,122	1996	1997
109 Weatherford, OK	—	100	1,669	703	100	2,372	2,472	1,522	1996	1997
309 West Chester, OH	—	2,355	13,553	253	2,355	13,806	16,161	2,674	2017	2017
276 Westminster, CO	—	1,425	9,575	111	1,425	9,686	11,111	2,928	2015	2013
110 Wheelersburg, OH	—	29	2,435	381	29	2,816	2,845	1,819	1997	1997
303 Wichita, KS	—	1,422	9,957	332	1,422	10,289	11,711	2,484	2011	2016
259 Wichita, KS	—	730	—	9,682	730	9,682	10,412	3,125	2013	2012
283 Wichita, KS	—	624	13,946	—	624	13,946	14,570	2,695	2016	2015
076 Wichita Falls, TX	—	100	1,850	147	100	1,997	2,097	1,297	1996	1996
120 Wichita Falls, TX	—	100	1,990	203	100	2,193	2,293	1,921	1997	1997
264 Williamstown, NJ	—	711	6,637	—	711	6,637	7,348	2,142	2000	2012
265 Williamstown, NJ	—	711	8,649	—	711	8,649	9,360	2,625	2000	2012
Assisted Living Properties	$ —	$ 66,529	$ 655,265	$ 48,715	$ 66,529	$ 703,980	$ 770,509	$ 197,218		

LTC PROPERTIES, INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(in thousands)

		Initial cost to company		Costs capitalized subsequent to acquisition	Gross amount at which carried at December 31, 2023					
	Encumbrances	Land	Building and improvements		Land	Building and improvements	Total (1)	Accum deprec.	Construction/ renovation date	Acquisition date
Other:										
Properties:										
297 Las Vegas, NV	—	1,965	7,308	1,789	1,965	9,097	11,062	1,932	1990/1994	2015
Properties	—	1,965	7,308	1,789	1,965	9,097	11,062	1,932		
Land:										
271 Howell, MI	—	420	—	—	420	—	420	—	N/A	2013
272 Milford, MI	—	450	—	—	450	—	450	—	N/A	2014
275 Yale, MI	—	73	—	—	73	—	73	—	N/A	2013
Land	—	943	—	—	943	—	943	—		
Other Properties	—	2,908	7,308	1,789	2,908	9,097	12,005	1,932		
	$ —	$ 122,649	$ 1,168,511	$ 88,172	$ 122,649	$ 1,256,683	$ 1,379,332 (2)	$ 391,367		

(1) Depreciation is computed principally by the straight-line method for financial reporting purposes which generally range of a life from 5 to 15 years for furniture and equipment, 35 to 50 years for buildings, 10 to 20 years for site improvements, 10 to 50 years for building improvements and the respective lease term for acquired lease intangibles.

(2) As of December 31, 2023, our aggregate cost for Federal income tax purposes was $1,392,420 (unaudited).

LTC PROPERTIES, INC.

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

(in thousands)

Activity for the years ended December 31, 2023, 2022 and 2021 is as follows:

	For the Year Ended December 31,		
	2023	2022	2021
Reconciliation of real estate:			
Carrying cost:			
Balance at beginning of period	$ 1,410,705	$ 1,408,557	$ 1,452,001
Acquisitions	54,714	51,817	—
Improvements	9,686	9,099	6,298
Capitalized interest	—	—	—
Cost of real estate sold	(79,998)	(55,346)	(49,742)
Impairment loss from real estate investments	(15,775)	(3,422)	—
Ending balance	$ 1,379,332	$ 1,410,705	$ 1,408,557
Accumulated depreciation:			
Balance at beginning of period	$ 391,487	$ 374,606	$ 349,643
Depreciation expense	37,303	37,394	38,192
Cost of real estate sold	(37,423)	(20,513)	(13,229)
Ending balance	$ 391,367	$ 391,487	$ 374,606

LTC PROPERTIES, INC.

SCHEDULE IV

MORTGAGE LOANS RECEIVABLE ON REAL ESTATE

(in thousands)

State	(Unaudited) Number of Properties	Units/Beds (1)	Interest Rate (2)	Final Maturity Date	Balloon Amount (3)	Current Monthly Debt Service	Face Amount of Mortgages	Carrying Amount of Mortgages December 31, 2023	Principal Amount of Loans Subject to Delinquent Principal or Interest
FL	1	112	7.80%	2025	$ 16,706	$ 109	$ 16,706	$ 16,539	$ —
FL	2	92	8.80%	2025	4,000	30	4,000	3,960	—
GA	1	203	7.50%	2024	51,111	324	51,111	50,600	—
IL	1	150	8.80%	2028	16,500	122	16,500	16,335	—
LA	1	189	7.50%	2024	29,346	186	29,346	29,053	—
MI	15	1,875	10.80%	2043	173,487	1,656	190,214	182,134	—
MI	4	480	9.80%	2045	36,650	326	40,480	39,550	—
MI	2	201	10.10%	2045	19,700	165	19,750	19,503	—
MI	1	146	10.30%	2045	14,325	127	15,000	14,702	—
MO	—	—	7.50%	2024	1,999	13	1,999	1,979	—
NC	12 (4)	478	7.30%	2025	53,385	327	53,385	52,851	—
NC	4	217	7.30%	2026	34,043	209	34,043	33,703	—
NC	1	45	7.30%	2025	10,750	66	10,750	10,643	—
NC	—	—	7.30%	2026	826	5	826	818	—
SC	1 (4)	45	7.30%	2025	4,946	31	4,946	4,896	—
	46 (5)	4,233			$ 467,774	$ 3,696	$ 489,056	$ 477,266	$ —

(1) This number is based upon unit/bed counts shown on operating licenses provided to us by lessee/borrowers or units/beds as stipulated by lease/mortgage documents. We have found during the years that these numbers often differ, usually not materially, from units/beds in operation at any point in time. The differences are caused by such things as operators converting a patient/resident room for alternative uses, such as offices or storage, or converting a multi-patient room/unit into a single patient room/unit. We monitor our properties on a routine basis through site visits and reviews of current licenses. In an instance where such change would cause a de-licensing of beds or in our opinion impact the value of the property, we would take action against the borrower to preserve the value of the property/collateral.

(2) Represents current stated interest rate. Generally, the loans have principal and interest payable at varying amounts over the life to maturity with annual interest adjustments through specified fixed rate increases effective either on the first anniversary or calendar year of the loan.

(3) Balloon payment is due upon maturity.

(4) Represents a single mortgage loan secured by 13 ALFs. The mortgage loan was allocated by state for reporting purposes only.

(5) Includes 14 first-lien mortgage loans as follows:

Number of Loans	Original loan amounts
2	$ 500 - $2,000
0	$2,001 - $3,000
1	$3,001 - $4,000
0	$4,001 - $5,000
0	$5,001 - $6,000
0	$6,001 - $7,000
11	$7,001 +

Mortgage loans receivable activity for the years ended December 31, 2023, 2022 and 2021 is as follows:

Balance— December 31, 2020	$	257,251
New mortgage loans		88,415
Other additions		540
Application of interest reserve		298
Amortization of mortgage premium		(6)
Collections of principal		(1,175)
Foreclosures		—
Loan loss reserve		(881)
Other deductions		—
Balance— December 31, 2021		344,442
New mortgage loans		31,965
Other additions		8,767
Application of interest reserve		6,192
Amortization of mortgage premium		(6)
Collections of principal		(1,175)
Foreclosures		—
Loan loss reserve		(457)
Other deductions		—
Balance— December 31, 2022		389,728
New mortgage loans		92,111
Other additions		4,947
Application of interest reserve		1,722
Amortization of mortgage premium		(7)
Collections of principal		(10,351)
Foreclosures		—
Loan loss reserve		(884)
Other deductions		—
Balance— December 31, 2023	$	477,266

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on such evaluation our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting.

The Management Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth on the following pages.

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control— Integrated Framework (2013 Framework). Based on this assessment, our management concluded that, as of the end of the fiscal year ended December 31, 2023, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by Ernst &Young LLP, independent registered public accounting firm. Ernst & Young LLP's report on our internal control over financial reporting appears on the following page.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of LTC Properties, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited LTC Properties, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, LTC Properties, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules listed in the Index at Item 15(a) and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California
February 15, 2024

Exhibit 31.1

**CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Wendy L. Simpson, certify that:

1.   I have reviewed this annual report on Form 10-K of LTC Properties, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ WENDY L. SIMPSON
Wendy L. Simpson
Chairman and Chief Executive Officer
(Principal Executive Officer)
February 15, 2024

Exhibit 31.2

**CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Pamela J. Kessler, certify that:

1.   I have reviewed this annual report on Form 10-K of LTC Properties, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ PAMELA J. KESSLER
Pamela J. Kessler
Co-President, Chief Financial Officer
and Corporate Secretary
(Principal Financial and Accounting Officer)
February 15, 2024

Exhibit 32

**CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of LTC Properties, Inc. (or the Company) on Form 10-K for the period ending December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (or the Report), I, Wendy L. Simpson, Chairman and Chief Executive Officer of the Company, and I, Pamela J. Kessler, Co-President, Chief Financial Officer and Corporate Secretary of the Company, certify solely for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 15, 2024   /s/ WENDY L. SIMPSON
                                 Wendy L. Simpson
                                 Chairman and Chief Executive Officer

Date: February 15, 2024   /s/ PAMELA J. KESSLER
                                 Pamela J. Kessler
                                 Co-President, Chief Financial Officer
                                 and Corporate Secretary

This certification is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Act of 1934 (whether made before or after the date of the Report), irrespective of any general incorporation language contained in such filing.



3011 Townsgate Road, Suite 220
Westlake Village, CA 91361
(805) 981-8655
www.LTCreit.com